Form 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

SONY CORPORATION
(Translation of registrant's name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By T. Tokunaka
(Signature)

Teruhisa Tokunaka
Executive Deputy President
and Chief Financial Officer

Date: August 19, 2002

List of materials

Documents attached hereto:

i) A press release regarding Annual Report 2002 (for the fiscal year ended March 31, 2002)

ii) A press release regarding Consolidated Financial Information 2002 (for the fiscal year ended March 31, 2002)

iii) A press release regarding Consolidated Financial Results for the First Quarter ended June 30, 2002.

SONY

Consolidated Financial Information 2002

year ended March 31, 2002

Contents

Operating and Financial Review and Prospects

The following "Operating and Financial Review and Prospects" is based on current information known to management as of June20, 2002.

Operating Results

(The fiscal year ended March 31, 2002 compared with the fiscal year ended March 31, 2001)

Impact of Foreign Exchange Fluctuations and Basic Countermeasures

During the fiscal year ended March 31, 2002, the average value of the yen was 124.1 yen against the U.S. dollar, and 109.1 yen against the euro, which was 11.7 percent lower against the U.S. dollar and 9.3 percent lower against the euro, respectively, compared with the average of the previous year. Operating results on a local currency basis described in "Operating Performance" compare results of sales and operating revenue ("sales") and operating income obtained by applying the yen's monthly average exchange rate in the previous year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2002, as if the value of the yen had remained the same. Regarding the Music segment, Sony consolidates the yen-translated results of Sony Music Entertainment Inc. ("SMEI" – a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of Sony Music Entertainment (Japan) Inc. ("SMEJ" – an operation which aggregates the results of its operations in yen). Regarding the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of Sony Pictures Entertainment ("SPE" – a U.S. based operation with worldwide subsidiaries). Therefore, regarding the results of SMEI and SPE, analysis of operating results is on a U.S. dollar basis; accordingly, discussion of certain portions of these two companies' results is specified as being on "a U.S. dollar basis." Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony's financial statements and do not conform with Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that results on a local currency basis provide additional useful information to investors regarding operating performance.

Sony's consolidated results are subject to foreign currency fluctuations mainly derived from inter-company accounts receivable and payable associated with export and import of materials, parts and products. In the Electronics segment, this is related to products manufactured in Asia (including Japan) and shipped to the U.S. and Europe, and in the Game segment, this is related to products manufactured in Japan and shipped to the U.S. and Europe. Against its aggregate net balance of foreign exchange exposure from these activities, from time to time Sony engages in foreign exchange transactions. During the fiscal year ended March 31, 2002, the total net foreign exchange Sony sold as a result of such activities in major currencies was 8.6 billion U.S. dollars and 3.7 billion euro. Sony engaged in hedging activities throughout the year to reduce this exchange rate risk by employing foreign exchange forward contracts and foreign currency option contracts. Furthermore, to minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, when appropriate, Sony seeks to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Operating Performance

During the fiscal year ended March 31, 2002, worldwide economic conditions turned poor as countries in Europe and Asia, including Japan, experienced a deterioration in their economies following a worsening of economic conditions in the U.S., particularly in the information-technology sector. The atmosphere of global recession grew after the terrorist attacks in the U.S. on September 11, 2001, causing the economic outlook to become even more uncertain. While the deterioration of the Japanese, U.S. and European economies showed signs of bottoming out in the early months of calendar year 2002, the fiscal year ended on March 31, 2002 without a strong sense of recovery. Under such difficult market conditions and reflecting the impact of the translation of financial results into yen in accordance with U.S. GAPP, the currency in which Sony's financial statements are prepared, Sony's sales for the fiscal year increased 3.6 percent compared with the previous year, due to the positive impact of the depreciation of the yen and a significant increase in sales in the Game segment. Although profitability of the Game and Pictures segments improved significantly, operating income decreased 40.3 percent compared with the previous year, primarily reflecting the operating loss recorded in the Electronics segment due to poor worldwide market conditions and the recording of restructuring charges.

On a local currency basis (in connection with all references herein to results on a local currency basis, refer to "Impact of Foreign Exchange Fluctuations and Basic Countermeasures"), Sony's sales for the fiscal year ended March 31, 2002 decreased approximately 4 percent compared with the previous year, and an

operating loss was recorded compared to operating income recorded in the previous year.

Sales

Sales for the fiscal year ended March 31, 2002 increased by 263.4 billion yen, or 3.6 percent, to 7,578.3 billion yen compared with the previous year, for the reasons discussed above.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2002 increased by 192.9 billion yen, or 3.8 percent, to 5,239.6 billion yen compared with the previous year and, as a percentage of sales, increased from 73.9 percent to 74.2 percent. Despite a decrease in personnel expenses primarily in the Electronics and Music segments, cost of sales increased primarily due to increases in manufacturing-related expenses, such as raw materials and depreciation, and in research and development expenses, mainly in the Game segment. Research and development expenses during the fiscal year increased by 16.5 billion yen, or 4.0 percent, to 433.2 billion yen compared with the previous year, with much of this increase in the Game segment. However, the ratio of research and development expenses to sales was 6.1 percent, which approximated that of the previous year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2002 increased by 129.8 billion yen, or 8.0 percent, to 1,742.9 billion yen compared with the previous year. The ratio of selling, general and administrative expenses to sales increased from 23.6 percent to 24.7 percent. The increase in expenses was due to the depreciation of the yen; a total of approximately 40.0 billion yen in severance-related charges due to restructuring initiatives primarily in the Electronics segment, including Aiwa Co., Ltd., and the Music segment; an increase of 25.6 billion yen in loss on sales, disposal or impairment of long-lived assets, net, primarily in the Electronics segment; and an increase of 18.6 billion yen in after-sales service expenses relating to the mobile phone business. However, advertising expenses decreased 23.9 billion yen, mainly in the Electronics and Music segments, while those in the Game segment increased, because sales also increased significantly.

Restructuring expenses for the fiscal year amounted to approximately 106 billion yen. On a segment basis, the primary charges were made in Electronics, approximately 85 billion yen, Music, approximately 9 billion yen, and Pictures, approximately 8 billion yen.

Partially offsetting the increase in cost of sales and selling, general and administrative expenses was a cessation of amortization in accordance with a change in the accounting standard regarding goodwill and other intangible assets adopted in the first quarter of the fiscal year (refer to Notes 2 and 11 of Notes to Consolidated Financial Statements). The adoption of this new accounting standard resulted in a 20.1 billion yen decrease in expenses. By segment, the change in accounting standard positively affected the Electronics segment by 3.0 billion yen, the Game segment by 10.5 billion yen, the Music segment by 3.4 billion yen, and the Pictures segment by 3.2 billion yen.

The aforementioned analysis of cost of sales and selling, general and administrative expenses does not include an analysis of the Financial Services segment. Therefore, Financial service revenue is excluded from "Sales" in the ratio of selling, general and administrative expenses to sales.

Operating Income

As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2002 decreased by 90.7 billion yen, or 40.3 percent, to 134.6 billion yen compared with the previous year. Operating margin decreased from 3.1 percent to 1.8 percent.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions (refer to Note 25 of Notes to Consolidated Financial Statements).

Business Segment Information

Sales and Operating revenue	(Yen in billions) Year ended March 31 2001	2002	Percent change
Electronics	5,473.4	5,310.4	- 3.0 %
Game	660.9	1,003.7	+ 51.9
Music	612.1	642.8	+ 5.0
Pictures	555.2	635.8	+ 14.5
Financial Services	478.8	512.2	+ 7.0
Other	156.4	146.4	- 6.4
Elimination	(622.0)	(673.2)	-
Consolidated	7,314.8	7,578.3	+ 3.6

Operating income (loss)	(Yen in billions) Year ended March 31 2001	2002	Percent change
Electronics	247.1	(8.2)	-
Game	(51.1)	82.9	-
Music	20.5	20.2	- 1.6 %
Pictures	4.3	31.3	+ 624.6
Financial Services	17.4	22.1	+ 27.0
Other	(9.4)	(8.6)	-
Elimination and unallocated corporate expenses	(3.5)	(5.0)	-
Consolidated	225.3	134.6	- 40.3

Sony's mobile handset business, previously included in the "Electronics" segment, has been moved to Sony Ericsson Mobile Communications ("SEMC"), a mobile handset joint venture which began operations in October 2001, and has become an affiliated company accounted for under the equity method.

Realignment of the Business Segment Configuration

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration, used for disclosing the breakdown of operating results, and its product category configuration in the Electronics segment, used for disclosing the breakdown of sales and operating revenue, as described below. Results for the previous fiscal year have been reclassified to conform to the presentations for the current year.

Changes in the Business Segment Configuration

- *Sony renamed the former "Insurance" segment the "Financial Services" segment. The "Financial Services" segment includes results* of Sony Life Insurance Co., Ltd. and Sony Assurance Inc., previously included in the former "Insurance" segment. The "Financial Services" segment also includes the results of Sony Finance International, Inc., a subsidiary focused on leasing and credit financing and moved from the "Other" segment to the "Financial Services" segment, and the results of Sony Bank Inc., which started operations in June 2001.
- Results of Sony Communication Network Corporation, a subsidiary focused on Internet-related services, have been moved from the "Electronics" segment to the "Other" segment.
- *Results of Sony Trading International Corporation, a subsidiary focused on parts trading services within the Sony group, have been* moved from the "Other" segment to the "Electronics" segment.

Changes in the Product Category Configuration in the Electronics segment

- Sony divided the former "Electronic components and other" category into the "Semiconductors," "Components," and "Other" categories. The "Components" category includes sales of optical pickups, batteries, and cathode ray tubes ("CRTs"). The category also includes sales of audio recording media, previously included in the "Audio" category; video recording media, previously included in the "Video" category; and data recording media/data recording systems, previously included in the "Information and communications" category.
- Sales of Aiwa Co., Ltd., previously included in the "Audio," "Video," "Televisions," "Information and communications," and "Electronic components and other" categories by the nature of products, have been integrated into the "Other" category.
- Sales of broadcast and professional use audio equipment, previously included in the "Audio" category; sales of broadcast and professional use video equipment, previously included in the "Video" category; sales of broadcast and professional use monitors, previously included in the "Televisions" category; and sales of other professional-use equipment, previously included in the "Electronic components and other" category, have been integrated into the "Information and Communications" category.
- Sales of computer projectors, previously included in the "Televisions" category, are now included in the "Information and Communications" category.
- Sales of car navigation systems and home telephones, previously included in the "Information and communications" category, are now included in the "Audio" category.
- Sales of set-top-boxes such as broadcasting reception systems and Internet terminals, previously included in the "Information and communications" category, are now included in the "Televisions" category.
- Sales of mobile handsets, previously included in the "Information and communications" category, were included in the "Other" category from the second half of the fiscal year because SEMC entrusted only their manufacture to Sony after the entire mobile phone handset business was transferred to SEMC in October 2001. Since this is a change in business structure, Sony has not restated sales figures for the past fiscal years.

New Business Segment Configuration

Electronics	Electronics business composed of "Audio," "Video," "Televisions," "Information and Communications," "Semiconductors," "Components," and "Other" categories
Game	Home entertainment system business run by Sony Computer Entertainment
Music	Music business run by Sony Music Entertainment Inc. and Sony Music Entertainment (Japan) Inc.
Pictures	Motion picture and television business, as well as digital entertainment business such as digital production, online distribution, and broadband services, run by Sony Pictures Entertainment
Financial Services	Life insurance business run by Sony Life Insurance Co., Ltd., non-life insurance business run by Sony Assurance Inc., leasing and credit financing business run by Sony Finance International, Inc., and banking business run by Sony Bank Inc.
Other	Internet-related services business run by Sony Communication Network Corporation; location-based entertainment businesses in Japan and the U.S.; and advertising agency business in Japan

New Product Categories Configuration in the Electronics business

Audio	Home audio, portable audio, car audio, car navigation systems, and home telephones
Video	Video cameras, digital still cameras, video decks, and DVD-Video players/recorders
Televisions	CRT-based televisions, projection televisions, and set-top-boxes such as broadcasting reception systems and Internet terminals
Information and Communications	PCs, computer displays, computer projectors, printer systems, personal digital assistants, and broadcast and professional use audio/video/monitors and other professional-use equipment (sales of mobile phone handsets made prior to October 2001 are also contained here)
Semiconductors	LCDs, CCDs, and other semiconductors
Components	Optical pickups, batteries, CRTs, audio/video/data recording media, and data recording systems
Other	Aiwa Co., Ltd., Sony Trading International Corporation, and products and services which are not included in the above categories (sales of mobile phone handsets to SEMC from October 2001 onward are also contained here)

Electronics

Sales for the fiscal year ended March 31, 2002 were 5,310.4 billion yen, a decrease of 162.9 billion yen, or 3.0 percent, compared with the previous year. An operating loss of 8.2 billion yen was recorded compared to operating income of 247.1 billion yen in the previous year. The significant deterioration of results was due to a worsening of worldwide market conditions, intensified price competition, and restructuring expenses. Regarding sales by area, sales increased slightly in the U.S., primarily because of the especially strong performance of consumer-oriented desktop PCs and personal digital assistants, in addition to the positive impact of the depreciation of the yen. In Japan, Europe, and Other areas sales decreased. Of these areas, Japan had the largest decrease, which accounted for almost the entire decrease in sales of the segment. This decrease in sales in Japan resulted from a significant decline in sales of mobile phones due to quality issues in the first half of the fiscal year ended March 31, 2002 (before that business was transferred to Sony Ericsson Mobile Communications ("SEMC"), which started operations in October 2001). The decrease in sales also resulted from a decrease in sales of semiconductors and consumer-oriented products in the audio, video, and televisions categories. The transfer of Sony's mobile phone business to SEMC also had a negative impact on the sales of the segment. The deterioration in profit performance for the segment resulted from the decrease in sales of the segment, partially offset by the positive impact of the yen's depreciation. In addition, profitability was also negatively impacted by a drop in world market prices; a decrease in demand for semiconductors and OEM products, including PC peripherals; restructuring expenses of approximately 60.0 billion yen, excluding those at Aiwa Co., Ltd. ("Aiwa"), a consolidated subsidiary; losses in the mobile phone business in the first half of the fiscal year; and a 38.0 billion yen operating loss (including 25.5 billion yen in restructuring expenses) at Aiwa.

Performance by product category

Sales and operating revenue by product category discussed below represent sales to customers, which do not include intersegment transactions (refer to Note 25 of Notes to Consolidated Financial Statements).

"Audio" sales decreased by 8.9 billion yen, or 1.2 percent, to 747.5 billion yen. While demand for CD/MD format headphone stereos increased in Western Europe, withdrawal from the home telephone business in the U.S. and Japan, decreased sales of radio-cassette recorders and home-use audio in most geographic areas, and decreased sales of car audio in Japan, the U.S., and Europe brought about the overall decrease in sales for the category.

"Video" sales increased by 14.9 billion yen, or 1.9 percent, to 806.4 billion yen. Sales of digital format home-use video cameras, digital still cameras, and DVD-Video players increased in most geographic areas as a result of the positive impact of the depreciation of the yen and increased demand. However, in the intensely competitive Japanese market, sales of digital home-use video cameras and DVD-Video players decreased. In addition, sales of analog format home-use video cameras and home-use VHS video decks decreased in most geographic areas as a result of lower demand and declining prices.

"Televisions" sales increased by 44.2 billion yen, or 6.3 percent, to 747.9 billion yen. The increase was primarily due to higher sales of large-screen projection televisions in the U.S. and China. Sales of set-top-boxes also increased due to increased sales in the U.S., brought on by the introduction of digital cable-TV set-top-boxes, partially offset by a decrease in sales in Japan where, in the previous fiscal year, the merger of two satellite broadcasting companies had created a temporary increase in demand. On the other hand, sales of televisions (mainly comprised of CRT televisions) decreased slightly as a result of a large decline in sales in Japan, despite an increase in sales of televisions (mainly comprised of CRT televisions) in Europe and the U.S. due to the positive impact of the depreciation of the yen.

"Information and communications" sales decreased by 95.1 billion yen, or 7.2 percent, to 1,227.7 billion yen. Sales of mobile phones, with their primary market in Japan and Europe, decreased as a result of quality issues that arose in Japan in the first half of the fiscal year, as well as due to the fact that sales of all mobile phone handsets were recorded in the "Other" category from the second half of the fiscal year as a result of their becoming consignment sales to SEMC. Sales of CRT-based computer displays decreased significantly in the primary markets of Europe and the U.S. due to

deterioration of the PC market. In addition sales of broadcast and professional use products in the U.S. decreased due to a weakened broadcasting industry. Partially offsetting the decline in sales of the category was an increase in sales in the U.S. of desktop PCs and personal digital assistants.

"Semiconductors" sales decreased by 55.4 billion yen, or 23.3 percent, to 182.3 billion yen. The decrease was due to significant decreases in sales of LSI (Large Scale Integration) for AV devices in Japan and significant decreases in sales of memory chips in Europe and the U.S. The drop in sales reflected a drop in demand across all electronics products including AV devices and PC related devices that was due to the weakening of the global information and communications industry.

"Components" sales decreased by 40.1 billion yen, or 6.5 percent, to 572.5 billion yen. The decrease was due to significant decreases in sales of CD-R/RW drives and CRTs for computer displays in Asia, the primary base for PC manufacturers. On the other hand, sales of Memory Stick increased in most areas, especially in the U.S., reflecting the increase in the variety of products that are compatible with the Memory Stick format, such as strong selling digital still cameras.

"Other" sales decreased by 66.0 billion yen, or 11.5 percent, to 508.9 billion yen. The decrease was due to a large decline in the sales of Aiwa in almost all geographic areas because of a slowdown in the market and a drop in the competitiveness of the company's mainstay: audio products.

Cost of sales in the Electronics segment increased primarily due to the effect of the depreciation of the yen on manufacturing-related expenses such as raw materials. Partially offsetting the increase in cost of sales was a decrease in personnel and other expenses included in the cost of sales. Selling, general and administrative expenses increased as losses on the sale, disposal and impairment of long-lived assets and personnel expenses, including severance related expenses, both increased. These increases resulted from the consolidation of manufacturing facilities and the reduction in personnel that took place in accordance with the implementation of restructuring efforts. Also contributing to the increase in selling, general and administrative expenses was an increase in after-sales service expenses caused by a recall of products for quality reasons in the mobile phone business during the first half of the fiscal year. Partially offsetting the increase in selling, general and administrative expenses was a decrease in advertising expenses due to a reevaluation of the effectiveness of these expenses. As a result of the decrease in sales, the ratio of cost of sales to sales and the ratio of selling, general and administrative expenses to sales increased. Regarding profit performance by product category, compared with the previous year, operating income decreased in semiconductors due to the market slowdown; in mobile phones because of the quality issues that arose in the first half of the fiscal year; in CRT-based computer displays due to an impairment charge for manufacturing facilities in response to the declining demand trend; and in notebook PCs, due to an increase in key component prices at a time when end-user prices fell. Operating losses in the fiscal year were recorded in the mobile phone business, for the reasons mentioned above, and in the set-top box business, which was unable to generate sufficient sales to cover development costs. Product categories that recorded the largest gains in operating income were home-use video cameras, televisions, digital still cameras, and portable audio products.

During the year, regarding the geographical breakdown of Sony's total production volume (excluding Aiwa, which represented less than 5 percent of sales in the Electronics segment), slightly less than 50 percent of total production was in Japan, more than 25 percent was in Asia (countries other than Japan), and approximately 25 percent was in the Americas and Europe combined. By cutting back on excess production capacity to meet changes in market conditions, Sony is working to improve its break-even point through a reduction in fixed costs. During the fiscal year, Sony continued to realign its manufacturing facilities. In Europe, Sony sold subsidiaries in Italy and France, which manufactured magnetic storage media. In the U.S., Sony streamlined a production line used to manufacture CRTs for computer displays. In Japan, Sony consolidated two manufacturing sites that manufacture audio devices. In Mexico, Sony consolidated two manufacturing sites that manufacture televisions, computer displays and other home AV products.

Results in the Electronics segment were positively impacted by the yen's depreciation against the U.S. dollar and the euro. On a local currency basis, sales for the fiscal year ended March 31, 2002 decreased approximately 10 percent compared with the previous year and an operating loss was recorded where operating income had been recorded in the previous year. This was due to a deterioration of market conditions, intensified price competition, and a significant decrease in the sales of almost all products with the exception of desktop PCs and digital personal assistants. The decline in operating performance on a local currency basis was also due to the recording of restructuring expenses and a loss in our mobile phone business, as well as a significant deterioration of profitability caused by weak performance at Aiwa. Regarding sales by area on a local currency basis, in Japan, sales of mobile phones, semiconductors, audio products as a

whole, televisions, home-use video cameras, and optical pickups decreased, while sales of digital still cameras increased. In the U.S., sales of PC displays decreased significantly and sales of audio products as a whole, broadcast and professional use products, televisions, home-use video cameras, notebook PCs, semiconductors, and home-use telephones decreased, although sales of desktop PCs increased significantly. In Europe, sales of mobile phones, PC displays, home-use audio, notebook PCs, broadcast and professional use products, and analog format home-use video cameras decreased. In other areas, sales of digital format home-use video cameras increased, primarily in Asia and the Middle East, and sales of PCs increased in South America, while sales of CD-R/RW drives, semiconductors, and CRTs for computer displays decreased mainly in Asia. Sales at Aiwa decreased significantly in almost all geographic areas.

Game

Sales for the fiscal year ended March 31, 2002 increased by 342.8 billion yen, or 51.9 percent, to 1,003.7 billion yen compared with the previous year. Regarding profit performance, compared with an operating loss of 51.1 billion yen recorded in the previous year, operating income of 82.9 billion yen was recorded.

Regarding sales by area, in Japan PS one hardware unit sales decreased significantly and software sales decreased slightly, but sales of PlayStation 2 hardware units continued to increase. As a result, overall sales in Japan increased slightly. In the U.S. and Europe, PlayStation 2 hardware unit sales increased significantly and software sales increased. As a result, overall sales in both the U.S. and Europe almost doubled; in these regions, the depreciation of the yen had a positive impact on sales.

Total worldwide production shipments of hardware and software were as follows:

(million units)

	Year ended March 31		Cumulative as of March 31, 2002
	2001	2002	
Total Production Shipments of Hardware			
PlayStation + PS one	9.31	7.40	89.63
PlayStation 2	9.20	18.07	28.68
Total Production Shipments of Software*			
PlayStation	135.00	91.00	856.00
PlayStation 2	35.40	121.80	160.10

* Including those both from Sony and third parties under Sony licenses.

In terms of total software unit sales, PlayStation 2 titles represented 57.percent for the fiscal year ended March 31, 2002, an increase from 21 percent recorded for the previous year.

In terms of profitability, operating income was recorded compared with an operating loss in the previous year. This was due to an improvement in profitability of the hardware business as a result of reductions in the cost of producing PlayStation 2 hardware and the positive impact of the yen's depreciation, as well as an increase in profitability of the software business brought on by an increase in unit sales. Although cost of sales in the Game segment increased due to an increase in manufacturing-related expenses in accordance with increased unit sales of PlayStation 2 hardware, the ratio of cost of sales to sales significantly decreased compared with the previous year due to a significant increase in sales and a reduction in the cost of each PlayStation 2 hardware unit. Similarly, although selling, general and administrative expenses increased primarily due to advertising and marketing expenses in conjunction with the expansion of business, the ratio of selling, general and administrative expenses to sales decreased compared with the previous year because of a significant increase in sales.

Sales in the Game segment were positively impacted by the yen's depreciation against the U.S. dollar and the euro. On a local currency basis, sales for the fiscal year ended March 31, 2002 increased approximately 40 percent and operating profit was recorded compared with an operating loss in the previous year.

Music

Sales for the fiscal year ended March 31, 2002 increased by 30.7 billion yen, or 5.0 percent, to 642.8 billion yen compared with the previous year. Operating income decreased by 0.3 billion yen, or 1.6 percent, to 20.2 billion yen and the operating margin decreased from 3.3 percent to 3.1 percent.

On a local currency basis, both sales and operating income in the Music segment for the fiscal year decreased approximately 3 percent compared with the previous year.

Regarding the results of Sony Music Entertainment Inc. ("SMEI"), the U.S. based operation, on a U.S. dollar basis sales decreased approximately 4 percent while operating income decreased approximately 20 percent. The decrease in sales was due to the contraction of the global music industry, an increase in digital piracy, and the negative impact of the September 11th terrorist attacks in the U.S. The decrease in operating income was due to the decrease in sales caused by these same factors as well as costs incurred for restructuring activities (68 million U.S. dollars), the rationalization of digital media initiatives and portfolio investments, and the settlement of certain significant industry-wide litigation. During the year, SMEI continued to pursue aggressively worldwide restructuring and cost reduction initiatives, the benefit of which helped offset the decline in profitability. As a result of these efforts, SMEI reduced its workforce by 6.3 percent. In addition, disc manufacturing profitability increased and accounted for a significant portion of segment profitability as SMEI benefited from increased demand for home entertainment and PlayStation DVDs and lower material costs. The ratio of selling, general and administrative expenses to sales for the fiscal year at SMEI was almost flat compared with the previous year.

Regarding the results of the Music segment in Japan, comprised of Sony Music Entertainment (Japan) Inc. ("SMEJ") and its subsidiaries, sales increased 2 percent and operating income increased 18 percent. Despite the negative impact of the contraction of the global music industry, profitability improved due to the positive impact of best selling albums, a reduction of selling, general and administrative expenses (particularly advertising expenses) and a gain of 2.5 billion yen on the sale of a studio facility, which was replaced by a new studio facility.

Pictures

Sales for the fiscal year ended March 31, 2002 increased by 80.6 billion yen, or 14.5 percent, to 635.8 billion yen compared with the previous year. Operating income increased by 27.0 billion yen, or 624.6 percent, to 31.3 billion yen and the operating margin increased from 0.8 percent to 4.9 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment, a U.S. based operation.

On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 2 percent and operating income increased more than tenfold compared with the previous year. The increase in sales was due to the strong box office performance of releases such as *A Knight's Tale*, *America's Sweethearts*, and *Black Hawk Down*, strong DVD software sales of films released in the previous fiscal year, and the continued success of game shows. However, the sales increase was partially offset by a decrease in the number of network television series episodes distributed and lower advertising sales. Regarding profit performance, despite losses on two major films released during the fiscal year, *Ali* and *Riding in Cars With Boys*, operating income was favorably impacted by a stronger performance from the film slate, compared with that of the previous year, strong sales of DVD software in the worldwide home entertainment market, and an insurance recovery for losses on previous years' released films. In addition, lower deficits on network television shows due to the consolidation of U.S. television operations had a positive impact on profit performance. Partially offsetting the increase in operating income was a one-time restructuring charge of 67 million U.S. dollars recorded in connection with the consolidation of U.S. television operations, a provision with respect to income recorded from a licensee of feature film and television product and a weak advertising sales market.

Financial Services

Financial services revenue for the fiscal year ended March 31, 2002 increased by 33.4 billion yen, or 7.0 percent, to 512.2 billion yen compared with the previous year. Operating income increased by 4.7 billion yen, or 27.0 percent, to 22.1 billion yen and the operating margin increased from 3.6 percent to 4.3 percent.

Regarding the results of Sony Life Insurance Co., Ltd. ("Sony Life"), both revenue and profit increased compared with the previous year. Insurance revenue increased as insurance-in-force from individual life insurance products increased. Regarding profit performance, despite the negative impact of a 8.4 billion yen impairment loss on Argentine bonds held in Sony Life's investment portfolio, profit increased because of the significant increase in insurance revenue that accompanied the increase in insurance-in-force from individual life insurance products mentioned above.

Regarding the results of Sony Assurance Inc. ("Sony Assurance"), revenue increased due to a net

increase in newly acquired automobile insurance-in-force and the maintenance of a high ratio of renewed contracts during the fiscal year. Regarding profit performance, a loss was recorded, as was also recorded in the previous year, because Sony Assurance was unable to generate sufficient insurance revenue to cover expenses such as payments for insurance benefits, advertising expenses and personnel expenses. However, total losses decreased because insurance revenue increased.

Regarding the results of Sony Finance International, Inc., a leasing and credit financing business subsidiary in Japan, revenue decreased slightly because there was a one-time revenue from the receipt of a lease cancellation fee in the previous fiscal year. In terms of profitability, operating income was recorded compared with an operating loss in the previous year due to revaluation losses from interest rate swaps in the *previous year. Sony Bank Inc., which started business on June 2001, recorded a loss primarily due to start-up* expenses.

Condensed Financial Services Segment Financial Statements

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedule shows unaudited condensed financial statements for the Financial Services and all other segments excluding Financial Services as well as condensed consolidated financial statements. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, such as Electronics, Game, Music and Pictures, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services *are eliminated in the consolidated figures shown below.*

Condensed Balance Sheets (Unaudited)

(Yen in millions)

	Financial Services Year ended March 31		All other businesses excluding Financial Services Year ended March 31		Consolidated Year ended March 31	
	2001	2002	2001	2002	2001	2002
Assets						
Cash and cash equivalents	307,245	327,262	300,000	356,538	607,245	683,800
Marketable securities	77,905	157,363	12,189	4,784	90,094	162,147
Other current assets	146,967	142,051	2,716,845	2,412,799	2,780,135	2,491,265
Investments and advances	1,104,739	1,388,556	405,312	420,226	1,388,988	1,697,807
Investments in Financial Services, at cost	-	-	160,189	170,189	-	-
Deferred insurance acquisition costs	270,022	308,204	-	-	270,022	308,204
Other long-lived assets	167,356	172,616	2,567,381	2,702,352	2,691,482	2,842,572
	2,074,234	2,496,052	6,161,916	6,066,888	7,827,966	8,185,795
Liabilities and stockholders' equity						
Deposits from customers in the banking business	-	106,472	-	-	-	106,472
Future insurance policy benefits and other	1,366,013	1,680,418	-	-	1,366,013	1,680,418
Other liabilities and minority interest in consolidated subsidiaries	404,019	390,976	3,987,328	3,834,544	4,146,500	4,028,495
Liabilities and minority interest in consolidated subsidiaries	1,770,032	2,177,866	3,987,328	3,834,544	5,512,513	5,815,385
Stockholders' equity	304,202	318,186	2,174,588	2,232,344	2,315,453	2,370,410
	2,074,234	2,496,052	6,161,916	6,066,888	7,827,966	8,185,795

Condensed Statements of Income (Unaudited)

(Yen in millions)

	Financial Services		All other businesses excluding Financial Services		Consolidated	
	Year ended March 31		Year ended March 31		Year ended March 31	
	2001	2002	2001	2002	2001	2002
Financial services revenue	478,824	512,245	-	-	447,147	483,313
Net sales and operating revenue	-	-	6,878,234	7,102,369	6,867,677	7,094,945
	478,824	512,245	6,878,234	7,102,369	7,314,824	7,578,258
Financial services expenses and operating	461,392	490,111	6,666,441	6,989,446	7,089,478	7,443,627
Operating income	17,432	22,134	211,793	112,923	225,346	134,631
Non-operating income (expenses), net	1,148	(1,861)	35,572	(40,421)	40,522	(41,856)
Income before income taxes	18,580	20,273	247,365	72,502	265,868	92,775
Income taxes and other	9,423	11,477	135,190	72,785	144,641	83,443
Cumulative effect of accounting changes	-	4,305	(104,473)	1,673	(104,473)	5,978
Net income	9,157	13,101	7,702	1,390	16,754	15,310

Condensed Statements of Cash Flows (Unaudited)

(Yen in millions)

	Financial Services		All other businesses excluding Financial Services		Consolidated	
	Year ended March 31		Year ended March 31		Year ended March 31	
	2001	2002	2001	2002	2001	2002
Net cash provided by operating activities	283,922	301,625	260,897	436,059	544,767	737,596
Net cash used in investing activities	(291,114)	(401,866)	(525,334)	(368,951)	(719,048)	(767,117)
Net cash provided by (used in) financing activities	86,324	120,255	145,466	(31,603)	134,442	85,040
Effect of exchange rate changes on Cash and cash equivalents	3	3	21,017	21,033	21,020	21,036
Net increase (decrease) in cash and cash	79,135	20,017	(97,954)	56,538	(18,819)	76,555
Cash and cash equivalents at beginning of year	228,110	307,245	397,954	300,000	626,064	607,245
Cash and cash equivalents at end of year	307,245	327,262	300,000	356,538	607,245	683,800

Other

During the fiscal year ended March 31, 2002, the Other segment included Sony Communication Network Corporation ("SCN"), an Internet related service business subsidiary mainly in Japan, location-based entertainment businesses in Japan and the U.S., and an advertising agency business in Japan.

Sales for the fiscal year ended March 31, 2002 decreased by 10.0 billion yen, or 6.4 percent, to 146.4 billion yen, compared with the previous year. Approximately 40 percent of sales in the Other segment reflected intersegment transactions during the year. Operating losses for the segment decreased from 9.4 billion yen to 8.6 billion yen.

During the fiscal year, sales decreased primarily due to a decrease in sales of the advertising agency business, reflecting a reduction in advertising spending by clients due to weak economic conditions. Regarding profit performance, losses were recorded at the location-based entertainment businesses in Japan and the U.S. In comparison with the previous year, segment losses decreased primarily due to a significant decrease in operating losses in the location-based entertainment business in Japan, which recorded a devaluation of assets for an entertainment facility in the previous year. Despite the fact that an operating loss was recorded at SCN, compared with an operating profit in the previous year, mainly due to a significant drop in Internet connection rates charged to customers, the operating loss for the segment decreased.

Other Income and Expenses

In the consolidated results for the fiscal year ended March 31, 2002, other income decreased by 71.3 billion yen, or 42.5 percent, to 96.3 billion yen, while other expenses increased by 11.1 billion yen, or 8.7 percent, to 138.2 billion yen, compared with the previous year.

The decrease in other income was primarily due to the fact that one-time gains on sales of securities investments and other, net, gains on issuance of stock by equity investees, and gains from the contribution of certain marketable investment securities to employee retirement benefit trusts were recorded in the previous fiscal year. These gains were minimal in the fiscal year ended March 31, 2002. Regarding gains on sales of

securities investments and other, net, the 41.7 billion yen recorded in the previous fiscal year decreased to 1.4 billion yen; in the previous year gains were recorded from the sale to Liberty Digital of 50 percent of the equity of the Game Show Network, a subsidiary in the U.S. that provides television programming services exclusively dedicated to interactive game playing and pre-recorded game shows; the sale of a small portion of the equity of a subsidiary engaged in operation of a television channel in India; and the sale of a subsidiary engaged in the in-flight entertainment business in the U.S. Regarding gains on the issuance of stock by equity investees, the 18.0 billion yen recorded in the previous fiscal year decreased to 0.5 billion yen; in the previous year gains were recorded primarily from public offerings by Crosswave Communications Inc. which provides high-capacity/high-speed network services in Japan; Monex, Inc., which provides on-line security trading services in Japan; and SKY Perfect Communications Inc., which provides satellite broadcasting services in Japan (refer to Note 21 of Notes to Consolidated Financial Statements). Moreover, other income during the previous fiscal year included 11.1 billion yen recorded for gains from the contribution of marketable investment securities held by Sony Corporation and its subsidiaries to employee retirement benefit trusts. Interest and dividends decreased from 18.5 billion yen in the previous fiscal year to 16.0 billion yen, primarily due to a decrease in interest received at subsidiaries inside and outside Japan.

The increase in other expenses was primarily due to an increase in foreign exchange loss, net and an increase in write downs of security investments. Foreign exchange loss, net increased to 31.7 billion yen compared with the 15.7 billion yen recorded in the previous year primarily due to losses on foreign exchange forward contracts entered into to hedge the foreign currency risk associated with receivables generated from sales originating from Japan. The losses on foreign exchange contracts resulted from the rapid depreciation of the yen since December 2001. Interest expense decreased from 43.0 billion yen in the previous year to 36.4 billion yen due to a refinancing of long-term debt at lower interest rates and a decrease in U.S. dollar interest rates on short-term debt. As a result, the balance of interest and dividend income, less interest expense, decreased from 24.5 billion yen of net interest expense in the previous fiscal year to 20.4 billion yen of net interest expense.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2002 decreased by 173.1 billion yen or 65.1 percent, to 92.8 billion yen compared with the previous year.

Income Taxes

Income taxes for the fiscal year ended March 31, 2002 decreased by 50.3 billion yen, or 43.6 percent, to 65.2 billion yen, and the ratio of income taxes to income before income taxes (the effective tax rate) increased from 43.5 percent to 70.3 percent. This was due to an expansion of losses at subsidiaries such as Aiwa Co., Ltd. ("Aiwa") and certain consolidated subsidiaries in the U.S. that are not expected to be able to utilize their loss carryforwards for tax purposes within the period set aside for those carryforwards. Partially offsetting the increase in effective tax rate was a reduction in taxes, due to a decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries. (Refer to "Critical Accounting Policies")

Deferred tax assets are recognized on operating loss carryforwards for tax purposes since these losses may reduce future taxable income. However, a valuation reserve is established against those deferred tax assets that are not expected to be realized because sufficient taxable income is not expected to be generated before those loss carryforwards expire. Sony has recognized a valuation reserve for deferred tax assets primarily relating to operating loss carryforwards of consolidated subsidiaries in the U.S. as well as Aiwa.

Results of Affiliated Companies Accounted for under the Equity Method

During the fiscal year ended March 31, 2002, equity affiliates included i) in the Electronics segment – Sony Ericsson Mobile Communications ("SEMC"), a joint venture focused on mobile phone handsets, which began operations in October 2001, S.T. Liquid Crystal Display Corp. ("ST-LCD"), an LCD joint venture in Japan, Crosswave Communications Inc. ("CWC"), a provider of high-capacity/high-speed network services in Japan, and American Video Glass Company ("AVGC"), a joint venture which produces CRT glass material in the U.S., ii) in the Music segment - The Columbia House Company ("CHC"), a direct marketer of music and videos, iii) in the Pictures segment – Telemundo Communications Group, Inc. and affiliates ("Telemundo"), a U.S. based Spanish language television network and station group.

During the fiscal year, equity in net losses of affiliated companies decreased from 44.5 billion yen in

the previous fiscal year to 34.5 billion yen. The principal contributor to equity in net losses of affiliated companies in the previous fiscal year was Loews Cineplex Entertainment Corporation ("Loews"), a theatrical exhibition company, which caused Sony to record a 25.0 billion yen loss, including a 17.0 billion yen impairment loss, for the entire carrying value of its investment in Loews. Since the impairment, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the U.S. under Chapter 11 of the U.S. Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews. The principal contributors to equity in net losses of affiliated companies in the fiscal year ended March 31, 2002 were SEMC, which accounted for 7.4 billion yen in losses to Sony, CHC, AVGC, Telemundo, CWC and ST-LCD.

In April 2002, U.S. based Sony Pictures Entertainment and other non-Sony investors completed the sale of Telemundo to NBC, a media company owned by the General Electric Company. This sale resulted in cash proceeds to Sony of 679 million U.S. dollars and a gain of approximately 500 million U.S. dollars.

In addition, in May 2002, U.S. based Sony Music Entertainment Inc. and AOL Time Warner Inc.'s Warner Music Group, which jointly own CHC, agreed to sell most of each interest in CHC to Blackstone Capital Partners III LP, an affiliate of The Blackstone Group, an investment bank. The sale is expected to take place by June 2002, subject to conditions including regulatory approval in the U.S. Peter G. Peterson, Chairman of The Blackstone Group, served on the Board of Directors of Sony from June 1991 to June 2002.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2002, minority interest in loss of consolidated subsidiaries, which is deducted from income before income taxes, increased by 0.9 billion yen, or 5.8 percent, to 16.2 billion yen compared with previous year. This deduction increased net income by the same amount. The minority interest in loss of consolidated subsidiaries for the fiscal year resulted from a net loss at Aiwa Co., Ltd., a subsidiary of Sony Corporation.

Income before Cumulative Effect of Accounting Changes

Income before cumulative effect of accounting changes for the fiscal year ended March 31, 2002 decreased by 111.9 billion yen, or 92.3 percent, to 9.3 billion yen compared with the previous year, due to the factors discussed above. As a percentage of sales, income before cumulative effect of accounting changes decreased from 1.6 percent to 0.1 percent.

Net Income

Net income for the fiscal year ended March 31, 2002 decreased by 1.4 billion yen, or 8.6 percent, to 15.3 billion yen compared with the previous year. As a percentage of sales, net income was 0.2 percent, and the return on stockholders' equity (based on the average of such amounts at the end of each fiscal year and previous fiscal year) was 0.7 percent, both of which were flat compared with the previous year.

Basic net income per share was 16.7 yen compared with 18.3 yen in the previous year, and diluted net income per share was 16.7 yen compared with 19.3 yen in the previous year (refer to Note 2 and 23 of Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

Finance and Liquidity Management

Sony's financial policy is to secure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet.

At Sony Corporation and its financial subsidiaries in the various areas in which it operates, Sony engages in activities to acquire funds, when necessary, through the issuance of stock and bonds and borrowings from financial institutions.

In June 2001, Sony Corporation issued shares of subsidiary tracking stock to the public in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation ("SCN"), a wholly-owned subsidiary of Sony engaged in Internet-related services. The 9.5 billion yen net proceeds of this offering were allocated to increase the equity capital of SCN for its business purposes.

In September 2001, Sony Corporation issued a total of 150.0 billion yen in straight bonds (2 tranches: 100 billion yen for 5 years, 50 billion yen for 10 years) in the domestic market, for repayment of straight bonds and for investment in group affiliates. In December 2001, Sony issued 7.3 billion yen of bonds with detachable warrants for the purpose of stock-price linked incentive compensation.

In order to meet funding requirements in each area, Sony maintains commercial paper ("CP") programs and medium term note ("MTN") programs.

Sony Global Treasury Services plc ("SGTS"), a Sony finance subsidiary in the UK, maintains a 7 billion U.S. dollar CP program in both the U.S. and Euro CP markets, and a 500 billion yen CP program in the Japanese CP market. Furthermore, a Sony finance subsidiary in the U.S. maintains a 6 billion U.S. dollar CP program. During the fiscal year ended March 31, 2002, the largest month-end outstanding balance of CP at Sony was 551.4 billion yen. Sony secured more liquidity than usual mainly through yen-denominated CP for risk management purposes in the aftermath of the terrorist attack on September 11, 2001, as well as in response to a temporary increase in working capital. The total outstanding balance of CP at Sony on March 31, 2002 was 51.6 billion yen.

SGTS maintains a 5 billion U.S. dollar euro MTN program, while Sony's U.S. finance subsidiary maintains a 3 billion U.S. dollar MTN program targeted at the U.S. capital markets and a 2 billion U.S. dollar euro MTN program. In November 2001, the U.S. finance subsidiary issued 500 million U.S. dollars principal amount in MTN under the 3 Billion U.S. dollar MTN program, which matures in 5 years. At March 31, 2002, the total outstanding balance under the MTN programs was approximately 700 million U.S. dollars.

Regarding maintenance of liquidity, it is the basic policy of Sony that it will keep liquidity equal to at least 100 percent of the sum of the amount of average monthly sales and the amount of the largest expected monthly debt redemption during the fiscal year. In addition to cash and cash equivalents and time deposits, Sony considers committed lines contracted between financial institutions and Sony as liquidity, because funds are available from such lines during the period of the contracts.

As a principal policy, Sony selects banks rated "C" or above in Moody's Bank Financial Strength ratings for its contracts for committed lines, and enters into contracts with banks rated "A" or "B" with respect to more than 70 percent of the total amount. On March 31, 2002, Sony had contracts for committed lines from banks in all categories totaling approximately 5.5 billion U.S. dollars.

Sony is centralizing and pursuing global efficiency of its cash management through SGTS. The excess or shortage of cash at most of its subsidiaries in Japan is invested or funded by SGTS after having been netted out. In addition, a cash concentration system has been introduced in which proxy payments for domestic subsidiaries are carried out. In order to pursue more efficient cash management, Sony manages uneven cash distribution among its subsidiaries directly or indirectly through SGTS so that Sony may reduce unnecessary cash and cash equivalents as well as borrowings as much as possible. An example of this globally efficient cash management is the fact that the total amount of cash outstanding at the end of March 2002 (approximately 120 billion yen) was lent from cash-surplus subsidiaries in Asia to cash-short Group companies.

Sony's financial condition remains strong. Sony believes that it maintains sufficient liquidity and that in order to fund investments related to the expansion of existing businesses and the development of new projects, it is able to secure adequate resources through its access to financial and capital markets.

The above policy and figures exclude Sony Life Insurance Co., Ltd. ("Sony Life"), Sony Assurance Inc. ("Sony Assurance"), Sony Bank Inc. ("Sony Bank"), and Aiwa Co., Ltd., each of which respectively secures liquidity on its own.

In the Financial Services segment, the management of Sony Life, Sony Assurance, and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment obligations that they take on as a result of the normal conduct of their businesses. These companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations and are designed to secure sufficient means to pay their obligations.

The following table summarizes Sony's contractual obligations, commitments, and contingent liabilities. (refer to Note 10, 13 and 24 of Notes to Consolidated Financial Statements).

	Payments Due by Period			
	Total	Less than 1 year	1 to 5 years	After 5 years
	(Yen in millions)			
Contractual Obligations: (Notes 10 and 13)				
Short-Term Borrowings	113,277	113,277		
Long-Term Debt				
Capital Lease Obligations	47,250	14,360	24,523	8,367
Other Long-Term Debt	1,032,153	226,426	654,451	151,276

	Total Amounts of Commitments
	(Yen in millions)
Commitments and Contingent Liabilities: (Note 24)	
Contingent liabilities for guarantees given in the ordinary course of business and For employee loans	136,693
Commitments for the purchase of property, plant and equipment and other assets	167,340
Expected expenses regarding contracts with recording artists and other	60,153

Other Financing Arrangements

Sony has, from time to time, entered into various other financing arrangements with special purpose entities. These arrangements include facilities which provide for the leasing of certain property, the accelerated receipt of cash on certain accounts receivables and the financing of film production and acquisition. Although not a significant part of its financing activities, Sony employs these arrangements because they provide a diversification of funding sources. The assets and financings associated with these arrangements generally qualify for off-balance sheet treatment. Significant arrangements with special purpose entities include the following:

- During the fiscal year ended March 31, 2002, Sony entered into a financing arrangement with a special purpose entity to lease the headquarters of its U.S. subsidiary, which qualified for off-balance sheet treatment. The total obligation of the special purpose entity under this arrangement is 255 million U.S. dollars. Upon the maturity of this lease arrangement in December 2008, Sony has guaranteed a residual value totaling 214 million U.S. dollars if Sony decides to forgo the purchase of the building or renewal of the lease.

- In the U.S., Sony has an accounts receivable securitization program which provides for the accelerated receipt of up to approximately 900 million U.S. dollars of cash on eligible trade accounts receivable of Sony's U.S. electronics subsidiary. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. These securitization transactions are accounted for as a sale in accordance with FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these facilities are excluded from receivables in the accompanying consolidated balance sheet. There were no amounts outstanding under this facility at March 31, 2002 (refer to Note 8 of Notes to Consolidated Financial Statements for more information).

- In the fiscal year ended March 31, 2000, Sony Pictures Entertainment entered into a joint venture agreement with a special purpose entity for the purpose of funding certain film production and acquisition costs. Sony Pictures Entertainment contributed 11 million U.S. dollars of the special purpose entity's total equity capitalization of 106 million U.S. dollars. Additionally, the special purpose entity has a 300 million U.S. dollar bank credit facility of which 30.4 million U.S. dollars was outstanding as of March 31, 2002. Under this financing arrangement, Sony Pictures Entertainment is obligated to acquire international distribution rights, as defined, for 12 pictures meeting certain minimum requirements within a 3.5- to 4.5-year period and transfer those rights to the special purpose entity at cost plus a 5 percent fee. Sony Pictures Entertainment is required to distribute the product

internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses which are recouped from such distribution fees. If, and only if, Sony Pictures Entertainment fails to deliver 12 pictures meeting the minimum requirements to the special purpose entity and the bank credit facility or the third party equity investors are not paid in full by March 10, 2008 (or earlier upon the occurrence of certain events), Sony Pictures Entertainment is required to reimburse the special purpose entity to the extent necessary to repay the bank credit facility in full and pay certain minimum returns to the third party equity investors. Sony guarantees all of the financial obligations of Sony Pictures Entertainment under this financing arrangement. Sony does not reflect in its balance sheet the production costs of the films acquired by the special purpose entity, the special purpose entity's bank credit facility debt, or the third party equity investment.

Various generally accepted accounting principles specify the conditions that Sony observes in not consolidating special purpose entities. The accounting for special purpose entities is under review by the Financial Accounting Standards Board, and their non-consolidated status may change as a result of those reviews.

Ratings

In order to facilitate access to funds from the global capital markets, Sony obtains ratings from two rating agencies, Moody's Investor's Service, Inc. ("Moody's") and Standard and Poor's Rating Services ("S&P"). In addition to these two agencies, Sony obtains a rating from Rating and Investment Information, Inc. ("R&I"), a rating agency in Japan, to facilitate access to funds from the capital market in Japan.

Sony's current debt ratings are: Moody's rates Sony as Aa3/P-1, S&P rates Sony as A+/A-1 and R&I rates Sony as AA+/a-1+. In August 2001, both Moody's and S&P changed their outlooks for Sony's long-term debt from "stable" to "negative" reflecting the deterioration of Sony's financial performance for the fiscal year ended March 31, 2002.

Sony Life currently obtains ratings from four rating agencies: S&P rates as AA-, AM Best Corporation rates as A+, and R&I and the Japan Credit Rating Agency Ltd rate as AA. However, since April 2002, S&P has changed its outlook from "stable" to "negative" in accordance with a Japanese Government Bond rating reduction. In September 2001, Sony Bank obtained an A-/A-2 rating with a "stable" outlook from S&P for its long-term/short-term debt.

Assets, Liabilities and Stockholders' Equity

Total assets on March 31, 2002 increased by 357.8 billion yen, or 4.6 percent, to 8,185.8 billion yen compared with the previous fiscal year-end. (Total assets on March 31, 2002 would have increased by approximately 2 percent compared with the previous fiscal year-end if the value of the yen remained the same on March 31, 2002 as it was on March 31 of the previous year.) The increase was primarily attributable to increases in securities investments and other as a result of the expansion of businesses in the Financial Services segment. Total assets excluding the Financial Services segment on March 31, 2002 decreased by 95.0 billion yen, or 1.5 percent, to 6,066.9 billion yen.

Current assets decreased by 140.3 billion yen, or 4.0 percent, to 3,337.2 billion yen. This decrease was due to a 269.4 billion yen, or 28.6 percent, decrease in inventories, primarily in the Electronics segment, to 673.4 billion yen. The inventory to cost of sales turn-over ratio (based on the average of inventories at the end of each fiscal year and previous fiscal year) was 1.85 months, a decrease of 0.16 months from the end of the previous year. Inventories in the Electronics segment decreased 277.6 billion yen, or 35.1 percent, to 513.4 billion yen. Regarding the trend of inventories in the Electronics segment, since the slowdown in the rate of sales growth in the U.S. became conspicuous at the end of calendar year 2000, Sony significantly reduced inventories by the end of March 2001. However, primarily due to a subsequent deterioration of sales, inventories at the end of the first quarter ended June 30, 2001 increased 91.1 billion yen, or 11.5 percent, to 882.1 billion yen compared with the end of the previous fiscal year. As a result of improvements in inventory management undertaken worldwide in response to this increase, and despite the depreciation of the yen, Sony reduced inventories at the end of the fiscal year ended March 31, 2002 to 513.4 billion yen. In the Game segment, overall inventories increased 14.3 billion yen, or 13.7 percent, to 119.0 billion yen due to an increase in PS one hardware inventories brought on by a decline in demand for that product, and due to an increase in inventories of semiconductors brought on by an establishment of increased production capacity during the fiscal year. The value of PlayStation 2 inventories, however, decreased due to production cost reductions that resulted from the increase in capacity.

Investments and advances increased by 308.8 billion yen, or 22.2 percent, to 1,697.8 billion yen. The

increase was primarily due to an increase in investment assets in securities investment and other, brought on by a net increase in life insurance-in-force in the life insurance business and the receipt of customer deposits in the banking business that began operations during the fiscal year.

Tangible fixed assets (deducting accumulated depreciation) decreased by 22.6 billion yen, or 1.6 percent, to 1,411.7 billion yen. The decrease was due to a reduced level of capital expenditures, primarily in the Electronics and Game segments, during the year. Capital expenditures (additions to fixed assets) during the year decreased 138.5 billion yen, or 29.8 percent, to 326.7 billion yen compared with the previous year. With respect to capital expenditures by business segment (excluding unallocated amounts), expenditures in the Electronics segment decreased by 62.4 billion yen, or 21.9 percent, to 223.0 billion yen, due to lower new capital expenditures in response to the deterioration of the market environment; expenditures in the Game segment decreased by 60.3 billion yen, or 55.8 percent, to 47.8 billion yen, primarily due to lower expenditures for mass production of semiconductors; expenditures in the Music segment decreased by 16.2 billion yen, or 43.0 percent, to 21.5 billion yen; expenditures in the Pictures segment increased by 0.5 billion yen, or 4.4 percent, to 11.5 billion yen; expenditures in the Financial Services segment increased by 6.7 billion yen, or 71.5 percent, to 16.0 billion yen; and expenditures in the Other segment decreased by 8.3 billion yen, or 69.8 percent, to 3.6 billion yen.

Other assets increased by 196.5 billion yen, or 16.0 percent, to 1,426.1 billion yen. Among other assets, deferred insurance acquisition costs increased due to net increases in life insurance-in-force in the life insurance business.

Total current and long-term liabilities on March 31, 2002 increased by 298.5 billion yen, or 5.4 percent, to 5,792.0 billion yen compared with the previous fiscal year-end. (Total liabilities on March 31, 2002 would have increased by approximately 3 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2002 as it was on March 31 of the previous year.) The increase was attributable to an increase in future insurance policy benefits and other, and the receipt of customer deposits in the banking business, although notes and accounts payable, trade decreased. Among current liabilities, notes and accounts payable, trade decreased 157.4 billion yen, or 17.0 percent, to 767.6 billion yen. Accounts payable, other and accrued expenses increased 62.0 billion yen, or 7.7 percent, to 869.5 billion yen. The decrease in notes and accounts payable, trade was primarily due to a decrease in purchasing that resulted from adjustments in production in the Electronics segment. Among long-term liabilities, future insurance policy benefits and other increased by 314.4 billion yen, or 23.0 percent, to 1,680.4 billion yen. This increase was a result of net increases in life insurance-in-force in the life insurance business. Accrued pension and severance costs increased 78.3 billion yen, or 35.5 percent, to 299.1 billion yen. The increase was primarily due to an increase in benefit obligations as a result of increased lengths of service of employees and a review of discount rates and other factors used to calculate benefit obligations. The increase in accrued pension and severance costs also increased because an additional minimum pension liability was recorded, due to decreases in the current value for pension assets held by Sony Corporation reflecting sluggish stock market conditions in Japan during the year.

Total interest-bearing debt (the total of short-term borrowings and long-term debt) on March 31, 2002 was 1,192.7 billion yen, almost unchanged from the end of the previous fiscal year. Of this amount, short-term borrowings decreased 72.3 billion yen, or 38.9 percent, to 113.3 billion yen primarily as a result of refinancing a portion as long-term debt.

Stockholders' equity on March 31, 2002 increased by 55.0 billion yen, or 2.4 percent, to 2,370.4 billion yen compared with the previous fiscal year-end. Stockholder's equity increased because the amount of stockholders' equity that was deducted for foreign currency translation adjustments decreased from 323.3 billion yen at the end of the previous fiscal year to 225.8 billion yen, due to the depreciation of the yen. The ratio of stockholders' equity to total assets decreased from 29.6 percent to 29.0 percent.

For reference, an unaudited condensed balance sheet for the Financial Services segment is presented on page 10.

Cash Flows

During the fiscal year ended March 31, 2002, Sony generated 737.6 billion yen (an increase of 192.8 billion yen, or 35.4 percent, compared with the previous year) of net cash from operating activities. While less cash was generated due to lower profits and cash was used to decrease accounts payable during a time of production adjustments in the Electronics segment, a significant decrease in inventory (improving cash flow by 394.0 billion yen compared with the previous fiscal year) brought on by improved inventory management in that same segment, and collection of notes and accounts receivable (which had been at a high level at the end of the previous fiscal year) contributed to the improvement in cash flow from operating activities. Cash generated from operating activities in the Financial Services segment was 301.6 billion yen, an increase of 17.7 billion yen, or 6.2 percent, compared with the previous fiscal year.

During the year, 767.1 billion yen in cash was used in investing activities (an increase of 48.1 billion yen, or 6.7 percent) due to a significant expansion in payments for investments and advances in the financial services business, resulting from an increase in assets under management. The increase in cash used in investing activities occurred despite a reduction in payments for the purchase of fixed assets during the year, due to prioritization in such investments. Payments for the purchase of fixed assets decreased 79.5 billion yen to 388.5 billion yen compared with previous year due to restraint in the Electronics and Game segments. Other investing activities during the fiscal year (excluding Financial Services) included approximately 20.0 billion yen that Sony contributed in cash as a portion of its investment in Sony Ericsson Mobile Communications and 14.9 billion yen Sony invested in Square Co., Ltd., a major game software developer. Cash used in investing activities in the Financial Services segment was 401.9 billion yen, an increase of 110.8 billion yen, or 38.0 percent, compared with the previous fiscal year.

As a result of these factors, net cash flow (the difference between cash generated from operating activities and cash used in investing activities) was negative 29.5 billion yen for the fiscal year. In the previous fiscal year, net cash flow was also negative at minus 174.3 billion yen. In terms of net cash flow excluding Financial Services, however, the figure was positive 67.1 billion yen for the fiscal year, a significant improvement over the negative 264.4 billion yen recorded in the previous fiscal year. (A condensed cash flow statement for the Financial Services segment is on page 11.)

During the year ended March 31, 2002, 85.0 billion yen of net cash was acquired from financing activities. Funds were acquired through issuance of long-term debt and short-term borrowings, including 150.0 billion yen in straight bonds issued by Sony Corporation and 62.0 billion yen in medium term notes issued through a finance subsidiary in the U.S.; however, funds were used to redeem long-term debt and repay short-term borrowings. The result of these activities was a 78.1 billion yen decrease during the fiscal year of short-term borrowings, which had increased in the previous fiscal year. In addition, 106.5 billion yen of new funds were acquired in the form of deposits from customers in the banking business that began operations during the year. Sony paid cash dividends of 23.0 billion yen during the year.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year increased 76.6 billion yen, or 12.6%, to 683.8 billion yen, compared with the end of the previous fiscal year.

Research and Development

Sony believes research and development activities are vital to the growth of its business. Accordingly, Sony actively undertakes research and development in various areas that are expected to become important in the future. Business units are responsible for matters that require rapid introduction to the market and technology centers handle matters that require lateral coordination. Sony headquarters is responsible for overall strategic matters. Overseas laboratories, taking advantage of the strengths and unique characteristics of their respective locales, actively collaborate with the technology centers and laboratories that are under the direct supervision of headquarters.

In order to further strengthen Sony's positioning for the broadband network era, in April 2002, Sony reorganized the corporate laboratories, overseen directly by headquarters, into the following nine units:

- Contents & Applications Laboratory (content related application technology)
- Broadband Applications Laboratories (networking related application technology)
- Networked CE Development Laboratories (networked consumer electronics technology)
- Ubiquitous Technology Laboratories (communications and security technology)
- Storage Technology Laboratories
- Display Technology Laboratories
- Materials Laboratory (material and device technology)
- A3 Research Center (signal processing technology)
- Digital Creatures Laboratory (robotic technology)

In addition to the corporate laboratories listed above, three laboratories concentrate on research and development of basic technologies in emerging fields. They are the Fusion Domain Laboratory (focusing on leading-edge convergence technology), the Materials Science Laboratories (focusing on nano- and bio-technology), and the Cyber Technologies Laboratory (focusing on information processing technology).

Research and development expenses during the fiscal year increased by 16.5 billion yen, or 4.0 percent, to 433.2 billion yen compared with the previous year. However, the ratio of research and development expenses to sales (excluding the Financial Services segment) was 6.1 percent, which approximated that of the previous year. With respect to the breakdown of major research and development expenses, expenses in the

Electronics segment increased 2.5 billion yen, or 0.7 percent, to 383.4 billion yen, and expenses in the Game segment increased 14.0 billion yen, or 40.9 percent, to 48.2 billion yen. Of the expenses used in the Electronics segment, approximately 64 percent were for development of prototypes of new products and the remainder, approximately 36 percent, were for the development of mid-to-long term new technologies in such areas as semiconductors, communications, and displays. The increase in expenses used in the Game segment centered on next generation semiconductor architecture and network-related technologies for hardware.

Number of Employees

Sony's consolidated number of employees at the end of March 2002 was approximately 168,000, a decrease of approximately 13,700 from the end of March 2001. The decrease is attributable to a reduction of the number of employees primarily in the Electronics and Music segments.

Strategic Developments and Forecast

This section, including the Forecast of Consolidated Results, contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and which applies to this entire document.

The following is a summary of certain, recent strategic developments and Sony's forecast for its fiscal year ending March 31, 2003.

Management's Recognition of Issues and Policy regarding those Issues Going Forward

Sony's management endeavors to develop the best possible management strategy given the current operating environment and information available to it

The global economic environment in which Sony operates continued to show weakness during the fiscal year ended March 31, 2002, reflecting the further economic slowdown and a weakening of the information and communications industry. As a result of these challenges, Sony twice revised downward the forecast issued at the beginning of the fiscal year.

In response to the difficult business environment, Sony took several steps to improve its performance, especially in the Electronics, Music and Pictures segments, such as the prioritization and concentration of businesses, a reduction of fixed costs, and a reinforcement of inventory management. In order to strengthen the mobile handset business, Sony established a joint venture with Ericsson on October 1, 2001.

The PlayStation 2 business gained stature during the fiscal year as a platform that generates a positive return through the steady penetration of its hardware and the frequent release of attractive software. As a result, in the Game segment, sales exceeded the 1,000 billion yen milestone and profitability significantly increased. During the fiscal year, the second year since its launch, the PlayStation 2 business entered its harvest stage.

Since Sony expects the severe economic environment to continue in the next fiscal year, it plans to raise its level of profitability through further restructuring of the Sony Group – in all the businesses under its umbrella: Electronics, Game, Music, Pictures, Internet Communication Services and Financial Services. Regarding Aiwa Co., Ltd., in addition to engaging in further restructuring initiatives, Sony decided to take the company private on October 1, 2002 with the goal of developing a new brand strategy.

Over the near-term and in preparation for an environment in which broadband network, which is expected to arrive in the near future, and wireless networks are wide-spread, Sony expects to position Electronics, Game and Content (which includes Music and Pictures) as its core sectors. Sony intends to strengthen the competitiveness of these sectors by clarifying their principal business domains and concentrating its resources on them. The first step in this process was the establishment of the "Network Application and Content Service Sector" ("NACS") in April 2002, designed to strengthen mutual cooperation between the network-related businesses in these sectors.

Sony aims to bolster the technology and expertise of the Sony Group and to achieve a competitive advantage in the market through the promotion of various alliances with partners outside of Sony.

Through all of these initiatives, Sony seeks to strengthen its brand value and create corporate value as a global "Media & Technology Company".

Recent Strategic Developments and Business Alliances

In an environment of rapidly advancing technology, Sony is engaging in alliances with other companies to quickly and efficiently expand its business given limited resources.

In the area of semiconductors and devices, in May 2001, Sony and Toshiba Corporation agreed to develop jointly process and design technologies for 0.1 micron and 0.07 micron next generation system large scale integration (LSI). Joint development, taking place at a Toshiba laboratory, began in May 2001, and is planned to continue through the end of the fiscal year ending March 31, 2004. The research budget is 15.0 billion yen, with each company contributing half. In addition to this agreement, IBM Corporation, Sony Corporation, Sony Computer Entertainment Inc., and Toshiba Corporation announced in April 2002 their agreement to develop jointly next generation and beyond semiconductor process technology over the next several years, using silicon-on-insulator technology and leading-edge materials. In this alliance, several hundred million U.S. dollars will be spent over four years to develop new process technologies with features as small as 0.05 micron on 300 mm wafers.

In the area of flat-panel display devices, in January 2002, Sony Corporation and Toyoda Automatic Loom Works, Ltd. each invested an additional 10.0 billion yen, for a total of 20.0 billion yen, in ST-LCD, a joint venture company previously established by the two companies. With demand for low-temperature polycrystalline silicon TFT LCDs expected to increase, the additional investment was made in accordance with ST-LCD's expenditure of 75.0 billion yen to establish a second production line in the fall of 2001, with plans to start operation of that line during the fiscal year ending March 31, 2003. After the investment, the total paid-in capital of ST-LCD was 50.0 billion yen, 25.0 billion yen of which was provided by Sony.

In the area of mobile phone handsets, Sony and Ericsson of Sweden invested equally to establish Sony Ericsson Mobile Communications, a company devoted to expanding mobile phone business worldwide. This company began operations in October 2001. The mobile phone businesses of both companies have been transferred to the new company which is now solely responsible for product research, development and design, as well as marketing, sales, distribution, and customer service.

In order to implement a new brand strategy, Sony decided to take Aiwa Co., Ltd. ("Aiwa") private through a stock exchange on October 1, 2002. The transaction is contingent upon Aiwa undertaking further restructuring initiatives including significant reductions in consolidated fixed costs by October 1.

In the Game segment, Sony Computer Entertainment Inc. ("SCEI") acquired all new shares issued by Square Co., Ltd. in October 2001. SCEI invested approximately 14.9 billion yen, acquiring approximately 19 percent of Square's total shares outstanding. The purpose of the investment was to improve the game software production and development capabilities of Square, a company which owns popular software titles for use on the PlayStation and PlayStation 2 platform.

To establish business models which combine hardware with networks, in April 2002 Sony and RealNetworks® Inc. entered into a strategic alliance relating to software technology that is used in the distribution of digital content. On May 1, 2002, Sony also acquired approximately 1 percent of RealNetworks' total shares outstanding. The agreement represents an extension of an existing relationship between the two companies and was undertaken to respond to the rapid expansion of network distribution of digital audio and video content to personal computers and to a new generation of networked consumer electronics products. Both companies are committed to working together to provide user-friendly technology that will expand digital distribution business opportunities.

In the Music segment, U.S. based Sony Music Entertainment Inc. and Universal Music Group established a joint venture in December 2000 known as press*play*. press*play* began a subscription-based digital music distribution service in the U.S. in December 2001.

In the Pictures segment, U.S. based Sony Pictures Entertainment partnered with four other studios in the U.S. to establish Movielink in August 2001. Movielink will offer a broad selection of theatrically released motion pictures via digital delivery for broadband Internet users in the U.S. The service is expected to begin in late 2002.

In the Financial Services segment, Sony Bank Inc., which was established as a personal Internet bank, began operations in June 2001. The total paid-in capital of the bank is 37.5 billion yen, 30.0 billion yen of which was provided by Sony Corporation. In April 2002, Sony Finance International, Inc. began deployment of eLIO, a safe and easy-to-use credit service based on "FeliCa." "FeliCa" is a non-contact IC card technology developed independently by Sony for Internet shopping. The service is designed to make shopping via the Internet in the broadband era both personal and convenient. Simultaneously with the deployment of the eLIO service, Sony began gathering subscribers to the "My Sony Card," a credit card which has eLIO built-in.

The Use of EVA® Methodology

Aiming to increase corporate value, Sony uses EVA®* as one of its internal evaluation measures. In the Electronics segment, the first segment to introduce EVA® as a means of evaluating overall performance, recognition of return on invested capital and cost of capital has spread and proactive efforts have been made to improve EVA®. These efforts include a focus on key businesses to concentrate management resources in highly growing and profitable areas and a control of investments and inventories to improve capital efficiency. Sony has also introduced EVA® as a means of evaluating the overall performance of the Game, Music and Pictures segments.

In addition to introducing EVA® as a means of evaluating segment performance, Sony is working to link EVA® to its compensation system so that the actions of Sony group employees are connected to an increase in corporate value. The Electronics segment was also the first segment to introduce this compensation-link system. In this segment, at Sony Corporation, achievement of EVA® targets are linked to a portion of the annual bonus for all managers, in addition to the bonuses of executive officers and higher-ranking managers for which the system was already introduced. Sony is currently reviewing how best to implement the EVA®-based compensation system in the Music and Pictures segments.

*EVA® (Economic Value Added) is a trademark of Stern Stewart & Co.

Forecast of Consolidated Results

Factors which may affect Sony's financial performance include the following: market conditions in major areas where Sony conducts its businesses such as general economic conditions, levels of consumer spending, foreign exchange fluctuations, taxation policies of individual countries, and trading tariffs, as well as subjective and changing consumer preferences and changing demographics, penetration ratios of products, Sony's ability to continue to design, develop, manufacture, sell, and win acceptance of its products and services, procurement of key devices, research and development expenses and depreciation expenses on capital expenditures for making high value-added and digital network products, Sony's ability to protect its intellectual property, and various costs including expenses for raw materials, personnel, and royalties.

Regarding the forecast of consolidated results for the fiscal year ending March 31, 2003, the severe operating environment is expected to continue due to such factors as continued uncertainty stemming from an economic recovery in the U.S. that is weaker than the recovery seen in a normal business cycle, a trend toward falling prices in accordance with worldwide commoditization in the electronics industry, and no change in indications that the music industry is maturing. However, Sony's consolidated sales are expected to increase, and operating income, income before income taxes, and net income are expected to improve compared with the fiscal year ended March 31, 2002. This forecast assumes that the yen for the fiscal year ending March 31, 2003 will weaken against the U.S. dollar and euro compared with the fiscal year ended March 31, 2002.

The aforementioned consolidated forecast for the fiscal year ending March 31, 2003 includes the following factors:

In the Electronics segment, operating income is expected to increase significantly while sales are expected to decrease slightly. By business category, we expect to improve the profitability of our brand business through the strengthening of our television and display device businesses, the enhancing of our network-capable products and the augmenting of our cost competitiveness. Also, we expect to expand our charge coupled device ("CCD") and high temperature poli-silicon liquid crystal display ("LCD") enterprises in our semiconductor business, and strengthen our low temperature poli-silicon LCD and battery enterprises in our device business. An improvement in our broadcast and professional use equipment business is also expected. Continued losses at Aiwa Co., Ltd., in part due to further restructuring efforts, are expected.

In the Game segment, an increase in sales is expected as a result of an increase in software unit sales and further penetration of PlayStation 2 hardware. In terms of profit performance, an increase in operating income is expected as a result of an increase in the previously mentioned unit sales of software, and as a result of further reductions in the manufacturing cost of PlayStation 2 hardware.

In the Music segment, an increase in sales is expected as a result of the strength of the new release schedule. Profitability is expected to improve as a result of the realization of savings due to restructuring initiatives.

In the Pictures segment, an increase in sales is expected due to the release of major motion pictures including *Spider-Man*. An improvement in profitability is expected due to the strong theatrical performance of *Spider-Man*, an increase in operating income in the U.S. cable oriented television business, and the realization of savings due to restructuring initiatives.

In the Financial Services segment, an increase in sales is expected due to an increase in insurance-in-force from individual insurance products in both the life insurance and non-life insurance businesses. Although losses are expected to continue to be recorded in the non-life insurance business and the banking business, operating income is expected to increase for the segment due to the increase in insurance-in-force from individual life insurance products in the life insurance business.

In the first quarter of the fiscal year ending March 31, 2003, Sony received 679 million U.S. dollars in proceeds and recorded approximately 500 million U.S. dollars in gain on sales of securities investments and other, net (in other income) for the sale of Telemundo Communications Group, Inc. and affiliates, an affiliated company accounted for under the equity method.

Research and development expenses for the fiscal year ending March 31, 2003 are expected to remain at the same level as the fiscal year ended March 31, 2002. This reflects, in the Electronics segment, new product introduction activities and research and development activities in such areas as communications, next-generation displays, optical/magnetic data storage, and semiconductors and, in the Game segment, research and development activities in such areas as semiconductor and network-related technology, as well as development and production activities for PlayStation 2 game software.

Capital expenditures (additions to fixed assets) for the fiscal year ending March 31, 2003 are expected to decrease by approximately 47.0 billion yen, or approximately 14 percent, to approximately 280.0 billion yen, compared with those in the fiscal year ended March 31, 2002. This is primarily because we plan to prioritize investment in manufacturing equipment for electronic devices including semiconductors and LCDs.

Depreciation and amortization expenses, including amortization of intangible assets and of deferred insurance acquisition costs, for the fiscal year ending March 31, 2003 are expected to be almost flat at approximately 350.0 billion yen compared with those in the fiscal year ended March 31, 2002. This reflects an increase in amortization of deferred insurance acquisition costs to be offset by a decrease of depreciation in the Electronics segment. Depreciation expenses for the fiscal year ending March 31, 2003 are expected to decrease by approximately 38.0 billion yen, or approximately 13 percent, to approximately 260.0 billion yen, compared with those in the fiscal year ended March 31, 2002.

Dividend Policy

A year-end cash dividend of 12.5 yen per share of Sony Corporation common stock was approved at the ordinary general meeting of shareholders, which was held on June 20, 2002. Sony Corporation had already paid 12.5 yen per share to each shareholder; accordingly the annual cash dividend per share was 25.0 yen.

Sony believes that by continuously increasing corporate value, its shareholders can be rewarded. Accordingly, as for retained earnings, Sony plans to utilize them to carry out various investments that are indispensable for ensuring future growth and strengthening competitiveness.

Critical Accounting Policy

The SEC recently issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations, and requires management's subjective or significant judgment, often as a result of estimates about the effect of matters that are inherently uncertain. For a summary of Sony's significant accounting policies, including the critical accounting policies discussed below, please see Note 2 of Notes to the Consolidated Financial Statements.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates

which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. The following accounting policies require significant management judgments and estimates.

Impairment of long-lived Assets

Sony reviews the carrying value of its long lived assets held and used, intangible assets that do not have indefinite lives and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

Goodwill and other intangible assets

Goodwill and other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an authorized business plan. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.

Pension benefit costs

Employee pension benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, retirement rates and mortality rates which are based upon current statistical data, as well as salary growth, long-term return on plan assets and other factors. In accordance with U.S.GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony's pension obligations and future expense.

Future insurance policy benefits

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yields, mortalities, morbidity, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from approximately 1.5% to 6.25%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony's future insurance policy benefits.

Tax asset valuation

In establishing the appropriate valuation reserve for tax loss carry-forwards, all available evidence, both positive and negative, needs to be considered. Information on historical results is supplemented by all currently available information on future years, as realization of tax loss carry-forwards is dependent on each company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets which are considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period are changed.

Film accounting

An aspect of film accounting that requires the exercise of judgment relates to the process of estimating the total revenues to be received throughout a film's life cycle. Such estimate of a film's ultimate revenue is important for two reasons. First, while a film is being produced and the related costs are being capitalized, it is necessary for management to estimate the ultimate revenue, less additional costs to be incurred, including exploitation costs which are expensed as incurred, in order to determine whether the value of a film has been impaired and thus requires an immediate write off of unrecoverable film costs. Second, the amount of film costs recognized as cost of sales for a given film as it is exhibited in various markets throughout its life cycle is based upon the proportion that current period actual revenues bear to the estimated ultimate total revenues.

Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates based on the actual results to date of each film. While management believes that the estimates are reasonable, differences in actual experience or changes in estimates may affect the future valuation or amortization of film costs.

Recently Adopted Accounting Standards

Derivative instruments and hedging activities

On April 1, 2001, Sony adopted Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133". FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instruments qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standards, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by 3.0 billion yen, 3.4 billion yen and 2.2 billion yen, respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of 1.1 billion yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 6.0 billion yen in the cumulative effect of accounting changes in the consolidated statement of income. This after-tax gain was primarily attributable to fair value adjustments of convertible rights embedded in convertible bonds held by Sony's life insurance subsidiary as available-for-sale debt securities.

Goodwill and other intangible assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 142, "Goodwill and Other Intangible Assets" which supersedes Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". This new statement addresses the accounting for acquired goodwill and other intangible assets. Sony elected early adoption of this new accounting standard retroactive to the beginning of the fiscal year. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by 20.1 billion yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18.9 billion yen.

Business combinations

In July 2001, the FASB issued FAS No. 141, "Business Combinations". FAS No. 141 supersedes APB No. 16, "Business Combinations" and FAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interests method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001.

Accounting for consideration paid to a reseller

In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force ("EITF") Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF No. 00-25"), which was later codified along with other similar issues into EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" ("EITF No. 01-09"), retroactive to April 1, 2001. EITF No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller's purchase or promotion of the vendor's products, resulting in certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses to be reflected as a reduction of revenues earned from that activity. The accounting change did not have any effect on operating income or a material effect on net sales and selling, general and administrative expenses for the year ended March 31, 2002. Sony has not reclassified the financial statements for prior years due to immateriality.

Film accounting

In June 2000, Sony elected early adoption of Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films", issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product to be expensed as incurred. This compares to Sony's previous policy of first capitalizing and then expensing advertising costs for theatrical and television product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting standards. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. The provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with Sony's existing accounting policies.

Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of 101.7 billion yen, primarily to reduce the carrying value of its film inventory. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income.

Revenue recognition

In the fourth quarter of the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", issued by the United States of America Securities and Exchange Commission retroactively to April 1, 2000. As a result, Sony has changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept ("SFAC") No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises" in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has recorded a one-time non-cash charge of 2.8 billion yen, including 0.5 billion yen income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony's consolidated statements of income for the year ended March 31, 2001.

Recent pronouncements:

Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. FAS No. 144 replaces FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of segments of a business. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. Sony adopted FAS No. 144 on April 1, 2002. The adoption of FAS No. 144 is not expected to have a material impact on Sony's results of operations and financial position.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. Sony is now in the process of assessing the impact that the statement will have on Sony's results of operations and financial position.

FAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"

In April 2002, the FASB issued FAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. Sony is now in the process of assessing the impact that the statement will have on Sony's results of operations and financial position.

June 21, 2002

Teruhisa Tokunaka
Executive Deputy President and Chief Financial Officer

Quarterly Financial and Stock Information

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

(Unaudited)

	Yen in billions except per share amounts							
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**
Sales and operating revenue	¥1,565.1	**¥1,633.5**	¥1,690.9	**¥1,780.9**	¥2,129.6	**¥2,279.3**	¥1,929.2	**¥1,884.6**
Operating income (loss)	30.6	**3.0**	53.1	**(3.4)**	144.8	**158.6**	(3.2)	**(23.6)**
Income (loss) before income taxes	36.9	**(14.3)**	76.9	**0.6**	136.2	**119.3**	16.0	**(12.8)**
Income taxes	17.2	**20.3**	38.0	**14.8**	53.0	**39.0**	7.3	**(8.9)**
Income (loss) before cumulative effect of accounting changes	12.0	**(36.1)**	18.7	**(13.2)**	74.8	**64.0**	15.8	**(5.5)**
Net income (loss)	(92.4)	**(30.1)**	18.7	**(13.2)**	74.8	**64.0**	15.8	**(5.5)**
Per share data								
Income (loss) before cumulative effect of accounting changes								
—Basic	¥ 13.21	**¥ (39.26)**	¥ 20.43	**¥ (14.34)**	¥ 81.72	**¥ 69.72**	¥ 17.20	**¥ (5.91)**
—Diluted	12.71	**(39.26)**	19.38	**(14.34)**	75.82	**64.87**	16.46	**(5.91)**
Net income (loss)								
—Basic	(101.48)	**(32.75)**	20.43	**(14.34)**	81.72	**69.72**	17.20	**(5.91)**
—Diluted	(92.34)	**(32.75)**	19.38	**(14.34)**	75.82	**64.87**	16.46	**(5.91)**
Depreciation and amortization*	¥ 79.8	**¥ 80.0**	¥ 83.0	**¥ 87.5**	¥ 87.2	**¥ 94.6**	¥ 98.2	**¥ 92.0**
Capital expenditures (additions to fixed assets)	81.6	**86.1**	88.2	**93.3**	90.5	**75.2**	205.0	**72.1**
R&D expenses	90.3	**103.2**	108.1	**123.2**	100.0	**98.9**	118.3	**107.9**
Tokyo Stock Exchange price per share of Common Stock**:								
High	¥ 15,000	**¥ 10,200**	¥ 12,480	**¥ 8,150**	¥ 10,800	**¥ 6,200**	¥ 9,370	**¥ 7,200**
Low	9,490	**8,100**	9,900	**4,210**	7,560	**3,980**	8,040	**5,540**
New York Stock Exchange price per American Depositary Share**:								
High	$ 137.56	**$ 85.50**	$ 116.25	**$ 65.75**	$ 98.69	**$ 49.86**	$ 76.90	**$ 56.59**
Low	90.25	**65.80**	90.44	**33.20**	69.38	**33.72**	65.95	**41.00**

* *Including amortization expenses for intangible assets and for deferred insurance acquisition costs.*

** *Stock price data are based on daily closing prices.*

Notes:

1. *In July 2001, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142 "Goodwill and Other Intangible Assets". Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion ($142 million)*
2. *On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133". As a result, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion ($23 million), ¥3.4 billion ($26 million) and ¥2.2 billion ($16 million), respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.*
3. *In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force ("EITF") Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which was later codified along with other similar issues into EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" ("EITF No. 01-09"), retroactive to April 1, 2001. As a result, Sony has restated sales and operating revenue for the first three quarters of the year ended March 31, 2002.*
4. *In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films". Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.*
5. *In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time no-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of "Net income" for a change in accounting principle. Sony has restated its financial results for the first three quarters of the year ended March 31, 2001.*

Five-Year Summary of Selected Financial Data

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions except per share amounts					Dollars in millions except per share amounts
	1998	1999	2000	2001	2002	2002
FOR THE YEAR						
Sales and operating revenue	¥6,761,004	¥6,804,182	¥6,686,661	¥7,314,824	¥7,578,258	$56,979
Operating income	514,094	338,061	223,204	225,346	134,631	1,012
Income before income taxes	459,263	377,691	264,310	265,868	92,775	698
Income taxes	214,868	176,973	94,644	115,534	65,211	490
Income before cumulative effect of accounting changes	222,068	179,004	121,835	121,227	9,332	70
Net income	222,068	179,004	121,835	16,754	15,310	115
Per share data*:						
Common stock						
Income before cumulative effect of accounting changes						
—Basic	¥ 278.85	¥ 218.43	¥ 144.58	¥ 132.64	¥ 10.21	$ 0.08
—Diluted	241.68	195.51	131.70	124.36	10.18	0.08
Net income						
—Basic	278.85	218.43	144.58	18.33	16.72	0.13
—Diluted	241.68	195.51	131.70	19.28	16.67	0.13
Cash dividends	30.00	25.00	25.00	25.00	25.00	0.19
Number of weighted-average shares for basic per share data (thousands of shares)	796,363	819,506	842,679	913,932	918,462	
Subsidiary tracking stock						
Net income (loss)						
—Basic	–	–	–	–	(15.87)	(0.12)
Cash dividends	–	–	–	–	–	–
Number of weighted-average shares for basic per share data (thousands of shares)	–	–	–	–	3,072	.
Depreciation and amortization**	¥ 301,665	¥ 307,173	¥ 306,505	¥ 348,268	¥ 354,135	$ 2,663
Capital expenditures (additions to fixed assets)	387,955	353,730	435,887	465,209	326,734	2,457
R&D expenses	318,044	375,314	394,479	416,708	433,214	3,257
AT YEAR-END						
Net working capital	¥1,045,943	¥1,030,463	¥ 861,674	¥ 830,734	¥ 778,716	$ 5,855
Stockholders' equity	1,815,555	1,823,665	2,182,906	2,315,453	2,370,410	17,823
Stockholders' equity per share attributable to common stock*	¥ 2,230.69	¥ 2,224.35	¥ 2,409.36	¥ 2,521.19	¥ 2,570.31	$ 19.33
Total assets	¥6,403,043	¥6,299,053	¥6,807,197	¥7,827,966	¥8,185,795	$61,547
Number of shares issued at year-end (thousands of shares)*						
Common stock	407,195	410,439	453,639	919,617	919,744	
Subsidiary tracking stock	–	–	–	–	3,072	

* *Per share data prior to the year ended March 31, 2001 have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. However, no adjustment to reflect such stock split has been made to the number of shares issued at prior year-ends.*

** *Including amortization of deferred insurance acquisition costs.*

Notes:

1. *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.*
2. *Cash dividends per share of common stock for the year ended March 31, 2002 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.*
3. *In July 2001, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142 "Goodwill and Other Intangible Assets". Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion ($142 million).*
4. *On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133". As a result, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion ($23 million), ¥3.4 billion ($26 million) and ¥2.2 billion ($16 million), respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.*
5. *In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films". Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.*
6. *In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time non-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of "Net income" for a change in accounting principle.*

Segment Information

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

Sales and Operating Revenue by Business Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Electronics—				
Customers	¥4,397,202	¥4,999,428	¥4,793,039	$36,038
Intersegment	273,800	473,966	517,407	3,890
Total	4,671,002	5,473,394	5,310,446	39,928
Game—				
Customers	630,662	646,147	986,529	7,418
Intersegment	24,074	14,769	17,185	129
Total	654,736	660,916	1,003,714	7,547
Music—				
Customers	665,047	571,003	588,191	4,422
Intersegment	41,837	41,110	54,649	411
Total	706,884	612,113	642,840	4,833
Pictures—				
Customers	494,332	555,227	635,841	4,781
Intersegment	394	0	0	0
Total	494,726	555,227	635,841	4,781
Financial Services—				
Customers	412,988	447,147	483,313	3,634
Intersegment	25,774	31,677	28,932	218
Total	438,762	478,824	512,245	3,852
Other—				
Customers	86,430	95,872	91,345	686
Intersegment	55,132	60,526	55,042	414
Total	141,562	156,398	146,387	1,100
Elimination	(421,011)	(622,048)	(673,215)	(5,062)
Consolidated total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979

Note: *Electronics intersegment amounts primarily consist of transactions with the Game business.*
Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

«Electronics Sales and Operating Revenue to Customers by Product Category»

	2000	2001	2002	2002
Audio	¥ 733,431	¥ 756,393	¥ 747,469	$5,620
	16.7%	15.1%	15.6%	
Video	665,429	791,465	806,401	6,063
	15.1	15.8	16.8	
Televisions	636,213	703,698	747,877	5,623
	14.5	14.1	15.6	
Information and communications	1,031,661	1,322,818	1,227,685	9,231
	23.5	26.5	25.6	
Semiconductors	164,196	237,668	182,276	1,371
	3.7	4.7	3.8	
Components	568,387	612,520	572,465	4,304
	12.9	12.3	12.0	
Other	597,885	574,866	508,866	3,826
	13.6	11.5	10.6	
Total	¥4,397,202	¥4,999,428	¥4,793,039	$36,038

Note: *The above table is a breakdown of Electronics sales and operating revenue to customers by product category. The Electronics business is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2001, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results of the previous years have been reclassified to conform to the presentation for the year ended March 31, 2002. Sales of mobile phones are no longer recorded in the "Information and Communications" category as of the third quarter of the current fiscal year. From the third quarter, sales of mobile phones manufactured for Sony Ericsson Mobile Communications are recorded in the "Other" product category.*

Profit or Loss by Business Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Operating income (loss):				
Electronics	¥ 98,573	¥ 247,083	¥ (8,237)	$ (62)
Game	76,935	(51,118)	82,915	623
Music	28,293	20,502	20,175	152
Pictures	35,920	4,315	31,266	235
Financial Services	23,309	17,432	22,134	166
Other	(9,648)	(9,374)	(8,584)	(64)
Total	253,382	228,840	139,669	1,050
Elimination	10,520	13,503	16,207	122
Unallocated amounts:				
Corporate expenses	(40,698)	(16,997)	(21,245)	(160)
Consolidated operating income	223,204	225,346	134,631	1,012
Other income	146,299	167,654	96,328	724
Other expenses	(105,193)	(127,132)	(138,184)	(1,038)
Consolidated income before income taxes	¥ 264,310	¥ 265,868	¥ 92,775	$ 698

Other Significant Items by Business Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Depreciation and amortization:				
Electronics	¥212,097	¥212,728	¥215,128	$1,618
Game	13,414	37,497	49,655	373
Music	32,807	34,648	34,835	262
Pictures	10,599	11,853	10,619	80
Financial Services, including deferred insurance acquisition costs	30,316	44,995	37,227	280
Other	4,227	4,542	4,728	35
Total	303,460	346,263	352,192	2,648
Corporate	3,045	2,005	1,943	15
Consolidated total	¥306,505	¥348,268	¥354,135	$2,663
Capital expenditures for segment assets:				
Electronics	¥227,079	¥285,385	¥222,991	$1,677
Game	118,960	108,168	47,822	360
Music	24,644	37,776	21,535	162
Pictures	11,947	11,020	11,501	86
Financial Services	43,332	9,341	16,023	120
Other	7,691	11,829	3,578	27
Total	433,653	463,519	323,450	2,432
Corporate	2,234	1,690	3,284	25
Consolidated total	¥435,887	¥465,209	¥326,734	$2,457

Assets by Business Segment

	Yen in millions			Dollars in millions*
	March 31			March 31,
	2000	2001	2002	2002
Total assets:				
Electronics	¥3,067,835	¥3,524,209	¥3,245,009	$24,399
Game	446,085	690,737	722,021	5,429
Music	742,678	747,360	739,283	5,558
Pictures	807,033	887,806	960,266	7,220
Financial Services	1,668,789	2,074,234	2,496,052	18,767
Other	151,079	207,947	177,903	1,338
Total	6,883,499	8,132,293	8,340,534	62,711
Elimination	(229,500)	(432,376)	(260,638)	(1,960)
Corporate assets	153,198	128,049	105,899	796
Consolidated total	¥6,807,197	¥7,827,966	¥8,185,795	$61,547

Sales and Operating Revenue by Geographic Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Japan	¥2,121,249	¥2,400,777	¥2,248,115	$16,903
	31.7%	32.8%	29.7%	
United States	2,027,129	2,179,833	2,461,523	18,508
	30.3	29.8	32.5	
Europe	1,470,447	1,473,780	1,609,111	12,098
	22.0	20.2	21.2	
Other Areas	1,067,836	1,260,434	1,259,509	9,470
	16.0	17.2	16.6	
Total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979

Note: *Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers*

* *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.*

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

	Yen in millions		Dollars in millions (Note 3)
	2001	2002	2002
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 607,245	¥683,800	$5,141
Time deposits	5,909	5,176	39
Marketable securities (Note 9)	90,094	162,147	1,219
Notes and accounts receivable, trade (Notes 7 and 8)	1,404,952	1,363,652	10,253
Allowance for doubtful accounts and sales returns	(109,648)	(120,826)	(908)
Inventories (Note 5)	942,876	673,437	5,063
Deferred income taxes (Note 22)	141,473	134,299	1,010
Prepaid expenses and other current assets	394,573	435,527	3,275
Total current assets	3,477,474	3,337,212	25,092
Film costs (Note 6)	297,617	313,054	2,354
Investments and advances:			
Affiliated companies (Note 7)	104,032	131,068	985
Securities investments and other (Notes 9 and 12)	1,284,956	1,566,739	11,780
	1,388,988	1,697,807	12,765
Property, plant and equipment (Note 10):			
Land	190,394	195,292	1,468
Buildings	828,554	891,436	6,703
Machinery and equipment	2,113,005	2,216,347	16,664
Construction in progress	165,047	66,825	503
	3,297,000	3,369,900	25,338
Less – Accumulated depreciation	1,862,701	1,958,234	14,724
	1,434,299	1,411,666	10,614
Other assets:			
Intangibles, net (Notes 11 and 16)	221,289	245,639	1,847
Goodwill, net (Note 11)	305,159	317,240	2,385
Deferred insurance acquisition costs (Note 12)	270,022	308,204	2,317
Other (Note 22)	433,118	554,973	4,173
	1,229,588	1,426,056	10,722
	¥7,827,966	¥8,185,795	$61,547

The accompanying notes are an integral part of these statements.

	Yen in millions		Dollars in millions (Note 3)
	2001	2002	2002
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 13)	¥185,535	¥113,277	$852
Current portion of long-term debt (Notes 10, 13 and 15)	170,838	240,786	1,810
Notes and accounts payable, trade (Note 7)	925,021	767,625	5,772
Accounts payable, other and accrued expenses (Notes 6 and 16).	807,532	869,533	6,538
Accrued income and other taxes	133,031	105,470	793
Deposits from customers in the banking business (Note 14)	–	106,472	801
Other (Note 22)	424,783	355,333	2,671
Total current liabilities	2,646,740	2,558,496	19,237
Long-term liabilities:			
Long-term debt (Notes 10, 13 and 15)	843,687	838,617	6,305
Accrued pension and severance costs (Note 16)	220,787	299,089	2,249
Deferred income taxes (Note 22)	175,148	159,573	1,200
Future insurance policy benefits and other (Note 12)	1,366,013	1,680,418	12,635
Other	241,101	255,824	1,922
	2,846,736	3,233,521	24,311
Minority interest in consolidated subsidiaries	19,037	23,368	176
Stockholders' equity (Notes 4 and 17):			
Subsidiary tracking stock, 2001–¥50 par value, 2002–no par value –			
2001–Authorized 100,000,000 shares, none outstanding	–		
2002–Authorized 100,000,000 shares, outstanding 3,072,000 shares		3,917	30
Common stock, 2001–¥50 par value, 2002–no par value –			
2001–Authorized 3,500,000,000 shares, outstanding 919,617,134 shares	472,002		
2002–Authorized 3,500,000,000 shares, outstanding 919,744,355 shares		472,189	3,550
Additional paid-in capital	962,401	968,223	7,280
Retained earnings	1,217,110	1,209,262	9,092
Accumulated other comprehensive income –			
Unrealized gains on securities (Note 9)	44,516	22,997	173
Unrealized losses on derivative instruments (Note 15)	–	(711)	(5)
Minimum pension liability adjustment (Note 16)	(49,812)	(72,040)	(542)
Foreign currency translation adjustments	(323,271)	(225,839)	(1,698)
	(328,567)	(275,593)	(2,072)
Treasury stock, at cost			
(2001 –1,221,934 shares, 2002 –1,239,304 shares)	(7,493)	(7,588)	(57)
	2,315,453	2,370,410	17,823
Commitments and contingent liabilities (Notes 10 and 24)			
	¥7,827,966	¥8,185,795	$61,547

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions			Dollars in millions (Note 3)
	2000	2001	2002	2002
Sales and operating revenue:				
Net sales (Note 7)	¥6,238,401	¥6,829,003	¥7,058,755	$53,073
Financial service revenue	412,988	447,147	483,313	3,634
Other operating revenue	35,272	38,674	36,190	272
	6,686,661	7,314,824	7,578,258	56,979
Costs and expenses:				
Cost of sales (Notes 19 and 20)	4,595,086	5,046,694	5,239,592	39,395
Selling, general and administrative (Notes 18, 19 and 20)	1,478,692	1,613,069	1,742,856	13,104
Financial service expenses	389,679	429,715	461,179	3,468
	6,463,457	7,089,478	7,443,627	55,967
Operating income	223,204	225,346	134,631	1,012
Other income:				
Interest and dividends (Note 7)	17,700	18,541	16,021	120
Royalty income	21,704	29,302	33,512	252
Foreign exchange gain, net	27,466	–	–	–
Gain on sales of securities investments and other, net	28,099	41,708	1,398	11
Gain on issuances of stock by equity investees (Note 21)	727	18,030	503	4
Other	50,603	60,073	44,894	337
	146,299	167,654	96,328	724
Other expenses:				
Interest	42,030	43,015	36,436	274
Loss on devaluation of securities investments	2,015	4,230	18,458	139
Foreign exchange loss, net	–	15,660	31,736	239
Other	61,148	64,227	51,554	386
	105,193	127,132	138,184	1,038
Income before income taxes	264,310	265,868	92,775	698
Income taxes (Note 22):				
Current	120,803	121,113	114,930	864
Deferred	(26,159)	(5,579)	(49,719)	(374)
	94,644	115,534	65,211	490
Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	169,666	150,334	27,564	208
Minority interest in income (loss) of consolidated subsidiaries	10,001	(15,348)	(16,240)	(121)
Equity in net losses of affiliated companies (Note 7)	37,830	44,455	34,472	259
Income before cumulative effect of accounting changes	121,835	121,227	9,332	70
Cumulative effect of accounting changes (2001: Including ¥491 million income tax expense 2002: Net of income taxes of ¥2,975 million) (Note 2)	–	(104,473)	5,978	45
Net income	¥121,835	¥16,754	¥15,310	$115

(Continued on following page.)

	Yen 2000	Yen 2001	Yen 2002	Dollars (Note 3) 2002
Per share data (Note 23):				
Common stock				
Income before cumulative effect of accounting changes				
– Basic	¥144.58	¥132.64	**¥10.21**	**$0.08**
– Diluted	131.70	124.36	**10.18**	**0.08**
Cumulative effect of accounting changes				
– Basic	–	(114.31)	**6.51**	**0.05**
– Diluted	–	(105.08)	**6.49**	**0.05**
Net income				
– Basic	144.58	18.33	**16.72**	**0.13**
– Diluted	131.70	19.28	**16.67**	**0.13**
Cash dividends	25.00	25.00	**25.00**	**0.19**
Subsidiary tracking stock (Note 17)				
Net income (loss)				
– Basic	–	–	**(15.87)**	**(0.12)**
Cash dividends	–	–	–	–

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions			Dollars in millions (Note 3)
	2000	2001	2002	2002
Cash flows from operating activities:				
Net income	¥121,835	¥16,754	¥15,310	$115
Adjustments to reconcile net income to net cash provided by operating activities –				
Depreciation and amortization, including amortization of deferred insurance acquisition costs	306,505	348,268	354,135	2,663
Amortization of film costs	376,067	244,649	242,614	1,824
Accrual for pension and severance costs, less payments	22,860	21,759	14,995	113
Loss on sale, disposal or impairment of long-lived assets, net	17,423	24,304	49,862	375
Gain on securities contribution to employee retirement benefit trust	–	(11,120)	–	–
Gain on sales of securities investments and other, net	(28,099)	(41,708)	(1,398)	(11)
Gain on issuances of stock by equity investees (Note 21)	(727)	(18,030)	(503)	(4)
Deferred income taxes	(26,159)	(5,579)	(49,719)	(374)
Equity in net losses of affiliated companies, net of dividends	38,699	47,219	37,537	282
Cumulative effect of accounting changes (Note 2)	–	104,473	(5,978)	(45)
Changes in assets and liabilities:				
(Increase) decrease in notes and accounts receivable, trade.	(132,566)	(177,484)	111,301	837
(Increase) decrease in inventories	(34,792)	(103,085)	290,872	2,187
Increase in film costs (after adjustment for cumulative effect of an accounting change)	(411,103)	(269,004)	(236,072)	(1,775)
Increase (decrease) in notes and accounts payable, trade	110,207	95,213	(172,626)	(1,298)
Increase (decrease) in accrued income and other taxes	(15,433)	38,749	(39,589)	(298)
Increase in future insurance policy benefits and other	210,936	241,140	314,405	2,364
Increase in deferred insurance acquisition costs	(62,821)	(68,927)	(71,522)	(538)
Increase in marketable securities held in the insurance business for trading purpose	(25,326)	(20,000)	(55,661)	(418)
Changes in other current assets and liabilities, net	87,328	71,193	(13,875)	(104)
Other	(697)	5,983	(46,492)	(349)
Net cash provided by operating activities	¥554,137	¥544,767	¥737,596	$5,546

(Continued on following page.)

	Yen in millions 2000	Yen in millions 2001	Yen in millions 2002	Dollars in millions (Note 3) 2002
Cash flows from investing activities:				
Payments for purchases of fixed assets	¥(403,013)	¥(468,019)	¥(388,514)	$(2,921)
Proceeds from sales of fixed assets	29,077	26,704	37,434	281
Payments for investments and advances by financial service business	(178,907)	(329,319)	(705,796)	(5,307)
Payments for investments and advances (other than financial service business)	(104,990)	(119,816)	(89,580)	(674)
Proceeds from sales and maturities of securities investments and other and collections of advances by financial service business	100,621	93,226	345,112	2,595
Proceeds from sales of securities investments and other and collections of advances (other than financial service business)	83,072	64,381	25,080	189
Payments for purchases of marketable securities	(44,725)	(17,002)	(964)	(7)
Proceeds from sales of marketable securities	78,368	29,883	8,889	67
Decrease in time deposits	15,930	914	1,222	9
Net cash used in investing activities	(424,567)	(719,048)	(767,117)	(5,768)
Cash flows from financing activities:				
Proceeds from issuance of long-term debt	30,783	195,118	228,999	1,722
Payments of long-term debt	(99,454)	(143,258)	(171,739)	(1,291)
Increase (decrease) in short-term borrowings	19,824	106,245	(78,104)	(587)
Increase in deposits from customers in the banking business (Note 14)	–	–	106,472	801
Proceeds from issuance of subsidiary tracking stock (Note 17)	–	–	9,529	72
Dividends paid	(20,589)	(22,774)	(22,951)	(173)
Other	1,361	(889)	12,834	95
Net cash provided by (used in) financing activities	(68,075)	134,442	85,040	639
Effect of exchange rate changes on cash and cash equivalents	(27,641)	21,020	21,036	158
Net increase (decrease) in cash and cash equivalents	33,854	(18,819)	76,555	575
Cash and cash equivalents at beginning of year	592,210	626,064	607,245	4,566
Cash and cash equivalents at end of year	¥626,064	¥607,245	¥683,800	$5,141
Supplemental data:				
Cash paid during the year for –				
Income taxes	¥132,891	¥93,629	¥148,154	$1,114
Interest	43,668	47,806	35,371	266
Non-cash investing and financing activities –				
Integration of three listed subsidiaries through exchange offerings (Note 4)				
Fair value of assets acquired	¥282,488	–	–	–
Deferred tax liabilities thereon	(46,794)	–	–	–
Minority interest eliminated	112,242	–	–	–
Net	¥347,936	–	–	–
Contribution of assets into an affiliated company	–	–	¥10,545	$79

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions					
	Common stock	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 1999	¥416,373	¥559,236	¥1,123,591	¥ (269,896)	¥ (5,639)	¥1,823,665
Exercise of stock purchase warrants	1,025	1,025				2,050
Conversion of convertible bonds	32,503	32,494				64,997
Stock issued under exchange offerings (Note 4)	1,649	346,287				347,936
Common stock warrants		686				686
Comprehensive income:						
Net income			121,835			121,835
Other comprehensive income, net of tax (Note 17) –						
Unrealized gains on securities:						
Unrealized holding gains or losses arising during the period				52,819		52,819
Less: Reclassification adjustment for gains or losses included in net income				(14,387)		(14,387)
Minimum pension liability adjustment				5,321		5,321
Foreign currency translation adjustments				(199,173)		(199,173)
Total comprehensive income						(33,585)
Dividends declared			(21,665)			(21,665)
Purchase of treasury stock					(8,697)	(8,697)
Reissuance of treasury stock		988			6,531	7,519
Balance at March 31, 2000	451,550	940,716	1,223,761	(425,316)	(7,805)	2,182,906
Exercise of stock purchase warrants	297	297				594
Conversion of convertible bonds	20,151	20,143				40,294
Stock issued under exchange offerings	4	1,069				1,073
Comprehensive income:						
Net income			16,754			16,754
Other comprehensive income, net of tax (Note 17) –						
Unrealized gains on securities:						
Unrealized holding gains or losses arising during the period				(7,490)		(7,490)
Less: Reclassification adjustment for gains or losses included in net income				(9,909)		(9,909)
Minimum pension liability adjustment				(46,134)		(46,134)
Foreign currency translation adjustments				160,282		160,282
Total comprehensive income						113,503
Stock issue costs, net of tax			(466)			(466)
Dividends declared			(22,939)			(22,939)
Purchase of treasury stock					(2,123)	(2,123)
Reissuance of treasury stock		176			2,435	2,611
Balance at March 31, 2001	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453

(Continued on following page.)

	Yen in millions						
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2001	–	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453
Exercise of stock purchase warrants		26	26				52
Conversion of convertible bonds		161	162				323
Issuance of subsidiary tracking stock (Note 17)	¥3,917		5,612				9,529
Comprehensive income:							
Net income				15,310			15,310
Other comprehensive income, net of tax (Note 17) –							
Unrealized gains on securities:							
Unrealized holding gains or losses arising during the period					(20,243)		(20,243)
Less: Reclassification adjustment for gains or losses included in net income					(1,276)		(1,276)
Unrealized losses on derivative instruments:							
Cumulative effect of an accounting change					1,089		1,089
Unrealized holding gains or losses arising during the period					2,437		2,437
Less: Reclassification adjustment for gains or losses included in net income					(4,237)		(4,237)
Minimum pension liability adjustment					(22,228)		(22,228)
Foreign currency translation adjustments					97,432		97,432
Total comprehensive income							68,284
Stock issue costs, net of tax				(166)			(166)
Dividends declared				(22,992)			(22,992)
Purchase of treasury stock						(468)	(468)
Reissuance of treasury stock			22			373	395
Balance at March 31, 2002	¥3,917	¥472,189	¥968,223	¥1,209,262	¥(275,593)	¥(7,588)	¥2,370,410

(Continued on following page.)

	Dollars in millions (Note 3)						
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2001	–	$3,549	$7,236	$9,151	$(2,470)	$(56)	$17,410
Exercise of stock purchase warrants		0	0				0
Conversion of convertible bonds		1	2				3
Issuance of subsidiary tracking stock (Note 17)	$30		42				72
Comprehensive income:							
Net income				115			115
Other comprehensive income, net of tax (Note 17) –							
Unrealized gains on securities:							
Unrealized holding gains or losses arising during the period					(152)		(152)
Less: Reclassification adjustment for gains or losses included in net income					(10)		(10)
Unrealized losses on derivative instruments:							
Cumulative effect of an accounting change					8		8
Unrealized holding gains or losses arising during the period					18		18
Less: Reclassification adjustment for gains or losses included in net income					(31)		(31)
Minimum pension liability adjustment					(167)		(167)
Foreign currency translation adjustments					732		732
Total comprehensive income							513
Stock issue costs, net of tax				(1)			(1)
Dividends declared				(173)			(173)
Purchase of treasury stock						(4)	(4)
Reissuance of treasury stock			0			3	3
Balance at March 31, 2002	$30	$3,550	$7,280	$9,092	$(2,072)	$(57)	$17,823

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements Page

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as "Sony") are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television. Further, Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses, an advertising agency business in Japan and location-based entertainment businesses in Japan and the United States of America.

2. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory books of account.

(1) Accounting changes:

Derivative instruments and hedging activities -

On April 1, 2001, Sony adopted Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No. 133". FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives, including certain derivative

instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instruments qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standards, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3,007 million ($23 million), ¥3,441 million ($26 million) and ¥2,167 million ($16 million), respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income. This after-tax gain was primarily attributable to fair value adjustments of convertible rights embedded in convertible bonds held by Sony's life insurance subsidiary as available-for-sale debt securities.

Goodwill and other intangible assets -

In July 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 142, "Goodwill and Other Intangible Assets" which supersedes Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". This new statement addresses the accounting for acquired goodwill and other intangible assets. Sony elected early adoption of this new accounting standard retroactive to the beginning of the fiscal year. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20,114 million ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18,932 million ($142 million).

Business combinations -

In July 2001, the FASB issued FAS No. 141, "Business Combinations". FAS No. 141 supersedes APB No. 16, "Business Combinations" and FAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interests method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001.

Accounting for consideration paid to a reseller -

In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force ("EITF") Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF No. 00-25"), which was later codified along with other similar issues into EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" ("EITF No. 01-09"), retroactive to April 1, 2001. EITF No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller's purchase or promotion of the vendor's products, resulting in certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses to be reflected as a reduction of revenues earned from that activity. The accounting change did not have any effect on operating income or a material effect on net sales and selling, general and administrative expenses for the year ended March 31, 2002. Sony has not reclassified the financial statements for prior years due to immateriality.

Film accounting -

In June 2000, Sony elected early adoption of Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films", issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product to be expensed as incurred. This compares to Sony's previous policy of first capitalizing and then expensing advertising costs for theatrical and television product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting standards. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. The provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with Sony's existing accounting policies.

Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101,653 million, primarily to reduce the carrying value of its film inventory. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income.

Pursuant to SOP 00-2, pro forma financial information for the prior year is not required.

Revenue recognition -

In the fourth quarter of the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", issued by the United States of America Securities and Exchange Commission retroactive to April 1, 2000. As a result, Sony has changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has

taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept ("SFAC") No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises" in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has recorded a one-time non-cash charge of ¥2,821 million, including ¥491 million income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony's consolidated statements of income for the year ended March 31, 2001. Sony has not disclosed pro forma financial information for the year ended March 31, 2000 as if SAB No. 101 had been applied retroactively due to immateriality.

(2) Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of 20% or more but less than or equal to 50% are accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony's equity in undistributed earnings or losses. Consolidated net income includes Sony's equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

On occasion, a consolidated subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt securities and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Inventories -

Inventories in electronics, game and music as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the "average cost" basis except for the cost of finished products carried by certain subsidiary companies which is determined on the "first-in, first-out" basis.

Film costs -

Film costs related to theatrical and television product (which includes direct production costs, production

overhead and acquisition costs) are stated at the lower of amortized cost or net realizable value. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis. As a result of the adoption of SOP 00-2, film costs are classified as non-current assets.

__Property, plant and equipment and depreciation__ -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is principally computed on the declining-balance method for Sony Corporation and Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

__Goodwill and other intangible assets__ -

As a result of the adoption of FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis. Prior to the adoption of FAS No. 142, in accordance with APB No. 17, goodwill was amortized on a straight-line basis principally over a 20 or 40 year period and indefinite-lived intangible assets were also amortized on a straight-line basis principally over a 20 year period.

Intangible assets that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs and intellectual property rights. Artist contracts and music catalogs are amortized on a straight-line basis principally over 16 years and 21 years, respectively. Intellectual property rights are amortized on a straight-line basis over 3 to15 years.

__Deferred insurance acquisition costs__ -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.

__Future insurance policy benefits__ -

Future insurance policy benefits are computed based on actuarial assumptions.

Accounting for the impairment of long-lived assets -

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Derivative financial instruments -

All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders' equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

In accordance with FAS No. 133, the derivative financial instruments held by Sony are classified and accounted as below

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transaction. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges

are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.

Stock-based compensation -

In accordance with APB No. 25, "Accounting for Stock Issued to Employees", stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award.

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general meeting of shareholders, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors' meeting.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

As a result of the adoption of SAB No. 101, revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Previously, such revenues were recognized when Sony's obligations pursuant to the sales contract were substantially completed which was considered to have occurred when product was shipped. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.

Insurance premiums are reported as revenue when due from policyholders. Benefits and expenses are associated with earned insurance premiums so as to result in the recognition of profits over the life of the contracts. This association is accomplished through a provision for liabilities for future benefits and amortization of acquisition costs.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

During the year ended March 31, 2001, Sony began expensing advertising costs for theatrical and television product as incurred in accordance with SOP 00-2. Prior to the adoption of SOP 00-2, in accordance with FAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" issued by FASB, advertising costs for theatrical and television product were capitalized and amortized over the related revenue streams in each market that such costs were intended to benefit.

Research and development costs -

Research and development costs are expensed as incurred.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Net income per share -

Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock, based on FAS No. 128, "Earnings per Share". The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No. 128. Under this method, basic net income per share ("EPS") for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders' economic interest in the targeted subsidiary's earnings available for dividends. As defined by Sony Corporation's articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which only may be declared from the amounts available for dividends of the targeted subsidiary, not including those of targeted subsidiary's subsidiaries, as stipulated by the Japanese Commercial Code. The subsidiary tracking stock holders' economic interest in the targeted subsidiary's earnings available for dividends is

calculated as the number of the subsidiary tracking stock outstanding divided by the number of the targeted subsidiary's common stock outstanding, subject to multiplying by the Standard Ratio (as defined in the articles of incorporation). The earnings allocated to common stock are calculated by subtracting the earnings allocated to subsidiary tracking stock from Sony's net income for the period. The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. EPS for all periods is appropriately adjusted for any free distributions of common stock which have been completed.

(3) Recent pronouncements:

Impairment or Disposal of Long-Lived Assets -

In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. FAS No. 144 replaces FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of segments of a business. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. Sony adopted FAS No. 144 on April 1, 2002. The adoption of FAS No. 144 is not expected to have a material impact on Sony's results of operations and financial position.

Accounting for Asset Retirement Obligations -

In June 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. Sony is now in the process of assessing the impact that the statement will have on Sony's results of operations and financial position.

FAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" -

In April 2002, the FASB issued FAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. Sony is now in the process of assessing the impact that the statement will have on Sony's results of operations and financial position.

(4) Reclassifications:

Certain reclassifications of the financial statements for the years ended March 31, 2000 and 2001 have been made to conform to the presentation for the year ended March 31, 2002.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥133 = U.S.$1, the approximate current rate at March 29, 2002, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Integration of three listed subsidiaries

On January 5, 2000, Sony Corporation made three listed subsidiaries, Sony Music Entertainment (Japan) Inc. ("SMEJ"), Sony Chemicals Corporation ("SCC") and Sony Precision Technology Inc. ("SPT"), wholly owned subsidiary companies through exchange offer procedures. Prior to the exchange offer procedures, Sony Corporation owned 71.0%, 69.6% and 69.2% of the common stock of SMEJ, SCC and SPT, respectively. SMEJ operates primarily in the music recording business; SCC is engaged in manufacturing and sale of recording media, electrical parts and joint materials; and SPT is engaged in manufacturing and sale of precise measuring and recording machines and equipment. Sony Computer Entertainment Inc., which is owned by Sony Corporation and SMEJ, also became a wholly owned subsidiary company of Sony Corporation.

The share exchange ratios were one share of SMEJ, SCC and SPT for 0.835 shares, 0.565 shares and 0.203 shares of Sony Corporation, respectively. As a result, approximately 26,156 thousand, 5,606 thousand and 1,218 thousand shares of Sony Corporation's common stock were issued, respectively.

All of the exchanges were accounted for as purchases. The fair values of the acquired minority interests were determined based on the quoted market price of ¥10,550 per share of Sony Corporation for a few days before and after March 9, 1999 when the terms of the acquisition were agreed to and announced. The costs of the acquired minority interest were ¥276,169 million, ¥59,174 million and ¥12,868 million for SMEJ, SCC and SPT, respectively. The direct costs were included in the cost of acquisition. The excess of the purchase price of each subsidiary over the net assets acquired has been allocated to identifiable assets such as land and intangible assets (primarily the PlayStation trade name, PlayStation format, music distribution agreements and artist contracts), based upon the estimated fair value of such assets, and relevant deferred tax liabilities. The excess of the acquisition costs over the sum of the amounts assigned to identifiable assets less liabilities assumed is recognized as goodwill. Goodwill on this transaction is tested for impairment in accordance with FAS No. 142. Prior to the adoption of FAS No. 142, goodwill on this transaction was being amortized on a straight-line basis over a 20-year period.

Prior to the exchange those three subsidiaries were consolidated subsidiaries, and Sony's consolidated

financial statements include operating results of those subsidiaries for the full year. After the date of the exchange, minority interest income or losses relating to these subsidiaries were no longer recognized in Sony's consolidated financial statements. The following unaudited consolidated pro forma information shows the results of Sony's consolidated operations for the year ended March 31, 2000 as though the exchanges were made as of the beginning of the year ended March 31, 2000.

	Unaudited
	Year ended March 31, 2000
	Yen in millions
Net sales (No change)	¥6,238,401
Net income	¥123,183
	Yen
Net income per common share:	
Basic	¥138.07
Diluted	¥126.50

The *pro forma* results of operations are not necessarily indicative of the actual results of operations that would have occurred had the exchanges been consummated at the beginning of the year, or of results that may occur in the future. The pro forma net income per common share for the year ended March 31, 2000 reflects the two-for-one stock split that was completed on May 19, 2000.

5. Inventories

Inventories comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Finished products	¥624,055	¥429,484	$3,229
Work in process	125,198	108,143	813
Raw materials, purchased components and supplies	193,623	135,810	1,021
	¥942,876	¥673,437	$5,063

6. Film costs

Film costs comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Theatrical:			
Released (including acquired film libraries)	¥169,522	¥134,997	$1,015
Completed not released	–	9,465	71
In production and development	77,876	115,458	868
Television licensing:			
Released (including acquired film libraries)	37,700	48,623	366
In production and development	12,519	4,511	34
	¥297,617	¥313,054	$2,354

Sony estimates that approximately 90% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2002 will be amortized within the next three years. Approximately ¥102,291 million ($769 million) of released film costs are expected to be amortized during the next twelve months. As of March 31, 2002, unamortized acquired film libraries of approximately ¥27,095 million ($204 million) remain to be amortized on a straight-line basis over an average of the remaining life of 8 years. Approximately ¥95,259 million ($716 million) of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

7. Investments in and transactions with affiliated companies

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. Such investments include but are not limited to Sony's interest in Sony Ericsson Mobile Communications, AB (50%), American Video Glass Company (50%), ST Liquid Crystal Display Corporation (50%), The Columbia House Company (50%), Telemundo Group (39.5%), BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (50%), and Crosswave Communications Inc. (23.9%).

Summarized combined financial information that is based on information provided by equity investees is shown below:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Current assets	¥209,419	¥379,747	$2,855
Property, plant and equipment	164,076	253,370	1,905
Other assets	146,519	244,169	1,836
Total assets	¥520,014	¥877,286	$6,596
Current liabilities	¥215,966	¥468,880	$3,525
Long-term liabilities	153,876	176,117	1,324
Stockholders' equity	150,172	232,289	1,747
Total liabilities and stockholders' equity	¥520,014	¥877,286	$6,596
Number of companies at end of year	86	98	

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and revenue	¥503,186	¥418,213	¥659,589	$4,959
Gross profit	135,828	134,388	161,655	1,215
Net income (loss)	(89,207)	(65,229)	(68,608)	(516)

During the year ended March 31, 2000, additional costs relating to shortened amortization periods and an impairment of deferred direct-response advertising and member acquisition expenses in The Columbia House Company and the devaluation of real estate for sale in BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin, which develops and operates commercial- and other-use facilities, negatively affected the equity in net losses of affiliated companies by approximately ¥7,632 million and ¥5,154 million, respectively.

During the year ended March 31, 2001, ¥25,026 million of equity in net losses of Loews Cineplex Entertainment Corporation ("Loews") were recorded, principally due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony's investment in Loews. Thereafter, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the United States of America under Chapter 11 of the Federal Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews. Therefore, the financial position of Loews as of March 31, 2001 and 2002 is not included in the above summarized combined balance sheet.

Sony Ericsson Mobile Communications, AB, a joint venture focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method.

In April 2002, Sony completed the sale of its equity interest in the Telemundo Group which resulted in cash proceeds of $679 million and a gain of approximately $500 million.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥10,670 million and ¥7,623 million ($57 million) at March 31, 2001 and 2002, were quoted on established markets at an aggregate value of ¥32,408 million and ¥17,991 million ($135 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Accounts receivable, trade	¥19,717	¥46,296	$348
Advances	¥26,201	¥25,907	$195
Accounts payable, trade	¥9,964	¥5,865	$44

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales	¥32,045	¥31,239	¥72,824	$548
Purchases	¥5,301	¥75,379	¥69,254	$521

Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2000, 2001 and 2002 were ¥869 million, ¥2,764 million and ¥3,065 million ($23 million), respectively.

8. Accounts receivable securitization program

In the United States of America, Sony set up an accounts receivable securitization program whereby Sony can sell interests in up to ¥119,700 million ($900 million) of eligible trade accounts receivable, as defined. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. Sony has assumed that the fáir value of the retained interest

is equivalent to its carrying value as the receivables are short-term in nature, high quality and have appropriate reserves for bad debt incidence. The initial sale of the receivables was in October 2001 and the maximum amount funded in the year was ¥109,060 million ($820 million). There were no outstanding amounts due at March 31, 2002 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from this transaction were insignificant.

9. Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions							
	March 31, 2001				March 31, 2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:								
Debt securities	¥883,571	¥53,264	¥2,396	¥934,439	¥1,150,630	¥41,241	¥15,930	¥1,175,941
Equity securities	45,868	32,555	8,119	70,304	58,374	30,371	7,829	80,916
Held-to-maturity securities	16,493	63	—	16,556	19,835	353	9	20,179
Total	¥945,932	¥85,882	¥10,515	¥1,021,299	¥1,228,839	¥71,965	¥23,768	¥1,277,036

	Dollars in millions			
	March 31, 2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:				
Debt securities	$8,651	$310	$119	$8,842
Equity securities	439	228	59	608
Held-to-maturity securities	149	3	0	152
Total	$9,239	$541	$178	$9,602

At March 31, 2002, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥186,093 million, ¥91,424 million and ¥193,048 million ($1,451 million) for the years ended March 31, 2000, 2001 and 2002, respectively. On those sales,

gross realized gains computed on the average cost basis were ¥18,887 million, ¥5,291 million and ¥6,397 million ($48 million) and gross realized losses were ¥2,394 million, ¥416 million and ¥3,803 million ($29 million), respectively.

In March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥14,316 million.

In the fourth quarter of the year ended March 31, 2001, due to a change in the partial investment policy of a life insurance subsidiary, certain amounts previously included in marketable securities as short-term investments in money market funds have been transferred to available-for-sale securities and included in securities investments and other on the balance sheet as of March 31, 2001.

Marketable securities as of March 31, 2001 and 2002 included short-term investments in money market funds of ¥72,152 million and ¥124,762 million ($938 million), respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies at March 31, 2001 and 2002, which were valued at cost, were ¥92,565 million and ¥82,490 million ($620 million), respectively. The corresponding fair values of the investments in nonpublic companies were not computed as of March 31 of the respective years as such values are not readily determinable. However, if the value of an investment is estimated to have declined and such decline is judged to be other than temporary, the investment is written down to its fair value.

The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2000, 2001 and 2002 was insignificant.

Securities investments and other as of March 31, 2001 and 2002 also included separate account assets (Note 12) in the life insurance business, which were carried at fair value. Although the separate account assets consist primarily of debt and equity securities, they are excluded from the above table due to the nature of the assets. Proceeds from sales of available-for-sale securities and gross realized gains or losses described above also exclude the amounts related to the separate account assets. Separate account assets at March 31, 2001 and 2002 were ¥91,956 million and ¥106,150 million ($798 million), respectively.

10. Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees' residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		Dollars in millions
	March 31		March 31,
Class of property	2001	2002	2002
Land	¥1,936	¥1,983	$15
Buildings	16,762	15,448	116
Machinery, equipment and others	37,773	35,255	265
Accumulated amortization	(22,850)	(20,830)	(156)
	¥33,621	¥31,856	$240

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2002:

	Yen in millions	Dollars in millions
Year ending March 31:		
2003	¥16,876	$127
2004	12,057	91
2005	8,211	62
2006	4,601	34
2007	3,462	26
Later years	10,111	76
Total minimum lease payments	55,318	416
Less - Amount representing interest	8,068	61
Present value of net minimum lease payments	47,250	355
Less - Current obligations	14,360	108
Long-term capital lease obligations	¥32,890	$247

Minimum lease payments have not been reduced by minimum sublease income of ¥16,938 million ($127 million) due in the future under noncancelable subleases.

Rental expenses under operating leases for the years ended March 31, 2000, 2001 and 2002 were ¥91,340 million, ¥93,727 million and ¥104,497 million ($786 million), respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2002 are as follows:

	Yen in millions	Dollars in millions
Year ending March 31:		
2003	¥55,115	$414
2004	44,592	335
2005	35,553	267
2006	26,865	202
2007	23,487	177
Later years	130,718	983
Total minimum future rentals	¥316,330	$2,378

11. Goodwill and intangible assets

As discussed in Note 2, Sony elected early adoption of FAS No. 142. Upon the adoption of this new Statement, Sony reassessed the useful lives of its intangible assets and determined that certain intangible assets including trademarks have indefinite lives and as a result, will no longer be amortized. At April 1, 2001, intangible assets having an indefinite life totaled ¥76,029 million ($572 million). Sony completed the transitional impairment test for these intangible assets and determined that the fair value of these assets is in excess of the current carrying amount. Accordingly, no impairment loss was recorded for intangible assets upon the adoption of FAS No. 142.

Intangible assets acquired during the year ended March 31, 2002 totaled ¥23,048 million ($173 million), which are subject to amortization and primarily consists of intellectual property rights of ¥7,657 million ($58 million) and software of ¥6,465 million ($49 million) in the electronics business and music catalogs of ¥1,402 million ($11 million). The weighted average amortization period for intellectual property rights and software in the electronics business are 7 years and 3 years, respectively, and music catalogs are amortized over 20 years.

Intangible assets subject to amortization comprise the following:

	Yen in millions				Dollars in millions	
	March 31				March 31, 2002	
	2001		2002			
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated Amortization	Gross carrying amount	Accumulated amortization
Artist contracts	¥91,607	¥(63,350)	¥97,390	¥(72,890)	$732	$(548)
Music catalog	95,742	(38,438)	103,732	(46,137)	780	(347)
Intellectual property rights and other	90,330	(32,050)	109,060	(45,147)	820	(339)
Total	¥277,679	¥(133,838)	¥310,182	¥(164,174)	$2,332	$(1,234)

The aggregate amortization expense for intangible assets for the year ended March 31, 2002 was ¥25,554 million ($192 million). The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in millions	Dollars in millions
Year ending March 31,		
2003	¥22,553	$170
2004	20,769	156
2005	15,822	119
2006	12,754	96
2007	11,407	86

Total carrying amount of intangible assets having an indefinite life comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Trademarks	¥57,195	¥57,195	$430
Other	18,834	18,834	142
	¥76,029	¥76,029	$572

Prior to the adoption of FAS No. 142, accumulated amortization for those intangible assets having an indefinite life at March 31, 2001 amounted to ¥5,068 million.

In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2001 and 2002 also include unrecognized prior service costs totaling ¥1,419 million and ¥23,602 million ($177 million), respectively, which were recorded under FAS No. 87, "Employer's Accounting for Pensions" as discussed in Note 16.

Sony has also completed the transitional impairment test for existing goodwill as required by FAS No. 142. Sony has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of FAS No. 142.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2001 and 2002 are as follows:

	Yen in millions					
	Electronics	Game	Music	Pictures	Other	Total
Balance at March 31, 2000	¥57,923	¥114,361	¥48,722	¥72,771	–	¥293,777
Goodwill acquired during year	77	6,224	262	2,008	¥203	8,774
Amortization of goodwill	(2,868)	(6,286)	(2,258)	(3,040)	(203)	(14,655)
Other *	(237)	710	5,291	11,499	–	17,263
Balance at March 31, 2001	54,895	115,009	52,017	83,238	–	305,159
Goodwill acquired during year	3,674	–	3,184	–	1,439	8,297
Other *	(1,716)	(3,904)	3,399	6,154	(149)	3,784
Balance at March 31, 2002	¥56,853	¥111,105	¥58,600	¥89,392	¥1,290	¥317,240

	Dollars in millions					
	Electronics	Game	Music	Pictures	Other	Total
Balance at March 31, 2001	$413	$864	$391	$626	–	$2,294
Goodwill acquired during year	27	–	24	–	$11	62
Other *	(13)	(29)	26	46	(1)	29
Balance at March 31, 2002	$427	$835	$441	$672	$10	$2,385

*Other primarily consists of translation adjustments and reclassification to other accounts.

Prior to the adoption of FAS No. 142, accumulated amortization for goodwill at March 31, 2001 amounted to ¥124,604 million.

Amounts previously reported for income before cumulative effect of accounting changes and net income and basic and diluted earnings per share (EPS) for the years ended March 31, 2000 and 2001 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and indefinite-lived intangible assets as follows:

	Yen in millions	
	Year ended March 31	
	2000	2001
Reported income before cumulative effect of accounting changes	¥121,835	¥121,227
Add back:		
Goodwill amortization	7,185	14,968
Intangible assets amortization	587	2,348
Adjusted income before cumulative effect of accounting changes	¥129,607	¥138,543
Reported net income	¥121,835	¥16,754
Add back:		
Goodwill amortization	7,185	14,968
Intangible assets amortization	587	2,348
Adjusted net income	¥129,607	¥34,070

	Yen	
	Year ended March 31	
	2000	2001
Per share data:		
Income before cumulative effect of accounting changes -		
Reported basic EPS	¥144.58	¥132.64
Add back:		
Goodwill amortization	8.53	16.38
Intangible assets amortization	0.70	2.57
Adjusted basic EPS	¥153.81	¥151.59
Reported diluted EPS	¥131.70	¥124.36
Add back:		
Goodwill amortization	7.61	15.05
Intangible assets amortization	0.62	2.36
Adjusted diluted EPS	¥139.93	¥141.77
Net income -		
Reported basic EPS	¥144.58	¥18.33
Add back:		
Goodwill amortization	8.53	16.38
Intangible assets amortization	0.70	2.57
Adjusted basic EPS	¥153.81	¥37.28
Reported diluted EPS	¥131.70	¥19.28
Add back:		
Goodwill amortization	7.61	15.05
Intangible assets amortization	0.62	2.36
Adjusted diluted EPS	¥139.93	¥36.69

12. Insurance-related accounts

Sony's life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the insurance policies, and that future policy benefits calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

The amounts of statutory net equity of the subsidiaries as of March 31, 2001 and 2002 were ¥101,106 million and ¥101,989 million ($767 million), respectively.

(1) Deferred insurance acquisition costs:

Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, advertising costs, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 2000, 2001 and 2002 amounted to ¥22,708 million, ¥38,886 million and ¥31,000 million ($233 million), respectively.

(2) Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.5% to 6.25%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables. At March 31, 2001 and 2002, future insurance policy benefits amounted to ¥1,217,972 million and ¥1,513,917 million ($11,383 million), respectively.

(3) Separate account assets:

Separate account assets are funds on which investment income and gains or losses accrue directly to certain policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. Separate account assets, which consist primarily of debt and equity securities, are carried at fair value and included in securities investments and other. The related liabilities are recognized as separate account liabilities and included in future

insurance policy benefits and other. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

13. Short-term borrowings and long-term debt

Short-term borrowings comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Loans, principally from banks:			
with weighted-average interest rate of 4.93%	¥68,240		
with weighted-average interest rate of 4.00%		¥61,693	$464
Commercial paper:			
with weighted-average interest rate of 4.86%	117,295		
with weighted-average interest rate of 0.39%		51,584	388
	¥185,535	¥113,277	$852

Long-term debt comprises the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Unsecured loans, representing obligations principally to banks:			
Due 2001 to 2018 with interest ranging from 0.8% to 6.69% per annum	¥59,908		
Due 2002 to 2018 with interest ranging from 1.46% to 5.67% per annum		¥45,055	$339
Secured loans, representing obligations principally to banks:			
Due 2001 to 2009 with interest ranging from 6.75% to 7.25% per annum	2,277		
Due 2002 to 2009 with interest ranging from 6.75% to 7.25% per annum		2,593	19
Medium-term notes of consolidated subsidiaries:			
Due 2001 to 2006 with interest ranging from 4.82% to 7.55% per annum	79,296		
Due 2002 to 2006 with interest ranging from 1.88% to 4.95% per annum		89,981	676
Unsecured 1.5% convertible bonds, due 2002, convertible currently at ¥2,194.0 ($16) for one common share, redeemable before due date	316	218	2
Unsecured 1.4% convertible bonds, due 2003, convertible currently at ¥2,707.8 ($20) for one common share, redeemable before due date	8,310	8,159	61
Unsecured 1.4% convertible bonds, due 2005, convertible currently at ¥3,995.5 ($30) for one common share, redeemable before due date	287,883	287,809	2,164
Unsecured 0.1% bonds, due 2001 with detachable warrants	3,500	–	
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,795	3,857	29
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,753	3,810	28
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000	90
Unsecured 0.9% bonds, due 2007 with detachable warrants	–	7,300	55
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	–	150	1
Unsecured 4.4% bonds, due 2001	80,000	–	–
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,982	99,986	752
Unsecured 0.64% bonds, due 2006, net of unamortized discount	–	99,991	752
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,972	49,975	376
Unsecured 1.52% bonds, due 2011, net of unamortized discount	–	49,995	376
Unsecured 6.125% U.S. dollar notes, due 2003, net of unamortized discount	193,268	199,800	1,502
Unsecured 1.35% bonds of a consolidated subsidiary, due 2001	15,000	–	–
Unsecured 2.5% bonds of a consolidated subsidiary, due 2003	15,000	15,035	113
Unsecured 2.0% bonds of a consolidated subsidiary, due 2005	15,000	15,000	113
Unsecured 1.99% bonds of a consolidated subsidiary, due 2007	15,000	15,000	113
Unsecured 2.35% bonds of a consolidated subsidiary, due 2010	5,000	4,900	37
Unsecured fixed coupon U.S. dollar notes linked to the Yen/U.S. dollar rate of a consolidated subsidiary, due 2001	805	–	–
Long-term capital lease obligations:			
Due 2001 to 2014 with interest ranging from 1.90% to 9.30% per annum	44,394		
Due 2002 to 2014 with interest ranging from 2.15% to 10.00% per annum		47,250	355
Guarantee deposits received	20,066	21,539	162
	1,014,525	1,079,403	8,115
Less – Portion due within one year	170,838	240,786	1,810
	¥843,687	¥838,617	$6,305

In accordance with the requirements of FAS No. 133, the portion of Sony's fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheet as an amount equal to the sum of the debt's carrying value plus a FAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest and currency rates.

A summary of the exercise rights of the detachable warrants as of March 31, 2002 is as follows:

Issued on	Exercisable during	Exercise price Yen	Exercise price Dollars	Number of shares per warrant	Status of exercise
August 17, 1998	September 1, 1999 through August 16, 2004	¥6,264	$47	319 shares of common stock of Sony Corporation	230 warrants exercised; 1,770 warrants outstanding
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	54	279 shares of common stock of Sony Corporation	2,000 warrants outstanding
October 19, 2000	November 1, 2001 through October 18, 2006	12,457	94	100 shares of common stock of Sony Corporation	9,600 warrants outstanding
December 21, 2001	January 6, 2003 through December 20, 2007	6,039	45	100 shares of common stock of Sony Corporation	11,534 warrants outstanding
December 21, 2001	June 20, 2002 through June 20, 2007	3,300	25	75 shares of subsidiary tracking stock	600 warrants outstanding

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	Dollars in millions
2003	¥240,786	$1,810
2004	34,246	257
2005	309,129	2,324
2006	150,541	1,132
2007	185,058	1,391

At March 31, 2002, Sony had unused committed lines of credit amounting to ¥974,900 million ($7,330 million) and can borrow up to generally 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was ¥2,249,000 million ($16,910 million). At March 31, 2002, the total outstanding balance of commercial paper was ¥51,584 million ($388 million). Under those programs, Sony can issue commercial paper for the period not in excess of generally 270

days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was ¥1,330,000 million ($10,000 million). At March 31, 2002, the total outstanding balance of Medium Term Notes was ¥89,981 million ($677 million).

The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2002, the balance of time deposits issued in amounts of ¥10 million ($75 thousand) or more was ¥24,045 million ($181 million).

At March 31, 2002, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include ¥3,541 million ($27 million) and ¥7,200 million ($54 million) for the years ending March 31, 2004 and 2005, respectively. There are no deposits having a maturity date after March 31, 2005.

15. Financial instruments

(1) Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Sony does not use derivative financial instruments for trading or speculative purposes. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony's exposure associated with underlying debt instruments resulting from adverse fluctuations in interest rates and/or foreign currency exchange rates.

These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or interest and currency rate movements, it does not anticipate significant losses due to the nature of its counterparties or the hedging arrangements.

Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities.

For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony's foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133. Amounts to be paid or received under these agreements are recognized in interest expense consistent with the terms of the agreements.

Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedge as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income currently.

The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the year ended March 31, 2002. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include interest rate and currency swap agreements and foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt.

For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony's foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

For the year ended March 31, 2002, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2002, ¥812 million ($6 million) of deferred gains for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months. There were no forecasted transactions that failed to occur for the year ended March 31, 2002.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts and purchased and written foreign currency option contracts. These contracts are used primarily to fix the cash flow value resulting from intercompany accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars and euros) of Sony's major operating units. However, these derivatives do not meet the criteria for hedge accounting under FAS No. 133. Accordingly, such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income or expense. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts. In addition to the range forward contracts, Sony enters into written foreign currency option contracts in order to minimize its hedging costs. All of these derivatives mature or expire within five months after the balance sheet date.

The convertible rights included in convertible bonds held by Sony's life insurance subsidiary, which are classified as available-for-sale debt securities, are considered as embedded derivatives under FAS No. 133 and are marked-to-market with changes in value recognized in financial service revenue.

(2) Fair value of financial instruments:

The estimated fair values of Sony's financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 9.

	Yen in millions					
	March 31					
	2001			2002		
	Notional amount	Carrying amount	Estimated fair value	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	—	¥(1,014,525)	¥(1,395,706)	—	¥(1,079,403)	¥(1,323,772)
Forward exchange contracts	¥1,189,710	(7,864)	(17,226)	¥1,042,836	(37,243)	(37,243)
Currency option contracts purchased	479,132	5,964	5,964	357,052	1,267	1,267
Currency option contracts written	724,091	(6,897)	(6,897)	423,826	(2,933)	(2,933)
Interest rate swap agreements	215,971	(2,469)	(3,797)	256,501	(6,699)	(6,699)
Interest rate and currency swap agreements	278,573	—	(9,032)	228,433	5,550	5,550
Embedded derivatives	—	—	—	342,846	3,740	3,740

	Dollars in millions		
	March 31, 2002		
	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	—	$(8,115)	$(9,953)
Forward exchange contracts	$7,841	(280)	(280)
Currency option contracts purchased	2,685	10	10
Currency option contracts written	3,187	(22)	(22)
Interest rate swap agreements	1,929	(50)	(50)
Interest rate and currency swap agreements	1,718	42	42
Embedded derivatives	2,578	28	28

The following are explanatory notes regarding the estimation method of fair value in above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony's current incremental debt rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise.

16. Pension and severance plans

Upon terminating employment, employees of Sony Corporation and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits. With respect to directors' and statutory auditors' resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of Sony's shareholders.

Sony Corporation and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 60% of the indemnities under the existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts, as stipulated in the aforementioned regulations, are payable at the option of the retiring employee in a lump-sum amount or on a monthly pension. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Many of foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2000, 2001 and 2002 were as follows:

Japanese plans:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Service cost	¥46,306	¥46,400	¥48,609	$365
Interest cost	14,898	19,040	21,232	160
Expected return on plan assets	(11,236)	(26,216)	(26,286)	(198)
Amortization of net transition asset	(375)	(375)	(375)	(3)
Recognized actuarial loss	5,733	7,447	12,639	95
Amortization of prior service cost	1,335	783	611	5
Net periodic benefit cost	¥56,661	¥47,079	¥56,430	$424

Foreign plans:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Service cost	¥15,298	¥14,899	¥15,161	$114
Interest cost	6,095	6,805	7,944	60
Expected return on plan assets	(4,989)	(6,492)	(7,416)	(56)
Amortization of net transition asset	(108)	(36)	(87)	(1)
Recognized actuarial (gain) loss	(46)	555	(351)	(2)
Amortization of prior service cost	(142)	(341)	848	6
Net periodic benefit cost	¥16,108	¥15,390	¥16,099	$121

The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans			Foreign plans		
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	March 31		March 31,	March 31		March 31,
	2001	2002	2002	2001	2002	2002
Change in benefit obligation:						
Benefit obligation at beginning of year	¥729,803	¥801,322	$6,025	¥103,992	¥128,162	$964
Service cost	46,400	48,609	365	14,899	15,161	114
Interest cost	19,040	21,232	160	6,805	7,944	60
Plan participants' contributions	5,865	5,102	39	755	740	6
Amendments	1,156	(26,085)	(196)	(1,708)	(852)	(6)
Actuarial (gain) loss	27,963	47,877	360	1,616	(3,404)	(26)
Foreign currency exchange rate changes	–	–	–	15,114	4,415	33
Curtailments and settlements	–	(4,103)	(31)	–	–	–
Benefits paid	(28,905)	(24,812)	(187)	(13,311)	(8,956)	(68)
Benefit obligation at end of year	801,322	869,142	6,535	128,162	143,210	1,077
Change in plan assets:						
Fair value of plan assets at beginning of year	507,943	460,167	3,460	78,842	86,351	650
Actual return on plan assets	(85,468)	(29,094)	(219)	(2,567)	(6,215)	(47)
Foreign currency exchange rate changes	–	–	–	8,363	5,774	43
Employer contribution	44,923	31,936	240	7,853	4,694	35
Plan participants' contributions	5,865	5,102	39	755	740	6
Benefits paid	(13,096)	(11,433)	(86)	(6,895)	(8,742)	(66)
Fair value of plan assets at end of year	¥460,167	¥456,678	$3,434	¥86,351	¥82,602	$621

	Japanese plans			Foreign plans		
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	March 31		March 31,	March 31		March 31,
	2001	2002	2002	2001	2002	2002
Funded status	¥341,155	¥412,464	$3,101	¥41,811	¥60,608	$456
Unrecognized actuarial loss	(236,747)	(325,637)	(2,448)	(11,885)	(26,040)	(196)
Unrecognized net transition asset	1,604	1,229	9	143	(97)	(1)
Unrecognized prior service cost	(4,178)	22,518	169	2,163	1,668	13
Net amount recognized	¥101,834	¥110,574	$831	¥32,232	¥36,139	$272
Amounts recognized in the consolidated balance sheet consist of:						
Accrued pension and severance costs, including current portion	¥189,283	¥258,597	$1,944	¥32,232	¥36,139	$272
Intangibles	(1,419)	(23,602)	(177)	—	—	—
Accumulated other comprehensive income	(86,030)	(124,421)	(936)	—	—	—
Net amount recognized	¥101,834	¥110,574	$831	¥32,232	¥36,139	$272

Assumptions used as of March 31, 2000, 2001 and 2002 were as follows:

Japanese plans:

	March 31		
	2000	2001	2002
Discount rate	2.7%	2.7%	2.4%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	3.0%	3.0%	3.0%

Foreign plans:

	March 31		
	2000	2001	2002
Discount rate	4.5-7.5%	4.0-7.5%	3.0-8.0%
Expected return on plan assets	6.5-9.1%	5.0-9.0%	4.5-9.0%
Rate of compensation increase	2.0-4.8%	2.5-5.1%	2.5-5.0%

As required under FAS No. 87, "Employers' Accounting for Pensions", the assumptions are reviewed in accordance with changes in circumstances.

Under FAS No. 87, Sony has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability represents the excess of the accumulated benefit obligation over plan assets and accrued pension and severance costs already recognized before recording the minimum pension liability. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income, net of tax.

The accumulated benefit obligations and the fair value of plan assets for which Sony has recognized the minimum pension liability on Sony Corporation and substantially all of the Japanese subsidiaries' plans were ¥592,876 million, ¥425,554 million as of March 31, 2001, and ¥685,357 million ($5,153 million), ¥445,499 million ($3,350 million) as of March 31, 2002, respectively.

As discussed in Note 9, in March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities to an employee retirement benefit trust, which is included in plan assets.

17. Stockholders' equity

(1) Subsidiary tracking stock:

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation ("SCN"), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders have no direct rights in the equity or assets of SCN or the assets of Sony Corporation. Except as summarized below, the shares of subsidiary tracking stock have the same rights and characteristics as those of shares of common stock.

The dividend on the shares of this series of subsidiary tracking stock is payable only when the Board of Directors of SCN has resolved to pay to its common stock holders a dividend in an amount per share of the subsidiary tracking stock equal to the amount of SCN's dividend per share of its common stock multiplied by the Standard Ratio (as defined in the articles of incorporation), subject to statutory restriction on Sony Corporation's ability to pay dividends on its shares of capital stock and the maximum dividend amount (as defined in the articles of incorporation). If the amount of dividends paid to the subsidiary tracking stock holders is less than the amount, which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the subsidiary tracking stock holders for subsequent fiscal years. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the common stock holders. However, the subsidiary tracking stock holders have no right to participate in the dividends to common stock holders. Furthermore, even if the Board of Directors of SCN does not take a resolution for the payment of dividends to SCN's common stock holders, Sony Corporation may decide to pay dividends to its common stock holders.

The subsidiary tracking stock holders have the same voting rights as those of the common stock holders and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the

common stock holders. In addition, as each series of subsidiary tracking stock is a separate class of stock different from common stock, if any resolution of the General Meeting of Shareholders would adversely affect the rights of the shareholders of a particular class of subsidiary tracking stock, the shareholders of each class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of shareholders of that class of subsidiary tracking stock.

In the event of distribution of residual assets to the shareholders of Sony Corporation where, as long as such assets include shares of common stock of SCN, the number of shares of SCN common stock obtained by multiplying the number of shares of the subsidiary tracking stock held by each holder by the Standard Ratio or the net proceeds from the sale of the shares of SCN common stock so to be distributed will be distributed to the holders of the subsidiary tracking stock.

The shares of subsidiary tracking stock may be subject to repurchase and retirement in the same manner and under the same restriction as the shares of common stock. In addition, at any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the shareholders thereof an amount equal to the current market price of the subsidiary tracking stock out of Sony Corporation's retained earnings available for dividend payments. Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Japanese Commercial Code for the reduction of capital upon payment to the subsidiary tracking stock holders an amount equal to the market value thereof as set forth above.

At any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may convert the entire amount of all outstanding shares of the subsidiary tracking stock into the shares of Sony Corporation's common stock at the rate of the multiple of 1.1 of the market value (as defined in the articles of incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of the shares of Sony Corporation's common stock.

If any events (as defined in the articles of incorporation) occur, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation's common stock at the price or rate set forth above.

The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2002 was 3,072,000. At March 31, 2002, 45,000 shares of the subsidiary tracking stock would be issued upon exercise of warrants outstanding.

The statutory retained earnings of SCN available for the payments of dividends to its shareholders were ¥209 million ($2 million) as of March 31, 2002, which were decreased by ¥374 million ($3 million) during the fiscal year ended March 31, 2002.

(2) Common stock:

Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2000, 2001 and 2002 have resulted from the following:

	Number of shares
Balance at March 31, 1999	410,439,111
Exercise of stock purchase warrants	192,162
Conversion of convertible bonds	10,028,119
Stock issued under exchange offerings	32,979,771
Balance at March 31, 2000	453,639,163
Stock split	453,639,163
Exercise of stock purchase warrants	111,209
Conversion of convertible bonds	12,145,253
Stock issued under exchange offerings	82,346
Balance at March 31, 2001	919,617,134
Exercise of stock purchase warrants	8,301
Conversion of convertible bonds	118,920
Balance at March 31, 2002	919,744,355

At March 31, 2002, 81,001,087 shares of common stock would be issued upon conversion or exercise of all convertible bonds and warrants outstanding.

On May 19, 2000, Sony Corporation completed a two-for-one stock split. The number of shares issued was 453,639,163 shares. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code.

On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares in ratios of one share for each ten shares held for which no accounting entry was required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, ¥201,078 million would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock where no accounting entry was required in Japan.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The Ordinary General Meeting of Shareholders held on June 27, 1997 authorized Sony Corporation, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its profit, whenever deemed necessary by the Board of Directors in view of general economic conditions, Sony's business performance and financial condition and other factors. Subsequently, the Ordinary General Meeting of Shareholders held on June 29, 2000 increased the maximum number of shares of its common stock up to 90 million shares on and after June 30, 2000 and the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized to acquire and retire

the subsidiary tracking stock as well as its common stock on and after January 26, 2001. At March 31, 2002, no common stock and subsidiary tracking stock had been acquired under this authorization.

The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that (a) in addition to the shares discussed in the preceding paragraph, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding ¥400 billion ($3,008 million) and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. Subsequently, the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001. At March 31, 2002, no common stock and subsidiary tracking stock had been acquired nor had any share subscription rights been granted under this approval.

Prior to the recent amendments to the Japanese Commercial Code, purchase and retirement by Sony Corporation of its own shares could be made at any time by resolution of the Board of Directors up to the number of shares and total purchase price as described above. However, following such amendments, purchase by Sony Corporation of its own shares is subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which includes the maximum number of shares to be purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, Sony Corporation may purchase its own shares at any time during the period up to the conclusion of next Ordinary General Meeting of Shareholders.

On April 25, 2002, the Board of Directors of Sony Corporation resolved the following proposals in accordance with the modified Japanese Commercial Code. The proposals, which will be discussed by the General Meeting of Shareholders to be held on June 20, 2002, resolve that Sony Corporation may acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding ¥650 billion ($4,887 million) and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion ($8 million) until the conclusion of the General Meeting of Shareholders to be held for the year ending March 31, 2003.

Prior to the amendments to the Japanese Commercial Code, the articles of incorporation of Sony Corporation had defined the amount of each par-value share to be issued as fifty yen (50 yen). As a result of the amendments, the concept of par-value of shares has been automatically eliminated and certain sentences in the articles of incorporation has become ineffective, which will be modified upon the approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.

(3) Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for the payments of dividends to shareholders as of March 31, 2002 was ¥700,550 million ($5,267 million). The appropriation of retained earnings for the year ended March 31, 2002 including cash dividends for the six-month period ended March 31, 2002 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings will be proposed for approval at the Ordinary General Meeting of Shareholders to be

held on June 20, 2002 and will be then recorded in the statutory books of account, in accordance with the Japanese Commercial Code, upon shareholders' approval.

Retained earnings include Sony's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥9,617 million and ¥9,259 million ($70 million) at March 31, 2001 and 2002, respectively.

(4) Other comprehensive income

Other comprehensive income for the years ended March 31, 2000, 2001 and 2002 were as follows:

	Yen in millions		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2000:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	¥79,822	¥(27,003)	¥52,819
Less: Reclassification adjustment for gains or losses included in net income	(17,196)	2,809	(14,387)
Minimum pension liability adjustment	9,190	(3,869)	5,321
Foreign currency translation adjustments	(202,596)	3,423	(199,173)
Other comprehensive income	¥(130,780)	¥(24,640)	¥(155,420)
For the year ended March 31, 2001:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	¥(6,290)	¥(1,200)	¥(7,490)
Less: Reclassification adjustment for gains or losses included in net income	(16,095)	6,186	(9,909)
Minimum pension liability adjustment	(79,678)	33,544	(46,134)
Foreign currency translation adjustments	169,144	(8,862)	160,282
Other comprehensive income	¥67,081	¥29,668	¥96,749
For the year ended March 31, 2002:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	¥(24,857)	¥4,614	¥(20,243)
Less: Reclassification adjustment for gains or losses included in net income	(2,594)	1,318	(1,276)
Unrealized losses on derivative instruments -			
Cumulative effect of an accounting change	2,040	(951)	1,089
Unrealized holding gains or losses arising during the period	5,470	(3,033)	2,437
Less: Reclassification adjustment for gains or losses included in net income	(7,200)	2,963	(4,237)
Minimum pension liability adjustment	(38,391)	16,163	(22,228)
Foreign currency translation adjustments	101,483	(4,051)	97,432
Other comprehensive income	¥35,951	¥17,023	¥52,974

	Dollars in millions		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2002:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	$(187)	$35	$(152)
Less: Reclassification adjustment for gains or losses included in net income	(20)	10	(10)
Unrealized losses on derivative instruments -			
Cumulative effect of an accounting change	15	(7)	8
Unrealized holding gains or losses arising during the period	41	(23)	18
Less: Reclassification adjustment for gains or losses included in net income	(53)	22	(31)
Minimum pension liability adjustment	(289)	122	(167)
Foreign currency translation adjustments	762	(30)	732
Other comprehensive income	$269	$129	$398

18. Stock-based compensation plans

The number of shares and the exercise prices in the following information have been adjusted for all periods to reflect the two-for-one stock split that was completed on May 19, 2000.

Sony has three types of stock-based compensation plans as incentive plans for directors and selected employees.

(1) Warrant plan:

Upon issuance of unsecured bonds with detachable warrants which are described in Note 13, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors and selected employees of Sony. By exercising a warrant, directors and selected employees can purchase the common stock or subsidiary tracking stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant.

(2) Convertible Bond plan:

In April 2000, Sony adopted an equity-based compensation plan for selected executives of Sony's United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a

non-interest bearing employee loan, no accounting recognition was given to either the convertible bonds or the employee loans in Sony's consolidated balance sheet as a right of offset exists between the convertible bonds and the employee loans.

Presented below is a summary of the activity for common stock warrant and convertible bond plans for the years shown:

	Year ended March 31						
	2000		2001		2002		
	Number of Shares	Weighted-average exercise price	Number of Shares	Weighted-average exercise price	Number of Shares	Weighted-average exercise price	Weighted-average exercise price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	1,357,568	¥5,846	1,531,573	¥6,456	2,800,270	¥9,911	$74.52
Granted	558,000	7,167	1,420,900	12,788	3,397,300	6,877	51.71
Exercised	(383,995)	5,333	(111,103)	5,341	(8,294)	6,264	47.10
Forfeited	–	–	(41,100)	12,544	(335,384)	6,384	48.00
Outstanding at end of year	1,531,573	¥6,456	2,800,270	¥9,911	5,853,892	¥8,648	$65.02
Exercisable at end of year	541,966	¥5,877	825,265	¥6,332	2,082,640	¥8,127	$61.11

A summary of common stock warrants and convertible bond options outstanding and exercisable at March 31, 2002 is as follows:

	Outstanding				Exercisable		
Exercise price range	Number of Shares	Weighted-average exercise price	Weighted-average exercise price	Weighted-average remaining life	Number of Shares	Weighted-average exercise price	Weighted-average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥6,039～10,000	4,482,192	¥7,088	$53.29	5.47	1,621,740	¥6,520	$49.02
10,001～16,387	1,371,700	13,744	103.34	5.73	460,900	13,778	103.59
¥6,039～16,387	5,853,892	¥8,648	$65.02	5.53	2,082,640	¥8,127	$61.11

At March 31, 2002, there were 45,000 shares outstanding of subsidiary tracking stock warrants with an exercise price of ¥3,300 ($24.81) which expire in 5.75 years. At March 31, 2002, no warrants were exercisable under this plan.

As the exercise prices for both the warrant and convertible bond plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans were not significant for the years ended March 31, 2000, 2001 and 2002, respectively.

In accordance with FAS No. 123 "Accounting for Stock-Based Compensation", Sony has elected to

account for stock-based compensation under the provisions of APB No. 25 for both the warrant and convertible bond plans. Had compensation for Sony's warrant and convertible bond plans been recognized based on the fair value on the grant date under the methodology prescribed by FAS No. 123, Sony's net income and net income per share allocated to common stock for the years ended March 31, 2000, 2001 and 2002 would have been impacted as shown in the following table. Net income and net income per share allocated to the subsidiary tracking stock for the year ended March 31, 2002 would not be significantly impacted.

	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to common stock:				
As reported	¥121,835	¥121,227	¥9,381	$70
Pro forma	121,191	118,524	3,986	30
Net income allocated to common stock:				
As reported	¥121,835	¥16,754	¥15,359	$115
Pro forma	121,191	14,051	9,964	75
	Yen			Dollars
Income before cumulative effect of accounting changes allocated to common stock:				
-Basic EPS:				
As reported	¥144.58	¥132.64	¥10.21	$0.08
Pro forma	143.82	129.69	4.34	0.03
-Diluted EPS:				
As reported	¥131.70	¥124.36	¥10.18	$0.08
Pro forma	131.02	121.64	4.33	0.03
Net income allocated to common stock:				
-Basic EPS:				
As reported	¥144.58	¥18.33	¥16.72	$0.13
Pro forma	143.82	15.37	10.85	0.08
-Diluted EPS:				
As reported	¥131.70	¥19.28	¥16.67	$0.13
Pro forma	131.02	16.56	10.82	0.08

The weighted-average fair value per share at the date of grant for common stock warrants and convertible bond options granted during the years ended March 31, 2000, 2001 and 2002 was ¥1,398, ¥4,111 and ¥2,554 ($19.20), respectively. The fair value of common stock warrants and convertible bond options granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Weighted-average assumptions	Year ended March 31		
	2000	2001	2002
Risk-free interest rate	0.60%	2.68%	2.58%
Expected lives	2.78years	3.26years	3.28years
Expected volatility	33.12%	44.07%	50.81%
Expected dividend	0.40%	0.21%	0.40%

(3) SAR plan:

Sony grants stock appreciations rights ("SARs") in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation's common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SARs. In addition, Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

In December 2001, Sony granted options under its convertible bond plan to certain employees of United States of America subsidiaries in exchange for the employees agreeing to cancel an equal number of outstanding SARs. Under FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation – an interpretation of APB Opinion No. 25", no compensation charge was recorded as the number and terms of the new options under the convertible bond plan were substantially the same as the SARs that were cancelled.

The status of the SAR plans is summarized as follows:

	Year ended March 31						
	2000		2001		2002		
	Number of SARs	Weighted-average exercise price	Number of SARs	Weighted-average exercise price	Number of SARs	Weighted-average exercise price	Weighted-average exercise price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	2,190,750	¥5,426	4,046,490	¥5,443	3,565,246	¥6,218	$46.75
Granted	2,306,610	5,896	154,700	9,801	141,525	7,813	58.74
Exercised	(439,736)	5,308	(588,092)	5,198	(91,330)	5,862	44.08
Cancelled	–	–	–	–	(1,192,672)	5,951	44.74
Expired or forfeited	(11,134)	5,502	(47,852)	5,869	(12,375)	8,520	64.06
Outstanding at end of year	4,046,490	¥5,443	3,565,246	¥6,218	2,410,394	¥6,644	$49.95
Exercisable at end of year	745,496	¥5,711	1,397,216	¥5,966	1,864,928	¥6,282	$47.23

A summary of SARs outstanding and exercisable at March 31, 2002 is as follows:

	Outstanding				Exercisable		
Exercise price range	Number of SARs	Weighted-average exercise price	Weighted-average exercise price	Weighted-average remaining life	Number of SARs	Weighted-average exercise price	Weighted-average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥4,014~5,000	242,534	¥4,947	$37.20	2.79	162,534	¥4,937	$37.12
5,001~10,000	2,113,735	6,644	49.95	3.09	1,681,752	6,311	47.45
10,001~16,656	54,125	14,239	107.06	7.56	20,642	14,482	108.89
¥4,014~16,656	2,410,394	¥6,644	$49.95	3.16	1,864,928	¥6,282	$47.23

In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation's common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the year ended March 31, 2000, Sony recognized ¥19,174 million of SARs compensation expense. For the years ended March 31, 2001 and 2002, Sony recognized a reduction in SARs compensation expense of ¥5,587 million and ¥4,748 million ($36 million), respectively, due to the decline in Sony's stock price during the years.

19. Restructuring charges and asset impairments

Significant restructuring charges and asset impairments are as follows:

In September 1999, Sony discontinued its engineering, sales, and marketing operations for the cellular phone business in North America and focused its effort on the research and development of next-generation telecommunications technology. As a result, Sony recorded a one-time expense totaling ¥9,646 million in the year ended March 31, 2000 which is included in the Electronics segment. This charge consisted of facility closing costs of ¥7,420 million; machinery and equipment write-downs of ¥1,802 million and personnel related costs of ¥424 million. All reserves were fully utilized as of March 31, 2002.

In December 2000, Sony announced the shutdown of a CD and audio cassette manufacturing plant in the United States of America. As a result of this announcement, Sony recorded a one-time expense totaling ¥4,623 million in the year ended March 31, 2001 which is included in the Music segment. This charge consisted of facility closing costs of ¥1,001 million, building write-downs of ¥3,145 million and personnel related costs of ¥477 million. The remaining reserve balance as of March 31, 2002 was ¥72 million ($1 million).

For the year ended March 31, 2002, Sony undertook several restructuring activities including the implementation of a voluntary early retirement program. Significant restructuring charges and asset impairments incurred from these restructuring activities are as follows:

Sony recorded restructuring charges totaling ¥19,639 million ($148 million) on the abandonment of certain manufacturing equipment for computer display CRTs reflecting the severe decline in demand. These charges are included in the Electronics segment and consisted of non-cash equipment write-downs of ¥6,261 million

($47 million), costs related to the buy-out and cancellation of operating leases totaling ¥11,264 million ($85 million) and other costs related to the disposal of equipment of ¥2,114 million ($16 million). The remaining reserve balance as of March 31, 2002 was ¥4,359 million ($33 million).

Aiwa Co., Ltd., a subsidiary in the Electronics segment, recorded charges totaling ¥25,484 million ($192 million) as a result of the implementation of restructuring activities including staff reductions and the rationalization of production facilities. These charges consisted of non-cash equipment write-downs of ¥10,244 million ($77 million), personnel related costs of ¥8,209 million ($62 million) and other costs including the devaluation of inventory and raw materials of ¥7,031 million ($53 million). The remaining reserve balance as of March 31, 2002 was ¥1,384 million ($10 million).

Sony recorded a restructuring charge totaling ¥22,930 million ($172 million) related to the staff reductions in the Electronics segment excluding Aiwa Co., Ltd.. These staff reductions were mainly achieved through the implementation of a voluntary early retirement program. The remaining reserve balance as of March 31, 2002 was ¥1,167 million ($9 million).

Sony recorded restructuring charges totaling ¥8,599 million ($65 million) associated with staff reductions and the rationalization of digital media initiatives and portfolio investments in the Music segment. These charges consisted of personnel related costs of ¥5,100 million ($38 million), non-cash asset write-downs of ¥787 million ($6 million), and other costs including lease termination costs of ¥2,712 million ($21 million). The remaining reserve balance as of March 31, 2002 was ¥5,097 million ($38 million).

Sony recorded restructuring charges totaling ¥8,452 million ($64 million) associated with the consolidation of television operations and the downsizing of the network television production business in the Pictures segment. These charges consisted of personnel related costs of ¥1,753 million ($13 million), non-cash asset write-downs of ¥1,767 million ($14 million), and other costs including costs relating to the buyout of term deal commitments of ¥4,932 million ($37 million). The remaining reserve balance as of March 31, 2002 was ¥5,128 million ($38 million).

20. Research and development costs and advertising costs

(1) Research and development costs:

Research and development costs charged to cost of sales for the years ended March 31, 2000, 2001 and 2002 were ¥394,479 million, ¥416,708 million and ¥433,214 million ($3,257 million), respectively.

(2) Advertising costs:

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2000, 2001 and 2002 were ¥293,303 million, ¥389,359 million and ¥401,960 million ($3,022 million), respectively.

As described in Note 2, advertising costs for the years ended March 31, 2001 and 2002 included those for theatrical and television product. Previously, advertising costs for theatrical and television product were capitalized into film inventory and amortized in cost of sales.

21. Gain on issuances of stock by equity investees

In August 2000, Monex Inc., which provides on-line security trading services, issued 150,000 shares valued at ¥6,278 million in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of ¥1,900 million. Sony provided deferred taxes on this gain. This issuance reduced Sony's ownership interest from 36.6% to 32.8%.

In August 2000, Crosswave Communications Inc., which provides high-capacity/high-speed network services, issued 101,960 shares valued at ¥28,958 million in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of ¥6,406 million. Sony provided deferred taxes on this gain. This issuance reduced Sony's ownership interest from 30.0% to 23.9%.

In October 2000, SKY Perfect Communications Inc., which provides satellite broadcasting services, issued 400,000 shares valued at ¥121,600 million in connection with its initial public offering. In connection with this issuance, Sony recorded a gain of ¥9,551 million. Sony provided deferred taxes on this gain. This issuance reduced Sony's ownership interest from 9.9% to 8.1%. As a result of this transaction, SKY Perfect Communications Inc. is no longer accounted for under the equity method, as Sony no longer has significant influence.

22. Income taxes

Income before income taxes and income tax expense comprise the following:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Income (loss) before income taxes:				
Sony Corporation and subsidiaries in Japan	¥70,892	¥158,987	¥(5,103)	$(38)
Foreign subsidiaries	193,418	106,881	97,878	736
	¥264,310	¥265,868	¥92,775	$698
Income taxes - Current:				
Sony Corporation and subsidiaries in Japan	¥59,239	¥89,708	¥55,641	$418
Foreign subsidiaries	61,564	31,405	59,289	446
	¥120,803	¥121,113	¥114,930	$864
Income taxes - Deferred:				
Sony Corporation and subsidiaries in Japan	¥(17,977)	¥(106)	¥(46,082)	$(346)
Foreign subsidiaries	(8,182)	(5,473)	(3,637)	(28)
	¥(26,159)	¥(5,579)	¥(49,719)	$(374)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31		
	2000	2001	2002
Statutory tax rate	42.0%	42.0%	42.0%
Increase (reduction) in taxes resulting from:			
Income tax credits	(1.3)	(1.7)	(2.1)
Change in valuation allowances	3.4	14.2	55.5
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(5.6)	(6.5)	(21.6)
Reversal of foreign tax reserves	-	-	(6.5)
Other	(2.7)	(4.5)	3.0
Effective income tax rate	35.8%	43.5%	70.3%

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Deferred tax assets:			
Operating loss carryforwards for tax purposes	¥90,014	¥155,979	$1,173
Accrued pension and severance costs	97,084	125,745	945
Warranty reserve and accrued expenses	68,619	59,979	451
Film costs	38,866	41,917	315
Inventory – intercompany profits and write-down	39,560	41,294	310
Accrued bonus	34,341	31,060	234
Future insurance policy benefits	18,317	28,552	215
Depreciations	15,069	19,067	143
Reserve for doubtful accounts	11,081	16,401	123
Other	119,955	150,377	1,131
Gross deferred tax assets	532,906	670,371	5,040
Less: Valuation allowance	(198,613)	(252,208)	(1,896)
Total deferred tax assets	334,293	418,163	3,144
Deferred tax liabilities:			
Insurance acquisition costs	(97,345)	(111,570)	(839)
Undistributed earnings of foreign subsidiaries	(68,941)	(72,713)	(547)
Intangible assets acquired through exchange offerings	(42,385)	(40,580)	(305)
Gain on securities contribution to employee retirement benefit trust	(29,967)	(29,313)	(220)
Unrealized gains on securities	(30,451)	(24,519)	(184)
Other	(53,428)	(52,137)	(392)
Gross deferred tax liabilities	(322,517)	(330,832)	(2,487)
Net deferred tax assets	¥11,776	¥87,331	$657

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the year ended March 31, 2000 was a decrease of ¥10,465 million, and for the years ended March 31, 2001 and 2002 were increases of ¥86,422 million and ¥53,595 million ($403 million), respectively. During the year ended March 31, 2002, approximately ¥31,700 million ($238 million) of tax benefits have been realized through utilization of operating loss carryforwards.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Current assets – Deferred income taxes	¥141,473	¥134,299	$1,010
Other assets – Other	51,914	120,168	904
Current liabilities – Other	(6,463)	(7,563)	(57)
Long-term liabilities – Deferred income taxes	(175,148)	(159,573)	(1,200)
Net deferred tax assets	¥11,776	¥87,331	$657

At March 31, 2002, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥647,067 million ($4,865 million), and on the gain of ¥61,544 million on a subsidiary's sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2002 for such temporary differences amounted to ¥144,088 million ($1,083 million).

Operating loss carryforwards for tax purposes of Sony Corporation and its consolidated subsidiaries at March 31, 2002 amounted to ¥425,619 million ($3,200 million) and are available as an offset against future taxable income. Approximately ¥73,400 million ($552 million) of these operating loss carryforwards result from temporary differences which were acquired in various corporate stock acquisitions and any tax benefit derived therefrom, when realized, will be allocated to goodwill rather than the income tax provision. These carryforwards, except for ¥76,566 million ($576 million) with no expiration period, expire at various dates primarily up to 10 years. Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

23. Reconciliation of the differences between basic and diluted net income per share ("EPS")

(1) Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to common stock	¥121,835	¥121,227	¥9,381	$70
Income before cumulative effect of accounting changes allocated to subsidiary tracking stock	–	–	(49)	(0)
	¥121,835	¥121,227	¥9,332	$70
Net income allocated to common stock	¥121,835	¥16,754	¥15,359	$115
Net income allocated to subsidiary tracking stock	–	–	(49)	(0)
	¥121,835	¥16,754	¥15,310	$115

(2) EPS attributable to common stock:

Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to common stock	¥121,835	¥121,227	¥9,381	$70
Effect of dilutive securities:				
Convertible bonds	2,537	2,417	–	–
Income before cumulative effect of accounting changes allocated to common stock for diluted EPS computation	¥124,372	¥123,644	¥9,381	$70
	Thousands of shares			
Weighted-average shares	842,679	913,932	918,462	
Effect of dilutive securities:				
Warrants	500	472	108	
Convertible bonds	101,174	79,830	2,664	
Weighted-average shares for diluted EPS computation	944,353	994,234	921,234	
	Yen			Dollars
Basic EPS	¥144.58	¥132.64	¥10.21	$0.08
Diluted EPS	¥131.70	¥124.36	¥10.18	$0.08

In accordance with FAS No. 128, "Earnings per Share", the computation of diluted EPS for the fiscal years ended March 31, 2001 and 2002 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income.

For the year ended March 31, 2002, 75,201 thousand shares of potential common stock upon the conversion of convertible bonds were excluded from the computation of diluted EPS due to their antidilutive effect.

Potential common stock upon the exercise of warrants, which were excluded from the computation of diluted EPS due to their antidilutive effect, were 1,108 thousand shares, 1,329 thousand shares, and 2,665 thousand shares for the years ended March 31, 2000, 2001 and 2002, respectively.

Warrants of subsidiary tracking stock for the fiscal year ended March 31, 2002 and stock option issued by an affiliated company for the years ended March 31, 2000, 2001 and 2002, which has potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS due to their antidilutive effect.

(3) EPS attributable to subsidiary tracking stock:

Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the year ended March 31, 2002 is 3,072 thousand shares. There were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2002.

24. Commitments and contingent liabilities

Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment and other assets amounted to ¥167,340 million ($1,258 million).

Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2005. As of March 31, 2002, these subsidiaries were committed to make payments under such long-term contracts of ¥60,153 million ($452 million).

A subsidiary in the picture business entered into a distribution agreement with a third party to distribute at minimum 36 feature length films produced or acquired by the third party through May 25, 2007 in certain markets and territories. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. On delivery of each film, the subsidiary must advance to the third party 42.5% of the production cost, as defined in the distribution agreement. In addition, the subsidiary is responsible for all distribution and marketing expenses. The third party is limited to three of the 36 films with a production cost greater than $100 million. As of March 31, 2002, the remaining commitment under this distribution agreement is 30 films, of which 2 can have a production cost greater than $100 million.

Contingent liabilities for guarantees given in the ordinary course of business and for employee loans

amounted to ¥136,693 million ($1,028 million) at March 31, 2002.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony's consolidated financial statements.

25. Business segment information

Effective for the year ended March 31, 2002, Sony has partly changed its business segment configuration as described below.

Sony has newly established the "Financial Services" segment instead of the former "Insurance" segment due to the establishment of Sony Bank Inc. The "Financial Services" segment includes subsidiaries which were previously included in the former "Insurance" segment, and Sony Bank Inc. which started operations in June 2001. It also includes Sony Finance International, Inc., which is a subsidiary focused on leasing and credit financing business and has been moved from the "Other" segment to the "Financial Services" segment.

Sony Communication Network Corporation, which is a subsidiary focused on Internet-related services business, has been moved from the "Electronics" segment to the "Other" segment, because it is now managed independently of the Electronics business due to the issuance of tracking stock. Sony Trading International Corporation, which is a subsidiary focused on parts trading service business within the Sony group, has been moved from the "Other" segment to the "Electronics" segment due to a change of its business scope.

As a result, business segment information for the years ended March 31, 2000 and 2001 have been restated to conform to the presentation for the year ended March 31, 2002.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation and PlayStation 2 game consoles and related software mainly in Japan, the United States of America and Europe, manufactures semiconductors used in the game consoles in Japan, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents the insurance-related underwriting business, primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on Internet-related services business, advertising agency business in Japan, and location-based entertainment businesses in Japan and the United States of America. Sony's products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in

deciding how to allocate resources and in assessing performance.

Business segments -

Sales and operating revenue:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and operating revenue:				
Electronics -				
Customers	¥4,397,202	¥4,999,428	¥4,793,039	$36,038
Intersegment	273,800	473,966	517,407	3,890
Total	4,671,002	5,473,394	5,310,446	39,928
Game -				
Customers	630,662	646,147	986,529	7,418
Intersegment	24,074	14,769	17,185	129
Total	654,736	660,916	1,003,714	7,547
Music -				
Customers	665,047	571,003	588,191	4,422
Intersegment	41,837	41,110	54,649	411
Total	706,884	612,113	642,840	4,833
Pictures -				
Customers	494,332	555,227	635,841	4,781
Intersegment	394	0	0	0
Total	494,726	555,227	635,841	4,781
Financial Services -				
Customers	412,988	447,147	483,313	3,634
Intersegment	25,774	31,677	28,932	218
Total	438,762	478,824	512,245	3,852
Other -				
Customers	86,430	95,872	91,345	686
Intersegment	55,132	60,526	55,042	414
Total	141,562	156,398	146,387	1,100
Elimination	(421,011)	(622,048)	(673,215)	(5,062)
Consolidated total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979

Electronics intersegment amounts primarily consist of transactions with the Game business. Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses. Other intersegment amounts primarily consist of transactions with the Electronics business.

Segment profit or loss:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Operating income (loss):				
Electronics	¥98,573	¥247,083	¥(8,237)	$(62)
Game	76,935	(51,118)	82,915	623
Music	28,293	20,502	20,175	152
Pictures	35,920	4,315	31,266	235
Financial Services	23,309	17,432	22,134	166
Other	(9,648)	(9,374)	(8,584)	(64)
Total	253,382	228,840	139,669	1,050
Elimination	10,520	13,503	16,207	122
Unallocated amounts:				
Corporate expenses	(40,698)	(16,997)	(21,245)	(160)
Consolidated operating income	223,204	225,346	134,631	1,012
Other income	146,299	167,654	96,328	724
Other expenses	(105,193)	(127,132)	(138,184)	(1,038)
Consolidated income before income taxes	¥264,310	¥265,868	¥92,775	$698

Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate expenses include stock-based compensation expenses (Note 18).

Assets:

	Yen in millions			Dollars in millions
	March 31			March 31,
	2000	2001	2002	2002
Total assets:				
Electronics	¥3,067,835	¥3,524,209	¥3,245,009	$24,399
Game	446,085	690,737	722,021	5,429
Music	742,678	747,360	739,283	5,558
Pictures	807,033	887,806	960,266	7,220
Financial Services	1,668,789	2,074,234	2,496,052	18,767
Other	151,079	207,947	177,903	1,338
Total	6,883,499	8,132,293	8,340,534	62,711
Elimination	(229,500)	(432,376)	(260,638)	(1,960)
Corporate assets	153,198	128,049	105,899	796
Consolidated total	¥6,807,197	¥7,827,966	¥8,185,795	$61,547

Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Other significant items:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Depreciation and amortization:				
Electronics	¥212,097	¥212,728	¥215,128	$1,618
Game	13,414	37,497	49,655	373
Music	32,807	34,648	34,835	262
Pictures	10,599	11,853	10,619	80
Financial Services, including deferred insurance acquisition costs	30,316	44,995	37,227	280
Other	4,227	4,542	4,728	35
Total	303,460	346,263	352,192	2,648
Corporate	3,045	2,005	1,943	15
Consolidated total	¥306,505	¥348,268	¥354,135	$2,663
Capital expenditures for segment assets:				
Electronics	¥227,079	¥285,385	¥222,991	$1,677
Game	118,960	108,168	47,822	360
Music	24,644	37,776	21,535	162
Pictures	11,947	11,020	11,501	86
Financial Services	43,332	9,341	16,023	120
Other	7,691	11,829	3,578	27
Total	433,653	463,519	323,450	2,432
Corporate	2,234	1,690	3,284	25
Consolidated total	¥435,887	¥465,209	¥326,734	$2,457

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony's management. Effective for the year ended March 31, 2002, Sony has partly changed its product category configuration. Accordingly, sales and operating revenue for the years ended March 31, 2000 and 2001 have been restated to conform to the presentation for the year ended March 31, 2002.

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Audio	¥733,431	¥756,393	¥747,469	$5,620
Video	665,429	791,465	806,401	6,063
Televisions	636,213	703,698	747,877	5,623
Information and Communications	1,031,661	1,322,818	1,227,685	9,231
Semiconductors	164,196	237,668	182,276	1,371
Components	568,387	612,520	572,465	4,304
Other	597,885	574,866	508,866	3,826
Total	¥4,397,202	¥4,999,428	¥4,793,039	$36,038

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the years ended March 31, 2000, 2001 and 2002 and long-lived assets as of March 31, 2000, 2001 and 2002 are as follows:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and operating revenue:				
Japan	¥2,121,249	¥2,400,777	¥2,248,115	$16,903
U.S.A.	2,027,129	2,179,833	2,461,523	18,508
Europe	1,470,447	1,473,780	1,609,111	12,098
Other	1,067,836	1,260,434	1,259,509	9,470
Total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979

	Yen in millions			Dollars in millions
	March 31			March 31,
	2000	2001	2002	2002
Long-lived assets:				
Japan	¥1,321,357	¥1,433,038	¥1,462,709	$10,998
U.S.A.	614,294	766,148	812,309	6,107
Europe	162,019	188,174	156,560	1,177
Other	131,785	160,249	174,070	1,309
Total	¥2,229,455	¥2,547,609	¥2,605,648	$19,591

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There are no sales and operating revenue with a single major external customer for the years ended March 31, 2000, 2001 and 2002.

The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2000, 2001 and 2002. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and operating revenue:				
Japan -				
Customers	¥2,560,839	¥2,753,063	¥2,498,641	$18,787
Intersegment	1,837,048	2,322,037	2,312,718	17,389
Total	4,397,887	5,075,100	4,811,359	36,176
U.S.A. -				
Customers	2,082,505	2,315,985	2,637,861	19,833
Intersegment	170,889	184,581	184,966	1,391
Total	2,253,394	2,500,566	2,822,827	21,224
Europe -				
Customers	1,302,917	1,305,013	1,440,281	10,829
Intersegment	48,751	48,991	91,329	687
Total	1,351,668	1,354,004	1,531,610	11,516
Other -				
Customers	740,400	940,763	1,001,475	7,530
Intersegment	718,321	852,648	853,324	6,416
Total	1,458,721	1,793,411	1,854,799	13,946
Elimination	(2,775,009)	(3,408,257)	(3,442,337)	(25,883)
Consolidated total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979
Operating income:				
Japan	¥84,630	¥155,674	¥36,188	$272
U.S.A.	97,295	23,131	30,704	230
Europe	51,218	11,641	24,460	184
Other	73,249	71,059	76,061	572
Corporate and elimination	(83,188)	(36,159)	(32,782)	(246)
Consolidated total	¥223,204	¥225,346	¥134,631	$1,012

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Kasumigaseki Bldg., 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku
Tokyo 100-6088, Japan

To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of film accounting in the year ended March 31, 2001, and its methods of accounting for derivative instruments and hedging activities and for goodwill and other intangible assets in the year ended March 31, 2002.

PricewaterhouseCoopers

April 25, 2002

Sony Corporation

Printed in Japan

SONY

6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo 141-0001 Japan

News & Information

Consolidated Financial Results for the First Quarter ended June 30, 2002

No: 02-033E
3:00 P.M. JST, July 25, 2002

Large Improvement in Consolidated Operating Income
Largest First Quarter Sales Ever Recorded

Tokyo, July 25, 2002 -- Sony Corporation announced today its consolidated results for the first quarter ended June 30, 2002 (April 1, 2002 to June 30, 2002).

Highlights

- At a time of continued uncertainty in the global economic environment, partly attributable to a lower yen compared with the same quarter of the previous year, Sony's consolidated sales increased to ¥1,721.8 billion ($14 billion), the largest first quarter sales in our history. Operating income increased significantly to ¥51.9 billion ($436 million).

- In the Electronics business, while sales were almost unchanged, operating income increased significantly due to the contribution of strong-selling consumer AV products, the benefit of improvements in profitability from business unit restructuring, and the transfer of the loss-making mobile phone business to an affiliate accounted for under the equity method.

- In the Pictures business, the success of the motion picture slate, including the record-breaking performance of *Spider-Man* and a worldwide increase in DVD software sales, yielded a significant increase in both sales and operating income.

- The Music business recorded an operating loss primarily as a result of the continued contraction of the global market, despite implementation of ongoing restructuring initiatives.

- A gain was recorded on the sale of Sony's equity interest in the U.S.-based Telemundo Communications Group, Inc. and its subsidiaries.

- As a result of the increasingly difficult operating environment including the yen's appreciation, Sony revised its sales forecast for the fiscal year ending March 31, 2003, announced in April, from ¥8,000 billion ($67 billion) to ¥7,700 billion ($65 billion) while maintaining its profit forecast.

(Billions of yen, millions of U.S. dollars, except per share amounts)

	First quarter ended June 30			
	2001	**2002**	Change	**2002***
Sales and operating revenue	¥1,633.5	**¥1,721.8**	+ 5.4%	**$14,469**
Operating income	3.0	**51.9**	+ 1,627.3	**436**
Income (loss) before income taxes	(14.3)	**116.6**	-	**980**
Net income (loss)	(30.1)	**57.2**	-	**481**
Net income (loss) per share for common stock				
— Basic	(32.75)	**62.23**	-	**$0.52**
— Diluted	(32.75)	**57.90**	-	**0.49**

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥119=U.S.$1, the approximate Tokyo foreign exchange market rate as of June 28, 2002.

Remarks by Nobuyuki Idei, Chairman and CEO of Sony Corporation

The uncertain global economic environment showed no clear sign of recovery in Sony's first quarter (the three months ended June 30, 2002). However, Sony vastly exceeded our original performance forecast, achieving the largest first quarter sales in our history and a significant increase in operating income compared with the same quarter of the previous year.

In addition to the headcount reductions and manufacturing facilities reorganization begun in 1999, Sony accelerated its efforts to improve its financial structure in the previous fiscal year by establishing the design and manufacturing platform-company EMCS, withdrawing and downsizing poor-performing businesses, reducing fixed costs through restructuring and further reducing material costs. These actions spurred a recovery in operating income, particularly in the Electronics business.

Network-capable products that are expected to grow in the future, such as "Net MD" network personal audio and the "CLIE" personal data assistant, also began to contribute to profitability.

The theatrical success of *Spider-Man*, which exceeded $675 million in worldwide box office as of the end of June 2002, and which was the highest grossing film in the history of our Pictures business, made a large contribution to profitability during the quarter.

Despite these successes, we anticipate that the operating environment in the current fiscal year will become even more severe, putting pressure on profitability due to the appreciation of the yen and weak consumer confidence. In response to this environment, we will continue to restructure and reduce investment while striving to further improve profitability through the introduction of competitive products and services.

Consolidated Results for the First Quarter

Note I: During the first quarter ended June 30, 2002, the average value of the yen was ¥126.0 against the U.S. dollar and ¥115.1 against the euro, which was 3.4% lower against the U.S. dollar and 8.1% lower against the euro, compared with the average rate of the first quarter of the previous fiscal year. Operating results on a local currency basis described in the following pages reflect sales and operating revenue ("sales") and operating income (loss) obtained by applying the yen's average exchange rate in the first quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the first quarter of the current fiscal year. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Note II: Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the first quarter of the previous fiscal year have been reclassified to conform to the presentation for the first quarter ended June 30, 2002. Sales of related businesses in the Network Application and Contents Service Sector ("NACS"), established in April 2002 of this year to enhance network businesses, are included in the "Other" segment. In addition to Sony Communications Network Corporation, which was originally contained in the "Other" segment, NACS-related businesses include an information system related business, a subscriber-based wireless access system ("WLL") business and an IC card business formerly contained in the "Other" category of the Electronics segment.

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,721.8 billion ($14 billion), an increase of 5.4% year on year (2% increase on a local currency basis).

- The increase resulted from a lower yen compared with the same quarter of the previous year and a significant increase in the sales of the Pictures segment.

Operating income was ¥51.9 billion ($436 million), an increase of ¥48.9 billion, or 1,627.3%, year on year (980% increase on a local currency basis).

- Operating income increased ¥47.6 billion in the Electronics segment and ¥12.0 billion in the Pictures segment. Operating performance improved ¥5.7 billion in the Game business. Operating income deteriorated ¥14.6 billion in the Music segment, resulting in an operating loss.
- Although selling, general and administrative (SGA) expenses increased ¥14.3 billion because of the lower yen and higher marketing expenses in the Pictures business, the absence of expenses for mobile phone quality-related issues recorded in the same quarter of the previous year caused a 0.4 percentage point improvement in the ratio of SGA to sales.

Income before income taxes of ¥116.6 billion ($980 million) was recorded compared with a loss before income taxes of ¥14.3 billion in the first quarter of the previous year, an improvement of ¥131.0 billion year on year.

- In addition to the increase in operating income, other income increased ¥68.0 billion and other expenses decreased ¥14.1 billion.
  - → Other income increased primarily because Sony recorded a ¥66.5 billion gain* on the sale of its equity in Telemundo Communications Group, Inc. and its subsidiaries ("Telemundo"), a U.S. based Spanish language television network and station group that was accounted for by the equity method. (*The dollar amount of the gain recorded on the sale of Telemundo at Sony's U.S.-based subsidiary was $511 million.)
  - → Interest expense decreased ¥5.3 billion as a result of lower average balances of short-term borrowings and refinancing of certain long-term debt at lower interest rates.
  - → Loss on devaluation of securities investments increased ¥2.7 billion to ¥11.5 billion ($97 million).
  - → A ¥5.7 billion ($48 million) foreign exchange gain was recorded, compared with a loss of ¥4.6 billion in the same quarter of the previous year.

Net income of ¥57.2 billion ($481 million) was recorded, compared with a net loss of ¥30.1 billion in the first quarter of the previous year, an increase of ¥87.3 billion year on year.

- Income taxes increased ¥33.4 billion and equity in net losses of affiliated companies increased ¥3.8 billion. Moreover, in the same quarter of the previous year, ¥6.0 billion in profit was recorded for a cumulative effect of accounting changes.
  - → Income taxes increased due to higher income before income taxes. The effective income tax rate was 46.0%.
  - → Equity in net losses of affiliated companies increased because Sony recorded a ¥4.8 billion ($40 million) loss for its portion of the loss generated by Sony Ericsson Mobile Communications, AB, a mobile handset joint venture established in October 2001.

Operating Performance Highlights by Business Segment

Note III: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note IV: Sales of mobile handsets are no longer recorded in the "Information and Communications" product category of the Electronics segment as of the second half of the prior fiscal year. From the second half of the prior fiscal year, sales of mobile handsets manufactured for Sony Ericsson Mobile Communications, AB, established in October 2001, are recorded in the "Other" product category of the Electronics segment.

Electronics

(Billions of yen, millions of U.S. dollars)

	First quarter ended June 30			
	2001	**2002**	Change	**2002**
Sales and operating revenue	¥1,220.0	**¥1,218.9**	- 0.1%	**$10,243**
Operating income	1.5	**49.1**	3,221.6	**413**

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,218.9 billion ($10 billion), almost unchanged year on year (3% decrease on a local currency basis).

- On a product category basis, sales increased in "Televisions" by 27.7%, in "Components" by 5.9%, in "Video" by 5.7%, and in "Information and Communications" (excluding the results of the mobile phone business in the prior year) by 4.0%.
- Sales decreased in "Semiconductors" by 7.5% and in "Audio" by 4.9%.
  - → On a local currency basis:
    - ~ Products with significant increases in sales were WEGA televisions (including projection TVs), VAIO PCs (especially desktops), digital still cameras ("Cyber Shot" and others) and personal digital assistants ("CLIE").
    - ~ Products with significant decreases in sales were computer displays, car audio and broadcast- and professional-use products.
    - ~ On a geographic basis, sales in Japan decreased (especially sales of notebook PCs and video cameras), while sales in all other regions increased (especially sales of CRT-based televisions).

Operating income was ¥49.1 billion ($413 million), an increase of ¥47.6 billion, or 3,221.6%, year on year (2,007% increase on a local currency basis).

- Reasons for the significant increase in operating income include:
  - → The fact that the mobile phone business that recorded losses in the same quarter of the previous year became an equity affiliate as a result of the establishment of the joint venture with Ericsson.
  - → An improvement in the profitability of consumer AV products including digital still cameras, televisions and video cameras.
  - → Further cost reductions and increased productivity from the activities of the manufacturing platform, EMCS.
  - → An improvement in profitability from the rationalization and downsizing of loss-making businesses (such as in the audio business and in the component business, including CRTs) and a reduction in fixed costs.
  - → A lower yen compared with the same quarter of the previous year.
- On a product category basis, "Video," in which digital still cameras and video cameras were particularly well received, "Components," which enjoyed a strong contribution from recording media and optical pick-ups, and "Audio," in which personal audio devices sold well, increased in profitability. "Televisions," in which consumer televisions sold well, exhibited an improvement in profitability and turned to black.

Regarding the performance of Aiwa Co., Ltd., sales continued to decrease and losses increased. Sony has decided to take Aiwa private effective October 1, 2002.

Inventory as of June 30, 2002 was ¥576.2 billion ($4,842 million), a ¥304.2 billion, or 34.7%, decrease compared with the level as of June 30, 2001, and a ¥64.2 billion, or 12.5%, increase compared with the level as of March 31, 2002.

Game

(Billions of yen, millions of U.S. dollars)

	First quarter ended June 30			
	2001	2002	Change	2002
Sales and operating revenue	¥154.9	¥153.2	- 1.1%	$1,287
Operating income (loss)	(3.1)	2.6	-	21

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥153.2 billion ($1,287 million), a decrease of 1.1% compared with the first quarter of the previous year (5% decrease on a local currency basis).

- Software sales were strong, especially in Europe and the U.S. Hardware sales declined as unit sales in Japan fell short of the same quarter of the previous year, while unit sales in Europe and the U.S. increased, and as the price of PlayStation 2 ("PS 2") and PS one in all regions was reduced below that of the same quarter of the prior year.
  - → On a geographic and local currency basis, sales decreased in Japan and in the U.S. but increased in Europe.
- Worldwide hardware production shipments:
  - → PS 2: 4.59 million units (an increase of 0.25 million units)
  - → PS one: 0.67 million units (a decrease of 2.54 million units)
- Worldwide software production shipments:
  - → PS 2: 27.00 million units (an increase of 15.50 million units)
  - → PlayStation: 13.00 million units (a decrease of 5.00 million units)

In terms of profitability, operating income of ¥2.6 billion ($21 million) was recorded compared with an operating loss of ¥3.1 billion in the first quarter of the previous fiscal year, an improvement of ¥5.7 billion year on year.

- Despite the impact of the hardware price reductions, an increase in profitability from PS 2 hardware cost reductions and the expansion of software sales caused an improvement in profitability of the segment as a whole.

Inventory as of June 30, 2002 was ¥149.7 billion ($1,258 million), a ¥39.2 billion, or 20.8%, decrease compared with the level as of June 30, 2001, and a ¥30.7 billion, or 25.8%, increase compared with the level as of March 31, 2002.

Music

(Billions of yen, millions of U.S. dollars)

	First quarter ended June 30			
	2001	**2002**	Change	**2002**
Sales and operating revenue	¥145.3	**¥137.2**	- 5.6%	**$1,153**
Operating income (loss)	4.4	**(10.3)**	-	**(86)**

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. ("SMEI"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. ("SMEJ"), a Japan based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales were ¥137.2 billion ($1,153 million), a decrease of 5.6% year on year (8% decrease on a local currency basis). 73% of the Music segment's sales were generated by SMEI. 27% of sales were generated by SMEJ.

- SMEI's sales (on a U.S. dollar basis) increased 4%.
  - → Sales increased because an increase in demand for DVD software caused manufacturing sales to the Pictures and Game segments to rise.
  - → Partially offsetting the increase in sales was a decrease in album sales due to the continued contraction of the global music industry brought on by digital piracy and other factors.
  - → Best selling titles included Korn's *Untouchables*, Celine Dion's *A New Day Has Come*, Shakira's *Laundry Service* and the *Spider-Man* soundtrack.
- SMEJ's sales decreased 29%.
  - → Sales decreased because album sales declined due to the continued contraction of the music industry and because, compared with the previous year, album releases by major artists are concentrated in future quarters.
  - → Best selling titles included the *2002 FIFA World Cup Official Album*, Chitose Hajime's *Wadatsumi no ki*, and Chemistry's *Kimi wo sagashiteta.*

In terms of profitability, an operating loss of ¥10.3 billion ($86 million) was recorded compared with operating income of ¥4.4 billion in the first quarter of the previous year, a deterioration of ¥14.6 billion year on year.

- SMEI's operating loss (on a U.S. dollar basis) increased significantly.
  - → This was a result of a decline in album sales, costs incurred for the closure and consolidation of certain international distribution facilities and worldwide headcount reductions, and increased talent-related expenses.
  - → Partially offsetting the increased loss were the benefit of aggressive worldwide restructuring and cost reduction initiatives and increased profit from the rise in manufacturing sales mentioned above.
- SMEJ recorded an operating loss compared with operating income in the same quarter of the previous year.
  - → Profitability deteriorated due to the significant drop in sales and the fact that a gain on the sale of a studio facility was recorded in the same quarter of the previous year.

In June 2002, SMEI sold a majority of its 50% equity interest in The Columbia House Company ("CHC"). Cash of ¥17.8 billion ($150 million) and ¥8.0 billion ($67 million) of notes were received upon the closing. A gain of ¥1.3 billion ($11 million) was recorded on this sale in "gain on sales of securities investments, net" (in other income). SMEI now holds a 7.5% interest in CHC.

In early July, SMEI's joint venture publishing company, Sony/ATV Music Publishing LLC announced its agreement to purchase from Gaylord Entertainment Company the music publishing catalogue and real estate of Acuff-Rose, a music publishing business, for $157 million in cash. The closing of this transaction is expected in the second quarter of the current fiscal year subject to government approvals.

Pictures

(Billions of yen, millions of U.S. dollars)

	First quarter ended June 30			
	2001	2002	Change	2002
Sales and operating revenue	¥136.2	¥173.6	+ 27.5%	$1,459
Operating income (loss)	(2.7)	9.3	-	78

The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales were ¥173.6 billion ($1,459 million), an increase of 27.5% year on year (23% increase on a U.S dollar basis).

- The reasons for the increase in sales (on a U.S. dollar basis) were:
  - → The success of *Spider-Man*'s theatrical release.
    - ~ With a U.S. box office during the quarter of almost $400 million, *Spider-Man* became the fifth highest grossing film in U.S. history and the third film to reach such a threshold in its initial release.
    - ~ Worldwide box office for *Spider-Man* exceeded $675 million by the end of June 2002, making it the highest grossing film in SPE's history.
  - → The strong theatrical performance of *Panic Room.*
  - → The strength of DVD and VHS software sales including *Black Hawk Down*, *Ali*, *The Mothman Prophecies* and *Not Another Teen Movie*.
- The increase in sales was partially offset (on a U.S. dollar basis) by:
  - → License revenue from a *Wheel of Fortune* contract extension recognized in the previous year with no comparable amount recognized in the current year.
  - → Lower network television revenues as a result of consolidating the U.S. television business.

In terms of profitability, operating income of ¥9.3 billion ($78 million) was recorded compared with an operating loss of ¥2.7 billion in the first quarter of the previous year, an improvement of ¥12.0 billion year on year.

- The reason for the improvement in profitability (on a U.S. dollar basis) was:
  - → The strength of the theatrical sales and DVD/VHS software sales discussed above.
- Partially offsetting the improvement in profitability (on a U.S. dollar basis) were:
  - → Higher marketing expenses for unreleased films including *Men in Black II* and *Stuart Little 2*, which were released in July 2002, compared to the same quarter of the previous year.
  - → A provision with respect to income recorded from a financially impaired licensee of feature film and television product.
  - → The absence of the *Wheel of Fortune* license revenue recognized in the previous year.

In April 2002, SPE sold its entire equity interest in Telemundo. Cash proceeds of ¥88.4 billion* were received upon the closing and a gain of ¥66.5 billion* was recorded on this sale in "gain on sales of securities investments, net" (in other income).
(*The dollar amount of the cash proceeds and gain recorded on the sale of Telemundo were $679 million and $511 million, respectively.)

Financial Services

(Billions of yen, millions of U.S. dollars)

	First quarter ended June 30			
	2001	**2002**	Change	**2002**
Financial service revenue	¥126.6	**¥129.2**	+ 2.1%	**$1,085**
Operating income	9.6	**10.9**	+ 12.9	**91**

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial service revenue was ¥129.2 billion ($1,085 million), an increase of 2.1% year on year.

- Revenue at Sony Life Insurance Co., Ltd. ("Sony Life") remained unchanged as an increase in insurance revenue caused by an increase in insurance-in-force was offset by valuation losses from investment under separate account for variable life insurance and variable annuity products (reflecting the weak Japanese stock market). Valuation gains and losses from investment under separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.
- Revenue at Sony Assurance Inc. increased significantly due to an increase in insurance revenue brought about by an expansion of newly acquired insurance-in-force.
- Revenue at Sony Finance International, Inc. ("Sony Finance") remained unchanged.

Operating income was ¥10.9 billion ($91 million), an increase of ¥1.2 billion, or 12.9%, year on year.

- Operating income at Sony Life increased due to the increase in insurance revenue.
- Losses at Sony Assurance Inc. decreased due to the increase in insurance revenue.
- Income decreased slightly at Sony Finance as a result of an increase in operating expenses and a decrease in leasing and other revenue.
- Sony Bank, which began operations in June 2001, recorded a loss.

Other

(Billions of yen, millions of U.S. dollars)

	First quarter ended June 30			
	2001	**2002**	Change	**2002**
Sales and operating revenue	¥46.2	**¥55.0**	+ 19.1%	**$462**
Operating income (loss)	(4.3)	**(6.8)**	-	**(57)**

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥55.0 billion ($462 million), an increase of 19.1% year on year.

- As a result of the advertising agency business subsidiary in Japan undertaking the media buying for all Sony Group companies in Japan, sales at the subsidiary increased significantly.
- Sales of NACS related businesses, including Sony Communication Network Corporation ("SCN"), increased (see Note II on page 2).

In terms of profitability, an operating loss of ¥6.8 billion ($57 million) was recorded compared with an operating loss of ¥4.3 billion in the first quarter of the previous year, a deterioration of ¥2.5 billion year on year.

- Loss increased at a location-based entertainment business in the U.S. due to an impairment loss for certain long-lived assets.
- Loss increased at the advertising agency business subsidiary in Japan primarily because of early retirement expenses.
- Loss continued to be recorded at NACS related businesses in the aggregate, but SCN recorded operating income.

Cash Flow

(Billions of yen, millions of U.S. dollars)

	Three months ended June 30			
	2001	2002	Difference	2002
Cash flow				
- From operating activities	(¥189.2)	¥22.1	¥ + 211.3	$186
- From investing activities	(146.6)	(83.3)	+ 63.3	(700)
- From financing activities	270.3	(39.1)	- 309.3	(328)
Cash and cash equivalents as of June 30	542.5	561.0	+ 18.4	4,714

Cash provided by operating activities increased ¥211.3 billion to ¥22.1 billion ($186 million).

- While uses of cash including an increase in inventories, primarily in the Electronics business, occurred during the quarter, the recording of positive net income, depreciation and amortization and an increase in notes and accounts payable caused cash generated to exceed expenditures.
- An improvement in the profitability of the Electronics and Pictures businesses, a decrease in the size of the increase in inventories and the increase in notes and accounts payable contributed to the significant increase in cash provided by operating activities compared with the same quarter of the previous year.

Cash used in investing activities decreased ¥63.3 billion to ¥83.3 billion ($700 million).

- In the businesses other than Financial Services, Sony prioritized investments, primarily in the Electronics business, and realized cash proceeds of ¥110.5 billion ($928 million) from the sales of securities investments and collections of advances, including ¥88.4 billion* from the sale of equity in Telemundo and ¥17.8 billion ($150 million) from the sale of equity in CHC. (*The dollar amount of the cash proceeds recorded on the sale of Telemundo was $679 million.)
- In the Financial Services business, reflecting an increase in assets under management in the life insurance and banking businesses, investments and advances were ¥219.2 billion ($1,842 million), exceeding the ¥103.5 billion ($870 million) in sales and maturities of securities investments and collections of advances also recorded.

Cash used in financing activities was ¥39.1 billion ($328 million). ¥270.3 billion of cash was provided by financing activities in the same quarter of the previous year.

- Although cash was provided by an increase in deposits from customers in the banking business, cash was used during the quarter to pay down short-term borrowings.

Outlook for the Fiscal Year ending March 31, 2003

Regarding the forecast for the fiscal year ending March 31, 2003, we believe that the increasingly difficult operating environment (evidenced by the appreciation of the yen and lack of consumer confidence) will continue. Due to this belief, we have revised our April forecast for sales from ¥8,000 billion to ¥7,700 billion.

However, in regard to profit, there are several positive and negative factors that essentially offset each other, thereby resulting in no change in our forecast for operating income, income before income taxes and net income. On an overall basis, there will be a negative impact from the appreciation of the yen in all segments excluding Financial Services and Other. This will be offset to some extent by the fact that the first quarter performance was stronger than our April projections. The following other factors, when combined, are expected to account for the remaining offset:

- In the Electronics business:
  → Further improvement in profitability due to an increase in added value from an enhancement in the attractiveness of products and greater material cost reductions, and due to the continued promotion of business unit restructuring.
- In the Music business:
  → Greater pressure on profitability caused by the continued contraction of the global market for music.
- In the Pictures business:
  → An increase in profitability as a result of recent successful theatrical releases and projected subsequent sales of DVD software in the second half of the fiscal year.

		Change from previous year
Sales and operating revenue	¥7,700 billion	+ 2%
Operating income	280 billion	+ 108
Income before income taxes	310 billion	+ 234
Net income	150 billion	+ 880

Assumed exchange rates from the second quarter: approximately ¥115 to the dollar and ¥115 to the euro. (Exchange rates assumed in April: approximately ¥130 to the dollar and ¥115 to the euro.)

No change was made in capital expenditures and depreciation and amortization.

Capital expenditures (additions to fixed assets)	¥280 billion	- 14%
Depreciation and amortization*	350 billion	- 1
(Depreciation expenses for tangible assets)	(260 billion)	(- 13)

* Including amortization of intangible assets and amortization of deferred insurance acquisition costs

Cautionary Statement

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses); (iv) Sony's ability to implement successfully the restructuring initiatives in its Electronics, Music and Pictures businesses and its network strategy for its Electronics, Music and Pictures businesses; (v) Sony's ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments (particularly in the Electronics business); (vii) the success of Sony's joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo	New York	London
Takeshi Sudo	Yas Hasegawa/Chris Hohman	Hanako Muto/Vanessa Jubenot
+81-(0)3-5448-2180	+1-212-833-6820/5011	+44-(0)20-7426-8760/8606

Business Segment Information

(Millions of yen, millions of U.S. dollars)

Sales and operating revenue	Three months ended June 30 2001	2002	Change	2002
Electronics				
Customers	¥ 1,068,287	¥ **1,126,720**	+5.5%	$ **9,468**
Intersegment	151,745	**92,158**		**775**
Total	1,220,032	**1,218,878**	-0.1	**10,243**
Game				
Customers	150,890	**149,535**	-0.9	**1,257**
Intersegment	4,051	**3,644**		**30**
Total	154,941	**153,179**	-1.1	**1,287**
Music				
Customers	133,590	**121,830**	-8.8	**1,024**
Intersegment	11,718	**15,338**		**129**
Total	145,308	**137,168**	-5.6	**1,153**
Pictures				
Customers	136,168	**173,629**	+27.5	**1,459**
Intersegment	0	**0**		**0**
Total	136,168	**173,629**	+27.5	**1,459**
Financial Services				
Customers	119,600	**122,350**	+2.3	**1,028**
Intersegment	6,974	**6,819**		**57**
Total	126,574	**129,169**	+2.1	**1,085**
Other				
Customers	24,961	**27,742**	+11.1	**233**
Intersegment	21,201	**27,255**		**229**
Total	46,162	**54,997**	+19.1	**462**
Elimination	(195,689)	**(145,214)**	—	**(1,220)**
Consolidated total	¥ 1,633,496	¥ **1,721,806**	+5.4%	$ **14,469**

Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2001	2002	Change	2002
Electronics	¥ 1,479	¥ **49,126**	+3,221.6%	$ **413**
Game	(3,127)	**2,573**	—	**21**
Music	4,391	**(10,252)**	—	**(86)**
Pictures	(2,710)	**9,266**	—	**78**
Financial Services	9,622	**10,866**	+12.9	**91**
Other	(4,347)	**(6,822)**	—	**(57)**
Total	5,308	**54,757**	+931.6	**460**
Corporate and elimination	(2,305)	**(2,887)**	—	**(24)**
Consolidated total	¥ 3,003	¥ **51,870**	+1,627.3%	$ **436**

Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration. Results in the first quarter of the previous year have been reclassified to conform to the presentation for the current quarter. For detailed information on these changes, refer to Note II of "Consolidated Results for the First Quarter" on page 2.

Electronics Sales and Operating Revenue to Customers by Product Category

(Millions of yen, millions of U.S. dollars)

Sales and operating revenue	Three months ended June 30 2001	2002	Change	2002
Audio	¥ 169,842	¥ 161,480	-4.9%	$ 1,357
Video	199,956	211,364	+5.7	1,776
Televisions	152,469	194,698	+27.7	1,636
Information and Communications	263,993	251,589	-4.7	2,114
Semiconductors	52,254	48,354	-7.5	406
Components	121,782	128,999	+5.9	1,084
Other	107,991	130,236	+20.6	1,095
Total	¥ 1,068,287	¥ 1,126,720	+5.5%	$ 9,468

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-1. The Electronics business is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2002, Sony has partly realigned its product category configuration in the Electronics business.
In accordance with this change, results in the first quarter of the previous year have been reclassified to conform to the presentations for the current quarter. For detailed information on these changes, refer to Note II of "Consolidated Results for the First Quarter" on page 2. Sales of mobile phones are no longer recorded in the "Information and Communications" category as of the third quarter ended December 31, 2001. From the third quarter of the previous year, sales of mobile phones manufactured for Sony Ericsson Mobile Communications, AB are recorded in the "Other" product category.

Geographic Segment Information

(Millions of yen, millions of U.S. dollars)

Sales and operating revenue	Three months ended June 30 2001	2002	Change	2002
Japan	¥ 532,757	¥ 503,134	-5.6%	$ 4,228
United States	502,674	558,214	+11.0	4,691
Europe	310,577	345,727	+11.3	2,905
Other Areas	287,488	314,731	+9.5	2,645
Total	¥ 1,633,496	¥ 1,721,806	+5.4%	$ 14,469

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended June 30			
	2001	2002	Change	2002
Sales and operating revenue:			%	
Net sales	¥ 1,506,392	¥ 1,589,158		$ 13,354
Financial service revenue	119,600	122,350		1,028
Other operating revenue	7,504	10,298		87
	1,633,496	1,721,806	+5.4	14,469
Costs and expenses:				
Cost of sales	1,112,656	1,136,249		9,548
Selling, general and administrative	407,859	422,203		3,548
Financial service expenses	109,978	111,484		937
	1,630,493	1,669,936		14,033
Operating income	3,003	51,870	+1,627.3	436
Other income:				
Interest and dividends	4,101	3,938		33
Royalty income	5,176	5,289		44
Foreign exchange gain, net	—	5,678		48
Gain on sales of securities investments, net	—	68,366		575
Other	12,993	6,987		58
	22,270	90,258		758
Other expenses:				
Interest	12,082	6,830		57
Loss on devaluation of securities investments	8,803	11,524		97
Foreign exchange loss, net	4,623	—		—
Other	14,092	7,131		60
	39,600	25,485		214
Income (loss) before income taxes	(14,327)	116,643	—	980
Income taxes	20,267	53,633		451
Income (loss) before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	(34,594)	63,010		529
Minority interest in income (loss) of consolidated subsidiaries	(3,214)	(2,607)		(23)
Equity in net losses of affiliated companies	4,676	8,436		71
Income (loss) before cumulative effect of accounting changes	(36,056)	57,181	—	481
Cumulative effect of accounting changes (2001:Net of income taxes of ¥2,975 million)	5,978	—		—
Net income (loss)	¥ (30,078)	¥ 57,181	—	$ 481
Per share data				
Common stock				
Income (loss) before cumulative effect of accounting changes				
— Basic	¥ (39.26)	¥ 62.23	—	$ 0.52
— Diluted	(39.26)	57.90	—	0.49
Net income (loss)				
— Basic	¥ (32.75)	¥ 62.23	—	$ 0.52
— Diluted	(32.75)	57.90	—	0.49
Subsidiary tracking stock				
Net income (loss)				
— Basic	¥ (0.26)	¥ 7.30	—	$ 0.06

Consolidated Balance Sheets (Unaudited)

(Millions of yen, millions of U.S. dollars)

ASSETS	June 30 2001	March 31 2002	June 30 2002	June 30 2002
Current assets:				
Cash and cash equivalents	¥ 542,528	¥ 683,800	¥ 560,977	$ 4,714
Time deposits	4,290	5,176	6,997	59
Marketable securities	125,045	162,147	169,060	1,421
Notes and accounts receivable, trade	1,275,148	1,363,652	1,269,328	10,667
Allowance for doubtful accounts and sales returns	(107,640)	(120,826)	(106,419)	(894)
Inventories	1,115,398	673,437	769,100	6,463
Deferred income taxes	145,305	134,299	135,657	1,140
Prepaid expenses and other current assets	428,095	435,527	472,253	3,967
Total current assets	3,528,169	3,337,212	3,276,953	27,537
Film costs	318,094	313,054	292,944	2,462
Investments and advances				
Affiliated companies	108,517	131,068	92,682	779
Securities investments and other	1,345,752	1,566,739	1,646,357	13,835
	1,454,269	1,697,807	1,739,039	14,614
Property, plant and equipment				
Land	185,449	195,292	192,294	1,616
Buildings	841,549	891,436	866,642	7,283
Machinery and equipment	2,141,340	2,216,347	2,129,989	17,899
Construction in progress	136,105	66,825	55,034	462
Less – Accumulated depreciation	(1,869,398)	(1,958,234)	(1,895,679)	(15,930)
	1,435,045	1,411,666	1,348,280	11,330
Other assets:				
Intangibles, net	218,961	245,639	241,145	2,026
Goodwill, net	305,886	317,240	296,446	2,491
Deferred insurance acquisition costs	279,276	308,204	314,775	2,645
Other	437,949	554,973	548,373	4,609
	1,242,072	1,426,056	1,400,739	11,771
	¥ 7,977,649	¥ 8,185,795	¥ 8,057,955	$ 67,714
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	¥ 475,796	¥ 113,277	¥ 49,318	$ 414
Current portion of long-term debt	143,966	240,786	217,068	1,824
Notes and accounts payable, trade	920,070	767,625	813,935	6,840
Accounts payable, other and accrued expenses	708,766	869,533	770,370	6,474
Accrued income and other taxes	75,278	105,470	74,106	623
Deposits from customers in the banking business	3,673	106,472	144,861	1,217
Other	426,748	355,333	367,242	3,086
Total current liabilities	2,754,297	2,558,496	2,436,900	20,478
Long-term liabilities:				
Long-term debt	822,009	838,617	830,097	6,976
Accrued pension and severance costs	223,643	299,089	303,986	2,555
Deferred income taxes	176,686	159,573	171,109	1,438
Future insurance policy benefits and other	1,438,189	1,680,418	1,738,362	14,608
Other	251,588	255,824	242,692	2,038
	2,912,115	3,233,521	3,286,246	27,615
Minority interest in consolidated subsidiaries	24,594	23,368	22,437	189
Stockholders' equity:				
Capital stock	475,974	476,106	476,131	4,001
Additional paid-in capital	968,091	968,223	968,261	8,137
Retained earnings	1,186,968	1,209,262	1,266,441	10,642
Accumulated other comprehensive income	(336,960)	(275,593)	(390,835)	(3,284)
Treasury stock, at cost	(7,430)	(7,588)	(7,626)	(64)
	2,286,643	2,370,410	2,312,372	19,432
	¥ 7,977,649	¥ 8,185,795	¥ 8,057,955	$ 67,714

Consolidated Statements of Cash Flows (Unaudited)

	(Millions of yen, millions of U.S. dollars)		
	Three months ended June 30		
	2001	2002	2002
Cash flows from operating activities:			
Net income (loss)	¥ (30,078)	¥ 57,181	$ 481
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization, including amortization of deferred insurance acquisition costs	80,045	83,318	700
Amortization of film costs	54,655	62,740	527
Accrual for pension and severance costs, less payments	2,963	7,408	62
Gain or loss on sale, disposal or impairment of long-lived assets, net	(859)	5,383	45
Gain on sales of securities investments, net	—	(68,366)	(575)
Deferred income taxes	(4,108)	20,881	175
Equity in net losses of affiliated companies, net of dividends	4,676	8,537	72
Cumulative effect of accounting changes	(5,978)	—	—
Changes in assets and liabilities:			
Decrease in notes and accounts receivable - trade	125,880	5,410	45
Increase in inventories	(172,787)	(120,380)	(1,012)
Increase in film costs	(73,014)	(75,602)	(635)
Increase (decrease) in notes and accounts payable - trade	(6,234)	60,400	508
Decrease in accrued income and other taxes	(71,372)	(33,592)	(282)
Increase in future insurance policy benefits and other	72,176	57,944	487
Increase in deferred insurance acquisition costs	(17,708)	(16,353)	(137)
Changes in other current assets and liabilities, net	(115,692)	(68,003)	(571)
Other	(31,753)	35,195	296
Net cash provided by (used in) operating activities	(189,188)	22,101	186
Cash flows from investing activities:			
Payments for purchases of fixed assets	(80,319)	(67,776)	(570)
Proceeds from sales of fixed assets	14,989	2,201	18
Payments for investments and advances by financial service business	(113,400)	(219,192)	(1,842)
Payments for investments and advances (other than financial service business)	(22,396)	(10,390)	(87)
Proceeds from sales and maturities of securities investments and collections of advances by financial service business	40,719	103,520	870
Proceeds from sales of securities investments and collections of advances (other than financial service business)	8,059	110,481	928
Payments for purchases of marketable securities	(416)	(17)	(0)
Proceeds from sales of marketable securities	4,425	202	2
(Increase) decrease in time deposits	1,723	(2,316)	(19)
Net cash used in investing activities	(146,616)	(83,287)	(700)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	1,119	6,751	57
Payments of long-term debt	(26,963)	(9,574)	(80)
Increase (decrease) in short-term borrowings	286,255	(57,216)	(481)
Increase in deposits from customers in the banking business	3,673	38,389	323
Proceeds from issuance of subsidiary tracking stock	9,529	—	—
Dividends paid	(11,514)	(11,521)	(97)
Other	8,152	(5,883)	(50)
Net cash provided by (used in) financing activities	270,251	(39,054)	(328)
Effect of exchange rate changes on cash and cash equivalents	836	(22,583)	(190)
Net decrease in cash and cash equivalents	(64,717)	(122,823)	(1,032)
Cash and cash equivalents at beginning of the first quarter	607,245	683,800	5,746
Cash and cash equivalents at end of the first quarter	¥ 542,528	¥ 560,977	$ 4,714

(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥119 = U.S.$1, the approximate Tokyo foreign exchange market rate as of June 28, 2002.

2. As of June 30, 2002, Sony had 1,063 consolidated subsidiaries. It has applied the equity accounting method in respect to its 83 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's Common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders' economic interest in the targeted subsidiary's earnings available for dividends. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.

   Weighted-average shares used for computation of earnings per share of Common stock are as follows. The dilutive effect mainly resulted from convertible bonds. In accordance with FAS No.128, the computation of diluted net income per share for the three months ended June 30, 2001 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of the assumed conversion of convertible bonds in diluted net income.

Weighted-average shares	(Thousands of shares)	
	Three months ended June 30	
	2001	2002
Income (loss) before cumulative effect of accounting changes and net income (loss)		
— Basic	918,415	918,517
— Diluted	918,415	997,579

   Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months ended June 30, 2001 and 2002 are 3,072 thousand shares. There were no potentially dilutive securities for the subsidiary tracking stock outstanding at June 30, 2001 and 2002.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months ended June 30, 2001 and 2002 were as follows;

	(Millions of yen, millions of U.S. dollars)		
	Three months ended June 30		
	2001	2002	2002
Net income (loss)	¥ (30,078)	¥ 57,181	$ 481
Other comprehensive income (loss)	(8,393)	(115,242)	(969)
Unrealized gains (losses) on securities	(8,066)	5,994	50
Unrealized gains on derivative instruments	1,450	289	2
Foreign currency translation adjustments	(1,777)	(121,525)	(1,021)
Comprehensive income (loss)	¥ (38,471)	¥ (58,061)	$ (488)

5. On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133". As a result of the adoption of the new standard, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income.

6. Adoption of New Accounting Standards

Impairment or Disposal of Long-Lived Assets

On April 1, 2002, Sony adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of this statement did not have an impact on Sony's results of operations and financial position.

FAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections"

In April 2002, the Financial Accounting Standards Board issued FAS No. 145. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to the beginning of the fiscal year. The adoption of this statement did not have an impact on Sony's results of operations and financial position.

Other Consolidated Financial Data

(Millions of yen, millions of U.S. dollars)

	Three months ended June 30			
	2001	**2002**	Change	**2002**
Capital expenditures (additions to fixed assets)	¥ 86,094	¥ 60,672	-29.5%	$ 510
Depreciation and amortization expenses*	80,045	83,318	+4.1	700
(Depreciation expenses for tangible assets)	(65,540)	(67,051)	(+2.3)	(563)
R&D expenses	103,150	97,895	-5.1	823

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

SONY

Annual Report 2002

year ended March 31, 2002

Financial Highlights

Sony Corporation and Consolidated Subsidiaries
Year ended March 31

	Yen in millions except per share amounts and number of employees		Percent change	Dollars in millions except per share amounts
	2001	2002	2002/2001	2002
FOR THE YEAR				
Sales and operating revenue	¥7,314,824	¥7,578,258	+3.6%	$56,979
Operating income	225,346	134,631	−40.3	1,012
Income before income taxes	265,868	92,775	−65.1	698
Income before cumulative effect of accounting changes	121,227	9,332	−92.3	70
Net income	16,754	15,310	−8.6	115
Per share data:				
Income before cumulative effect of accounting changes				
—Basic	¥ 132.64	¥ 10.21	−92.3%	$ 0.08
—Diluted	124.36	10.18	−91.8	0.08
Net income				
—Basic	18.33	16.72	−8.8	0.13
—Diluted	19.28	16.67	−13.5	0.13
Cash dividends	25.00	25.00		0.19
AT YEAR-END				
Stockholders' equity	¥2,315,453	¥2,370,410	+2.4%	$17,823
Total assets	7,827,966	8,185,795	+4.6	61,547
Number of employees	181,800	168,000		

Notes: 1. *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign* exchange market rate as of March 29, 2002.

2. Cash dividends per share of common stock for the year ended March 31, 2002 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.

3. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142 "Goodwill and Other Intangible Assets." Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion ($142 million).

4. On April 1, 2001, Sony adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB statement No. 133." As a result, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion ($23 million), ¥3.4 billion ($26 million) and ¥2.2 billion ($16 million), respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an *after-tax gain of ¥6.0 billion ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.*

5. In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films." Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.

6. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time non-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of "Net income" for a change in an accounting principle.

Contents

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this annual report with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as "believe", "expect", "plans", "strategy", "prospects", "forecast", "estimate", "project", "anticipate", "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) general economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are dominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses), (iv) Sony's ability to implement successfully the restructuring of its Electronics business and its network strategy for its Electronics business; (v) Sony's ability to compete and develop and implement successful sales and distribution strategies in light of internet and other technological developments in its Music and Pictures businesses; (vi) Sony's continued ability to devote sufficient resources to research and development and capital expenditures; (vii) the success of Sony's joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of the terrorist attacks of September 11, 2001 and any future events with material unforeseen impacts.

To Our Shareholders

Review of Performance in the Year Ended March 2002 (Fiscal Year 2001)

The business environment during Fiscal Year 2001 was an especially challenging one, with the collapse of the IT bubble and the impact of the terrorist attacks in the U.S. causing the world economy to stagnate. Sony had no choice but to revise downward, twice, the performance forecast we made at the beginning of the year.

Despite the severe operating climate, consolidated sales increased 3.6% compared with the previous year, mostly attributable to the depreciation of the yen and a large increase in sales of the Game segment. On the other hand, operating income of the Group as a whole decreased 40.3% year on year, with the Electronics segment experiencing a significant drop in income despite an increase in Game segment income.

In terms of restructuring, we were able to achieve a year ahead of schedule the headcount and manufacturing facility reduction targets we announced at our Corporate Strategy Meeting in March 1999.

Furthermore, in October 2001 we established a joint venture with Ericsson of Sweden for our mobile phone handset business, and we announced our decision to take Aiwa Co., Ltd. private in October 2002. These and other actions made the 2001 Fiscal Year a year in which we responded to many concerns raised by shareholders and investors.

Sony Group's Management Strategy

Sony is working to build an environment in which individuals can enjoy their favorite content and services whenever and wherever they want, by 2005, the year in which we believe the broadband network era will achieve critical mass.

To make this new world a reality, we have positioned three business domains – Electronics, Game, and Content – as core sectors that will form the nucleus of business at Sony Group, and we have concentrated management resources in these areas.

In anticipation of the broadband network era, each core sector with its own mission, will enhance Sony's competitiveness by increasing both economic value and brand value. Aiming to make our Electronics business number one in the field of network consumer electronics, we will introduce hardware products that are especially attractive at home and on the move. In the Game business, we will further develop our PlayStation business and create a broadband computer entertainment industry that transcends the existing game industry framework. In our Content business, we will create high-quality entertainment content, not only in Hollywood, but also in other regions and distribute them globally.



Nobuyuki Idei
Chairman and Chief Executive Officer

Kunitake Ando
President and Chief Operating Officer

In addition to augmenting the competitiveness of each core sector, we will advance the formulation of a new business model for the broadband era. In order to build a close cooperative relationship between the Electronics, Game and Content sectors, and to create a platform for this cooperation to expand, in April 2002, we established the Network Application and Content Service Sector (NACS). NACS is designed to act as a catalyst between the technology-centered hardware side of our business and the content side of our business, while deploying its own service business over the network.

In order to realize an attractive and at the same time open broadband environment in a rapid manner, we will continue to pursue soft alliances with willing companies that share our vision.

Sony is a unique company operating a variety of businesses within the Group. By capitalizing on this business structure and by having businesses cooperate with each other, we aim to become the leading Media and Technology Company in the broadband era.

April 25, 2002

Nobuyuki Idei
Chairman and Chief Executive Officer

Kunitake Ando
President and Chief Operating Officer

For more information regarding Sony's strategy in the broadband network era, see Message from Top Management, beginning on the next page. Thanks to the Internet, we are also now able to convey our message directly to all shareholders and investors around the world. Simply by accessing the URL below, you can listen to the message over the web.

URL: http://www.sony.co.jp/en/SonyInfo/IR/corp/mm/

Message from Top Management

URL: http://www.sony.co.jp/en/SonyInfo/IR/corp/mm/

In this section, five executives and members of the Board of Directors of Sony discuss Sony's broadband network strategy. Discussion participants were Nobuyuki Idei, Chairman and CEO, Kunitake Ando, President and COO, Teruhisa Tokunaka, Executive Deputy President and CFO, Ken Kutaragi, President and CEO of Sony Computer Entertainment Inc., and Howard Stringer, Chairman and CEO of Sony Corporation of America.

Reflecting Back on the Fiscal Year Ended March 31, 2002

Question: What did Sony do in Fiscal Year 2001 (the year ended March 31, 2002)?



Idei CEO Fiscal Year 2001 was tumultuous. In the first half, we witnessed an abrupt slowdown in the telecommunications and IT industries in the U.S. Under such circumstances, component and semiconductor manufacturers worldwide were negatively affected. This influence worsened at a time when it was apparent that we were in a global recession and economies were dealt a further blow by the events of September 11.

Confronted by these circumstances, we implemented restructuring initiatives. We targeted not only our Electronics business, but also the Music and Pictures businesses in an effort to enhance our management structure. Especially after September 11, the Group reached a consensus to accelerate restructuring activities, and we were able to take decisive action.

Furthermore, we took steps to deal with issues raised by analysts and shareholders such as Aiwa Corporation's large losses, losses from our mobile phone business, justification for investment in semiconductors, and negative cash flow.

Question: Would you explain why you joined forces with Ericsson in Fiscal Year 2001 to create a new framework for Sony's mobile phone business?

Ando COO We have always viewed mobile phones as an integral element of Sony's network strategy. In order to catch up, we pooled resources with a



European company, Ericsson, to form Sony Ericsson Mobile Communications (SEMC) in October 2001. As one of the originators of GSM, a transmission standard, Ericsson is known as a company with a high level of vanguard technology and is the best in the world when it comes to the technology used for mobile communication base stations. Sony's strength lies in its ability to create new products, particularly in the crucial product-planning and design stages. By uniting this strength with Ericsson's excellent telecommunications technology and ability to set standards, SEMC is seeking to become a global market leader in mobile phones.

Question: **Mr. Tokunaka, would you summarize Sony's operating results in Fiscal Year 2001?**

Tokunaka CFO Consolidated net sales reached an all-time high. Strong growth in the Game business more than offset weakness in our Electronics business that resulted from adverse market conditions. These same market forces caused operating income to fall by about 90 billion yen. But our cash flow improved considerably. We posted positive net cash flow, excluding Financial Services, for the first time in three years. Our efforts to reduce inventory and our highly selective approach to new investments raised cash flow in the Electronics business. Our entertainment businesses also contributed to cash flow.



By business segment, operating income was down sharply in Electronics, with a loss of 8.2 billion yen. The primary causes were weakness in semiconductors and components, and quality issues with mobile phones. Another factor was the approximately 85 billion yen in expenses for our aggressive structural reform program. Sony-branded products performed well relative to the difficult market conditions, with income falling only slightly.

PlayStation 2 (PS2) entered into the harvest stage as sales of the platform grew, and we recorded profit with approximately 83 billion yen in operating income in the Game business. In the Music business, operating income was largely unchanged despite the shrinking of the market due to the negative effect of unauthorized copying on sales industry-wide. Various restructuring measures we began enacting in Fiscal Year 2000 were responsible.

In the Pictures business, structural reforms were the main theme, particularly for the production of TV programs. Largely due to the striking growth in the DVD market, we were able to raise operating income in this segment more than seven-fold.

In the Financial Services business, an increase in policyholders led to higher life insurance income. Losses in the non-life insurance business decreased as we expanded the policyholder base in what was the second year of operations. This segment also includes Sony Bank, which began operations in June 2001.

Management Strategy for the Broadband Era

Question: Mr. Idei, would you explain how Sony views the upcoming broadband era and in what ways this perception is shaping management policies?

Idei CEO Television, radio, newspapers, and magazines are media that have been around for a long time. Over the past five to seven years, the Internet and mobile phones, for example, have grown remarkably in value as media. The next five years promise more developments. As both media transmission speeds and bandwidth increase, people will be able to distribute data volumes on par with those of high-definition TVs, over hundreds of channels. In other words, I think we can view the advent of the true broadband era as a time when high-speed and large-bandwidth media will be added to the range of existing media.

I think broadband will take hold in Japan and South Korea over the next three years and it will spread quickly in geographically smaller regions and countries like Hong Kong and Singapore. For Sony, this spells new opportunities for broadband related businesses in terms of both hardware and software, and I believe that these businesses will become a full-fledged business unit.



In the broadband era, people will be able to freely view and exchange high-resolution and high-quality content using mobile phones and other wireless devices. In order to protect copyright of content creators and content holders, it is essential that content and hardware providers cooperate to develop technology and systems that will permit the distribution of this content.

This is a highly attractive opportunity for Sony as a supplier of electronic products and of content, such as games, music and movies. Some time ago, we began holding meetings between the content and technology sides of our organization. I am very pleased at how well this has been working.

We also recognize that the broadband era requires more resources than the Sony Group alone has. This is why we began several years ago to promote "soft alliances" with partners sharing the same vision. Many companies have expressed an interest in these soft alliances. I believe that this kind of cooperation with partners having outstanding technology, content, telecommunication networks and other key resources is essential.

Question: Maintaining close ties between hardware and content, Sony's two core sectors, will be critical as the broadband era unfolds. What specific steps are you taking to achieve the necessary level of cooperation?

Idei CEO Content companies must keep up with technological advances at hardware companies. When technology changes, cooperation between hardware and content is vital. I compare this cooperation to the sound you hear when you clap your hands. You do not make noise just from your left hand. Nor do you make noise just from your right hand. The broadband era is similar to the relationship of two hands clapping. One does not create value only from hardware, nor does one create value only from content. Value is created from the cooperation of both. One must also understand the values of both.



To provide a platform for expanding Sony's hardware and content businesses, we formed the Network Application and Content Service Sector (NACS) in April 2002. The president of NACS is Masayuki Nozoe, an executive who spent approximately four years in Los Angeles at Sony Pictures Entertainment. By using his experience in our hardware business and in Hollywood, I look forward to NACS's ability to play the role of hardware and content convergence catalyst and/or the supplier of services over the network. NACS is a unique kind of organization that can only exist at a company like Sony, which has both hardware and content.

Question: **You have just mentioned the importance of alliances with other companies in the broadband era. Would you elaborate?**

Idei CEO The opposite of soft alliances is hard alliances, which include mergers and acquisitions. Since purchasing the Music and Pictures businesses, more than ten years have passed, and we have experienced many cultural differences between hardware manufacturing and content businesses.

This experience has taught us that in certain areas where hard alliances would have taken ten years to succeed, soft alliances can be created more easily. Another advantage of soft alliances is the ability to form partnerships with many different companies. We aim to provide an open and easy-to-access environment where anybody can participate and we are willing to cooperate with companies that share our vision. Soft alliances offer many possibilities.

Question: **What will Sony's public image be in the broadband era?**

Idei CEO Three words define our image. The first is "global". One of Sony's greatest attributes is the ability to view and conduct business on a worldwide scale. We have employees performing various tasks in almost every country of the world. Very few companies are like us.

The second key word is "media". In essence, Sony is a media company. In the past, our "It's a Sony" slogan stressed our identity as a manufacturer. Now, our hardware can be considered a medium of its own, through which new content including not only music and movies, but also games, will be disseminated.

The third word is "technology". Management is often called a confluence of art and science. Technology is the science side of this equation, and Sony is a company that utilizes its technology not only in its products but also in management.

These three key words collectively describe Sony's distinctive corporate culture. As these characteristics become further integrated, new business opportunities will present themselves and Sony will become a 21st century manufacturer – a manufacturer built on knowledge – and new corporate value will emerge. I firmly believe that our primary mission as the leaders of Sony is to mold the Group into this kind of enterprise.

Sony's Strategy for the Electronics Business

Question: Would you outline the major management themes for the fiscal year ending March 2003?

Ando COO Above all, we must restore profitability. We will continue moving at full speed to restructure our operations. We expect a significant improvement in terms of operating income in Fiscal Year 2002 even if only as a result of the benefit gained from the restructuring of our OEM business, including computer peripherals and components, and of Aiwa, as well as an improvement in the profitability of our mobile phone business. One more central goal for management is making Sony number one in network electronics. We have been laying the groundwork for quite some time and, in 2002, a number of highly competitive products will join our lineup.

Question: Sony has strategies to both enhance its competitiveness and drive growth in its Electronics business. Please tell us about strategies to become more competitive.

Ando COO Our strategy to enhance competitiveness centers on structural reforms. At the beginning of Fiscal Year 2001, we created EMCS (Engineering Manufacturing and Customer Services) in Japan in order to fundamentally alter our approach to manufacturing. EMCS combined many factories into one platform offering flexible and efficient processes covering procurement to manufacturing. During Fiscal Year 2001, EMCS produced benefits of enormous magnitude, one of which was a substantial reduction in inventories. Going forward, we plan to make EMCS global and seamless so as to become even more competitive.



Sony has both traditional highly competitive products and new, network-compatible digital products. Going forward, we will concentrate exclusively on products that can play a part in our growth strategy. At the same time, we will conduct an exhaustive efficiency drive in Fiscal Year 2002 extending all the way to sales activities and the head office. Sales activities will no longer be divided simply along national boundaries. Instead, we will stress worldwide cooperation in sales. Our plan is to boost efficiency by closely interlinking sales organizations in six regions: Japan, the U.S., Europe, Latin America, East Asia including China, and other regions of Asia.

Question: What are the most important points about Sony's growth strategy?

Ando COO The success of our growth strategy depends above all on accelerating our network strategy. Sony sells four network gateway products: TVs, PCs, mobile devices such as mobile phones, and PS2. We supply many other electronics products that connect to these gateways. This is Sony's strength, and it is essential to take a comprehensive approach to all these products so that we can devise methods to add still more value.

Hardware does not add value on its own. We must ensure that the value of the whole is raised by the semiconductors, LCDs (liquid crystal displays) and other unique devices and surface mounting technology that are used in each hardware product.

In terms of our device strategy, people outside of Sony sometimes ask whether the fact that we do not manufacture LCDs and PDPs for TV use in-house is a weakness. However, we have a plan to ensure a reliable, long-term supply of these two display panels.

Idei CEO In regards to flat panel displays, I believe that Sony needs to develop a technology that is unquestionably superior to CRT (cathode ray tube) televisions, is of high quality and is able to produce light on its own. Not having PDP and LCD production capabilities is a strength of Sony and is the reason why we did not invest in them.

Ando COO Some people wonder what we believe will be the eventual replacement for our Trinitron color TVs. We are exploring formats that produce light internally rather than generating images by reflecting light. From an environmental standpoint, low power consumption is essential for any new display. Another desirable quality is flexibility, so the display can be easily carried from one place to another. Having identified these key characteristics, we are currently deliberating on how to proceed. All in all, we are making steady headway and I believe that Sony is fully capable of bringing to market a display that will be highly competitive.

In the upcoming broadband era, companies must offer products, content and applications that customers really want. Another vital point is making customer-centric, ubiquitous networking environments, where people can connect at any time and place. Our network strategy enables people to connect their Sony products any place in the world, and to provide content and services users desire.

Question: **In what ways will the Electronics business be developed in concert with Content and Service businesses?**

Ando COO Our network strategy calls for us to become a global media and technology company. We must link our powerful hardware lineup with our equally powerful collection of content and build a new structure that can increase profitability.

In the case of VAIO, we created a business model that embraced content and services from the outset. For example, VAIO is a gateway to easily send images from a digital still camera or camcorder over the Internet. Our global ImageStation Website provides an environment where people can store and access content from anywhere in the world. We are now preparing to deploy Internet businesses, such as online games, which are a combination of hardware and services.



Regarding services, we spent considerable effort this past year in bolstering our network infrastructure. One concrete result is a contact-free IC card named FeliCa, which is used in Suica®, now being used by East Japan Railway Company. This same technology is also suited to settlements of distribution-related network transactions and many other applications. In April 2002, Sony Finance International started the My Sony Card business, which uses a settlement service called eLIO. This card can also function as a settlement, debit or prepaid service card. Through the My Sony Card, we are nearing the time when customers can gain unrestricted access to services and content over a network.

Game Business Strategy

Question: **To start with, would you give us your thoughts on the performance of the Game business in the year ended March 31, 2002?**

Kutaragi CEO, SCE



During the year under review, the PlayStation 2 (PS2) business finally entered a harvest stage with sales topping the 1 trillion yen mark for the first time ever and operating income reaching approximately 83 billion yen.

This performance can be attributed to the positive growth cycle generated by the release of a steady stream of captivating software in Japan, the U.S. and Europe, which in turn, propelled sales of the PS2 console even higher in the console's second year on the market. The backward compatibility of PlayStation (PS) software on the PS2 platform fueled strong growth in sales of PS software as well. Our success in reducing production costs has enabled PS2 hardware to become profitable in the latter half of the year under review, which has contributed to an overall increase in profit.

Question: **What is the outlook for the Game business in Fiscal Year 2002 (the year ending March 31, 2003)?**

Kutaragi CEO, SCE

Cumulative PS shipments are approximately 90 million units worldwide. And compared to PS, PS2 consoles are growing at more than twice the speed of the original PS following its launch. In May of this year, cumulative shipments exceeded 30 million units and have continued to be strong. In Fiscal Year 2002, we expect to see many new software title releases which will contribute to the penetration of the PS2. Due to the introduction of broadband network connections, we are also expecting expansion of entertainment content and services beginning with online games.

Question: **The semiconductors at the heart of the PS2 console are not purchased from external sources but are produced in-house, at semiconductor facilities invested in by Sony. Why is this so and what are the benefits to Sony?**

Kutaragi CEO, SCE

Semiconductors account for a significant share of the manufacturing cost of game consoles. If we had purchased key semiconductors for PS2 from an external supplier, we would have allowed a lot of value to escape. Put another way, by producing semiconductors in-house, we can capture a considerable amount of value within our organization. With the home computer entertainment market growing at a scale of 20 million units annually, using leading-edge semiconductors, it is now possible to achieve high investment benefits with semiconductor production. Sony Computer Entertainment's investment of a cumulative approximate 250 billion yen in semiconductor-related production

facilities is maintaining leading-edge semiconductor technological capabilities and manufacturing efficiencies. This investment also makes possible chip integration, further cost reduction initiatives and active development towards the broadband network.

Question: Can you tell us about your broadband network strategy for PS2 and where its strengths lie?

Kutaragi CEO, SCE The television programs, movies, and games that we enjoy at home are distributed through media such as broadcasts and DVD-ROM. Going forward, when always-on broadband networks expand, content and services will be provided via the network medium. In this environment, home entertainment options will expand dramatically, going beyond simply enjoying videos to enjoying music and games along with many other people via networks, combining broadcasting and networking, and communicating over phones with images instead of just voice.



I believe that, in such an environment, home-use game machines that are easy to use and always connected to televisions around the world will serve as computers that have various broadband network capabilities. And this will make such game machines the dominant network platform. In this respect, I expect that PS2 can greatly contribute to the expansion of the market, having already shipped more than 30 million units worldwide and having a vast library of game content.

Question: Tell us about the next-generation semiconductor that you are developing in partnership with IBM and Toshiba. What do you hope to achieve?

Kutaragi CEO, SCE Size (bandwidth) and speed (bit rate) are not the only issues which must be resolved when we send and receive data over the network, including the TV programs and games we enjoy everyday.

Computers called servers and routers are used to send data back and forth across networks. But the ability of these devices to handle this information is restricted by the specifications of their processors and architecture. There is little difference between the processors used in today's servers and routers and those in home PCs. These processors definitely lack the ability to accommodate moving images and other bulky data required to allow many users at once to enjoy games, movies, and other forms of broadband content.

Solving these issues fundamentally, and giving life to a true broadband network, will require high-performance processors of a different breed than before. These devices will be based on a completely new approach and architecture. In line with this thinking, the Sony Group, including SCE, is jointly studying, with IBM and Toshiba, ways to create systems built around next-generation processors and broadband networks.

Question: Finally, where is the Game business positioned and how are you enhancing cooperation with other business segments in the Sony Group?

Kutaragi CEO, SCE Recently, the game industry has experienced the launch of many new platforms from other companies. Not only does this result in fiercer competition but it leads to the adoption of new innovative technologies with the appearance of new software and to market stimulation with additional capital invested. This results in further market expansion. Accordingly, Sony Group's content and services will have more business opportunities, and we should be creating and suggesting various ways to add value. One way is by connecting consoles through the network to Sony electronics products with leading-edge technologies. Another way is to share key components and manufacturing platforms.

Looking forward, we believe that Sony Computer Entertainment will continue to play a vital role as a growth engine for the Sony Group. Also, as a member of the Sony Group, we will continue to provide ideas that our users will truly enjoy.

Entertainment Business Strategy

Question: This past year was pivotal for Sony's entertainment companies. What made it successful, and how have efforts begun during the year positioned Sony's entertainment companies for the future?

Stringer CEO, SCA



Sony's entertainment companies were able to achieve a strong financial performance this year, in spite of a difficult economy. This was accomplished through the success of our motion picture, television and music product, the implementation of a broad restructuring program, and the aggressive pursuit of new growth opportunities.

We achieved favorable results in Motion Pictures, through both the year's theatrical and DVD releases – taking advantage of the strength of our recent titles and the dramatic growth of the DVD market. Similarly, Sony Music released numerous global multi-million selling albums, from artists including Destiny's Child, Shakira, Celine Dion, Michael Jackson and Jennifer Lopez.

We are building on these efforts to establish a strong platform for growth in the future. Sony Pictures Entertainment (SPE) has developed a robust franchise-building strategy, led by the record-breaking Spider-Man film, and including Men In Black II, Stuart Little 2 and Charlie's Angels 2. Moreover, Sony is leveraging its unique position as a world-class content producer and leading consumer electronics company by developing and marketing across content and devices, and creating entertainment services that make the devices more compelling.

Question: Could you describe the restructuring programs put in place at the entertainment companies?

Stringer CEO, SCA We have restructured both within and across our operating divisions to increase efficiency and improve profitability.



SPE executed the 21st Century Project, which expanded film/TV digitization efforts, reduced corporate overhead, and reorganized and repositioned television operations. The US TV group is refocused on made-for-cable and syndicated programming, while also pursuing strategic opportunities in network programming. The International TV group is continuing its successful strategy in producing programming for local markets and managing its investments in more than 30 networks around the world.

Sony Music Entertainment Inc. (SMEI) has focused on enhancing operational efficiencies, making significant progress in manufacturing consolidation, overhead reduction, clustering of international offices and the build-out of a state-of-the-art digital asset management system.

In addition, SPE and SMEI have participated in Project USA efficiency initiatives implemented across the Sony Corporation of America divisions, including media buying consolidation, integrated supply chain management, and consolidation of IT platforms/infrastructure. Additional measures, such as a common warehousing and distribution system, are underway and will yield increased savings.

Question: **How are Sony's entertainment companies preparing for the broadband age, and how do their relationships with Sony's electronics and games companies advance these efforts?**

Stringer CEO, SCA

Both SPE and SMEI are strong, profitable businesses today and are prudently investing for the broadband future. They are leading their industries in the digitization of their vast libraries, to fully realize their economic and strategic value in new forms of digital distribution. In fact, nearly 1,000 films, 33,000 hours of TV programs, and more than 500,000 songs (plus art work) have already been digitized. This will facilitate the development and deployment of digital entertainment services.

One of the important digital entertainment services we are establishing is Movielink, which will enable the secure digital download of films via the Internet. SPE plans to launch this service, along with four other major studios, in late 2002.

Sony's electronics and games devices provide key distribution outlets for our services. For instance, Sony Music's joint venture press*play* online music service, launched with Universal Music in late 2001, is being integrated with Sony Electronics' Net MD Minidisc player, creating a portable and secure music download solution.

Similarly, Sony Pictures Digital Entertainment (SPDE) will build on the success of its *EverQuest* online game by releasing versions on PlayStation 2, the Sony CLIÉ, and the Sony Ericsson cellphone. *EverQuest*, as well as SPDE's creativity software, Screenblast, are also pre-installed in a wide selection of Sony VAIO computers sold in the U.S.

And, as part of recently announced global partnerships with SPE and SMEI, Sony Ericsson will enable consumers to personalize their phones with Sony wallpapers and screensavers from Sony films, and downloadable ringtones from Sony Music's and Sony/ATV Music Publishing's top artists and writers. A new phone will also feature two games – Men in Black and Charlie's Angels – created by Sony Pictures Digital Entertainment.

The Sony Group's Financial Strategy

Question: Would you provide an outline of Sony's earnings forecast for the fiscal year ending March 2003?

Tokunaka CFO Although we are seeing signs of an economic upturn, I expect our operating environment to remain uncertain, especially during Fiscal Year 2002's first half. I don't expect to see a broad-based recovery in our results until at least the year's second half. For the full year, though, we are forecasting another increase in sales. And we expect a substantial improvement in operating income because of a strong recovery in Electronics business earnings and by benefiting from the harvest stage for the PS2 format.

Question: What are your plans for strengthening Sony's financial position?

Tokunaka CFO We generated a positive free cash flow in Fiscal Year 2001 and will continue to prioritize cash flow in Fiscal Year 2002. Although we will have to invest in new flat panel display and semiconductor technology in the long-term, we plan to reduce capital expenditures by more than 10% in Fiscal Year 2002.

Regarding our financial strength, we plan to reduce interest-bearing debt during Fiscal Year 2002. For example, our target for debt to equity is less than 50%. We also have a goal of achieving return on equity of at least 10% over the medium term.



Conclusion

Question: Mr. Idei, is there a closing message that you have for readers of this Annual Report?



Idei CEO Up to this point, we have discussed the various strategies of the Sony Group made up of Electronics, Game and Content sectors, and I am sure that readers have been left with many things to think about. The time has come for greater mutual cooperation between these sectors as their business domains move closer together.

The image associated with the Sony brand has, for a long time, been great products. But in this age of networks, where anyone can get online, the distance between individuals and companies is shrinking rapidly. That gives consumers more clout. And it makes it imperative for us to make safety and reliability more closely associated with our brand. Creating new value for the Sony brand is a process that will have to be conducted one step at a time.

Within the next two years, I think shareholders will have a clearer idea of the direction in which Sony is heading. Therefore, in addition to evaluating us on the basis of short-term earnings, I hope investors will take a balanced view and examine our long-term strategies and other potential strengths. Of course, I am well aware of the importance of short-term earnings to shareholders and will do my best to improve our bottom line. At the same time, we will retain a balanced approach, channeling resources as needed to create new corporate value over the long term. Every member of the Sony Group is dedicated to meeting the expectations of shareholders and reinforcing our position as a company that customers can admire.

May 2002

	BUSINESS AREAS	SALES AND REVENUE, OPERATING INCOME *(Billion ¥)*

ELECTRONICS



http://www.sony.co.jp/en/

Electronics business consists of Audio, Video, Televisions, Information and communications, Semiconductors, Components and other.


02
5,310
-8
01
5,473
247
00
4,671
99

Sales □ Operating Income

GAME



http://global.scei.co.jp/

Game console and software business is conducted mainly through Sony Computer Entertainment Inc.


02
1,004
83
01
661
-51
00
655
77

Sales □ Operating Income

MUSIC



http://usa.sonymusic.com/international.html

Music business is conducted mainly through Sony Music Entertainment Inc. (SMEI) and Sony Music Entertainment (Japan) Inc. (SMEJ).


02
643
20
01
612
21
00
707
28

Sales □ Operating Income

PICTURES



http://www.sonypictures.com/start.html

Motion picture and television business is conducted mainly through Sony Pictures Entertainment Inc. (SPE).


02
636
31
01
555
4
00
495
36

Sales □ Operating Income

FINANCIAL SERVICES



The Financial Services segment includes Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Finance International, Inc. and Sony Bank Inc.


02
512
22
01
479
17
00
439
23

Financial Services Revenue
□ Operating Income

OTHER


MonChat

The Other segment includes location-based entertainment businesses, Internet-related business (So-net) conducted by Sony Communication Network Corporation, advertising agency business and other businesses.


02
146
-9
01
156
-9
00
142
-10

Sales □ Operating Income

(Years ended March 31)

REVIEW OF FY2001	DIRECTIONS AND PLANS IN FY2002
■ Sales decreased 3% because worldwide market prices dropped and demand for semiconductors and OEM products like PC peripherals stagnated ■ A loss was recorded because of sales decreases, restructuring charges and mobile phone losses ■ Sony Ericsson Mobile Communications (SEMC), a mobile phone handset, 50/50 joint venture with Sweden's Ericsson was established in October 2001 ■ It was also announced that Aiwa would become a wholly-owned subsidiary in October 2002	■ Improve profitability by continuing restructuring ■ Accelerate network strategies by establishing the Networked AV/IT platform, maximize total value added by enhancing coordination of end-use products and semiconductors/devices, and build up business models integrating content and service
■ Sales increased 52%, surpassing 1 trillion yen for the first time because of strong PlayStation 2 (PS2) hardware and software sales ■ Profitability improved significantly because PS2 manufacturing cost dropped, the yen depreciated, and software gross margins increased. PS2 entered into a harvest stage in the second year since its launch ■ PS2 hardware production shipments: 18.07 million units ■ PS2 software production shipments: 121.80 million units	■ Further spread PS2 hardware and increase the number of units sold of hit titles to enhance the positive cycle in which captivating game software is sold by game developers and publishers at a regular pace. Work to expand the platform even more through these efforts ■ Steadily develop PS2 network connectivity to provide a new form of entertainment such as online games
■ Despite contraction of the global music industry, an increase in digital piracy and terrorist attacks in the U.S., increased sales in Japan and depreciation of the yen lifted sales by 5% ■ Operating income decreased 2% due to these negative factors and costs incurred for ongoing restructuring activities ■ press*play* was launched in December 2001, in conjunction with Universal Music Group	■ Continue to supply strong new releases ■ Improve profitability through further implementation of restructuring initiatives ■ Create business models that secure profit from digital distribution
■ Sales increased 15% due to some strong films, strong DVD software sales and game show successes ■ Operating income increased 27 billion yen, resulting from stronger performance in the film slate and DVD software worldwide ■ Screenblast™ was launched as a software service that helps users create and share video sequences over the Internet	■ Continue to develop motion picture franchises while maximizing profitability with a diverse film lineup ■ Improve profitability through further implementation of restructuring initiatives ■ Launch, with other studios, Movielink, a service to distribute films over the Internet
■ Revenue increased 7% because insurance-in-force from individual life insurance products at Sony Life Insurance Co., Ltd. and insurance-in-force at Sony Assurance Inc. increased ■ Operating income increased 27%. Operating income at Sony Life increased due to the significant increase in insurance revenue. Sony Finance International, Inc.'s operating income also increased. Losses at Sony Assurance decreased. Sony Bank Inc. recorded a loss primarily due to start-up expenses	■ Not relying on past accomplishments, but rather, continuing to provide new types of products and services appropriate for each individual's lifestyle and tastes
■ Sales decreased 6% due to decreased sales at an advertising agency subsidiary in Japan ■ A loss was recorded primarily due to losses at location-based entertainment businesses in Japan and the U.S., and at Sony Communication Network Corporation (SCN)	■ SCN will continue to deepen ties with other Sony Group companies as it introduces content designed for broadband networks with the goal of becoming the number-one broadband service provider

	AUDIO	VIDEO	TELEVISIONS
			
SALES TO CUSTOMERS *(Billion ¥)*	00: 733, 01: 756, 02: 747	00: 665, 01: 791, 02: 806	00: 636, 01: 704, 02: 748
MAJOR PRODUCTS	Home audio, portable audio, car audio, and car navigation systems	Video cameras, digital still cameras, video decks, and DVD-Video players/recorders	CRT-based televisions, projection televisions, and digital broadcasting reception systems
REVIEW OF FY2001	Sales decreased 1% because of withdrawal from the home telephone business in the U.S. and Japan and decreased sales of radio-cassette recorders and home-use audio in most geographic areas, but demand for CD/MD format headphone stereos increased in Western Europe.	Sales increased 2% because sales of digital format home-use video cameras, digital still cameras and DVD-Video players increased in most geographic areas other than Japan, while sales of analog format home-use video cameras and home-use VHS video decks decreased.	Sales increased 6% due to higher sales of large-screen projection televisions in the U.S. and China and increased sales of set-top-boxes, offsetting the slightly decreased sales of CRT televisions.

INFORMATION AND COMMUNICATIONS




1,032
1,323
1,228
00
01
02

PCs, computer displays, mobile phones (through Sep. 2001), printers, personal digital assistants, and broadcast and professional use audio/video/monitors and other professional-use equipment

Sales decreased 7% because sales of mobile phones decreased as a result of quality issues in Japan and the fact that business was transferred to SEMC from October 1st. Sales of CRT-based computer displays decreased significantly in Europe and the U.S., although sales in the U.S. of VAIO PCs increased.

SEMICONDUCTORS




164
238
182
00
01
02

LCDs, CCDs, and other semiconductors

Sales decreased 23% due to decreases in sales of major products like MOS Logic ICs, CCDs, Bipolar ICs, and LCDs, reflecting a worldwide drop in demand for semiconductors.

COMPONENTS


SONY
SONY
16MB


568
613
572
00
01
02

Optical pickups, batteries, CRTs, audio/video/data recording media, and data recording systems

Sales decreased 7% due to significant decreases in sales of CD-R/RW drives, and CRTs for computer displays in Asia, the primary base for PC manufacturers, while sales of Memory Stick increased.

OTHER




598
575
509
00
01
02

Aiwa Co., Ltd., IC cards, entertainment robots, sales of mobile phones to SEMC (from Oct. 2001) and products and services that are not included in the above categories

Sales decreased 11% due to a large decline in the sales of Aiwa in almost all geographic areas.

(Years ended March 31)

Welcome to


SHELLEY.



Memory Stick

The Memory Stick is an IC recording media developed so that users can record, share, and exchange images, music, and data.

From its debut in the fall of 1998 until March of 2002, 20 million Memory Sticks and 20 million Memory Stick-compatible products were shipped worldwide. Acceptance of the technology goes well beyond the Sony Group with more than 230 companies supporting the Memory Stick format as of March 2002.

A wide variety of electronic devices are now equipped with Memory Stick slots. These include not only PCs, video cameras, digital still cameras and PDAs, but also color TVs, DVD players, car navigation systems, video projectors and printers.


SONY
128MB
MEMORY STICK

Sony is working to create Memory Sticks with even faster transfer speeds and larger storage capacity. Expansion of the Memory Stick network will contribute to a realization of the "ubiquitous value network."


SONY
MAGICGATE



HDCAM/CineAlta

Sony is the world's preeminent supplier of audio and video equipment for the professional and broadcast markets. Sony's HDCAM format is used in Japan by NHK, the national broadcasting system, and has an overwhelming majority of the country's 123 private-sector broadcasters. Furthermore, due to rapid acceptance in North America and Asia, this format is fast becoming the industry standard for high-definition digital programming. HDCAM, first employed in news broadcasts, has gone on to be used around the world on a wide variety of sets, from commercials and television programs to movies. In terms of movie production, the making of digital films using the HDCAM24P format, CineAlta, is gaining popularity. With the likes of George Lucas using CineAlta to shoot every scene of *Star Wars: Episode II Attack of the Clones* and Japanese Director Shunji Iwai using the system, CineAlta is accelerating the shift to digital production technology in an industry that in the past relied on film media.


HDCAM
CINEALTA

http://www.sony.ca/hdcam/



Sony Pictures Entertainment Overview

Sony Pictures Entertainment's (SPE) motion picture business achieved strong performance during the fiscal year. *A Knight's Tale*, *America's Sweethearts,* and *Black Hawk Down* were among the successful motion picture releases during the year. Home entertainment posted record revenues of more than 2 billion U.S. dollars by leveraging our film library, including recent releases *Charlie's Angels*, *Vertical Limit,* and *Crouching Tiger*, *Hidden Dragon*, and capitalizing on the exploding DVD market.

We are well-positioned for the future with one of our strongest film slates ever. Our targeted-audience film production and franchise product strategy should spur significant sales and income growth. The franchise-building strategy, led by the record-breaking debut of *Spider-Man*, will continue with other summer-season 2002 releases like *Men In Black II* and *Stuart Little 2*, followed in upcoming years by sequels to *Charlie's Angels*, *Bad Boys* and *Spider-Man*. Various film suppliers, including Columbia Pictures, Screen Gems, Sony Pictures Classics and Revolution Studios, create a balanced film slate that limits reliance on any one film source, and reduces the volatility of overall results.

In preparation for the broadband future, we have accelerated the digitization of SPE's vast library of film assets, ensuring Sony's leadership position in digital delivery. In addition, we partnered with other studios in Movielink, a service launching in late 2002 to distribute films over the Internet and in a venture to promote development and deployment of digital cinema technology.

http://www.sonypictures.com/start.html



America's Sweethearts



A Knight's Tale



Vertical Limit



Crouching Tiger, Hidden Dragon



Sony Music Entertainment Overview

Sony Music Entertainment Inc. (SMEI) sold more than 340 million units worldwide during the year under review, maintaining its standing as the number two music company worldwide with a 17% market share. Global multimillion sellers included releases by Destiny's Child, Shakira, Celine Dion, Michael Jackson, Jennifer Lopez, Anastacia, Train, System of a Down, Jamiroquai, Travis and Incubus. Twenty-six other releases sold more than one million units each.

Artist development successes were led by Colombian singer Shakira, whose first English-language album established her as a star worldwide. Another 15 debut and sophomore albums by developing artists from different cultures and genres of music sold between 500,000 and four million units each.

http://usa.sonymusic.com/international.html



Shakira



Anastacia



Destiny's Child



Celine Dion



Jagged Edge



System of a Down



Train



Jennifer Lopez

SonyBank

"Providing a Cash Management tool for individual customers" is the concept driving SonyBank, which began operations as an Internet bank in June 2001. By using the MONEYKit tool, account holders can invest and manage assets according to their life plan over the Internet. From December 2001, SonyBank added a MONEYKit-PostPet service that offers an enjoyable way to manage one's account. Above all, the Bank strives to offer services that are convenient and easy to understand. At the end of March 2002, SonyBank offered yen currency deposits, foreign-currency deposits, investment trusts, personal loans extended through ATM cards and housing loans. For deposits, withdrawals, fund transfers, and other selected transactions, customers can use ATMs from among the three SonyBank partners: Sumitomo Mitsui Banking Corporation, convenience store operator am/pm's @BANK (not available in Kyushu) and the Postal Savings system (omitting fund transfers). Fairness is integral to the bank's operations and management places a high priority on disclosing all material information to maintain the highest standards of transparency.


Do it your style.
MONEYKit
by SonyBank

Accounts and Deposits of SonyBank


87,427
55,935
106.4
39,777
63.6
16,215
34.3
3.7
01/6 01/9 01/12 02/3
Accounts
Deposits (Billion ¥)

Internet Initiatives in Music

SMEI launched press*play*, a joint venture with Universal Music Group, in December 2001, as the first subscription service to provide consumers with on-demand access to a broad array of music that can be streamed, downloaded, and burned onto a CD while protecting artists' rights. Subscribers can build personal collections, duplicate them on a second computer, share play lists and access the AllMusicGuide and Billboard charts. press*play* is marketed through relationships with MSN, MP3.com, Roxio and Yahoo! Music, and offers tracks from Sony Music, Universal Music Group, EMI Recorded Music, and such independent companies as Madacy, Matador, Navarre, OWIE, Razor & Tie, Roadrunner, Rounder, Sanctuary, TVT Records, and Zomba.

SMEI also established an affiliate relationship with Rioport (which supplies MTV.com, VH1.com, and Country.com) and licensed its catalogue to Listen.com's Rhapsody subscription service and to Centerspan's C-Star CDN Services 2.0. SMEI launched a commercial ringtones Website in the U.S. with YourMobile, to include Sony Ericsson sites in Europe, and made an equity investment in eUniverse, Inc., the leading interactive entertainment network.


MONEY Kit
SONY

Worldwide Growth of the PlayStation Business Continues

As of May 2002, Sony Computer Entertainment (SCE) had deployed its PlayStation business in approximately 120 countries and territories. The PlayStation 2 (PS2) has spread around the world at a rapid pace since its debut in Japan in March 2000. Since that debut, cumulative production shipments of PS2 have exceeded 30 million units worldwide as of May 2002. This is around 2.5 times greater than the number of PlayStation (PS) units shipped following its launch, over the equivalent timeframe. In all, SCE has sold approximately 90 million PS units around the world.

Regarding software, sales in Japan and other countries were strong, as numerous game software developers and publishers continued to produce a steady stream of captivating PS2 and PS titles. By the end of March 2002, worldwide cumulative shipments of PS2 and PS software titles had climbed to over 1 billion units.

As the diffusion rate of hardware expands around the world, developers and publishers from various regions continue to produce attractive software. This is leading to a growing number of hit titles, and it is this software lineup that is spurring the further penetration of game consoles and accelerating the positive cycle.

http://global.sce.co.jp/


SONY

Manufacture of Cutting-Edge LSIs for PS2

The EmotionEngine CPU and a massively parallel rendering processor called Graphics Synthesizer—two sophisticated LSIs which lie at the heart of the PS2's advanced performance—are both produced in-house at semiconductor facilities owned by SCE. These cutting-edge chips feature performance levels and circuit densities that eclipse those of typical LSIs found in PCs. To produce these LSIs, SCE has invested more than 250 billion yen since 1999 to build one of the world's most advanced semiconductor fabrication facilities. SCE began full-scale production with unprecedented speed and achieved outstanding productivity, both of which were instrumental to its ability to ship more than 30 million PS2 consoles worldwide in just 26 months. Furthermore, continuous efforts to increase productivity have helped decrease PS2 production costs. Through the close cooperation of Sony's Semiconductor Network Company and Sony Semiconductor Kyushu Corporation, a variety of synergistic effects are being felt across the Sony Group such as the sharing of semiconductor technology and production expertise.



An Impressive Line-Up of Software

The year under review saw a growing list of new hit titles for the PS2 and PS. In Japan, Square Soft, Inc.'s *Final Fantasy X*, Capcom Co., Ltd.'s *Onimusha 2: Samurai's Destiny*, *Metal Gear Solid 2—Sons of Liberty*—by Konami Computer Entertainment Japan, Inc., and *Dragon Quest IV* from ENIX Corporation were all hits. In Europe and the U.S., major hits included *Grand Theft Auto 3* from Take-Two Interactive Software, Inc.; Electronic Arts Inc.'s *Madden NFL 2002*, *FIFA Football 2002* and *Harry Potter and the Sorcerer's Stone*; *Metal Gear Solid 2—Sons of Liberty*—by Konami; and *Tony Hawk's Pro Skater 3* from Activision, Inc.


PlayStation.2
GRAN TURISMO 3
A-SPEC

Following up on its success in Japan, SCE's *Gran Turismo 3 A-spec* was a huge success in Europe and North America. This software takes full advantage of the sophisticated image-processing capabilities of the PS2, delivering high-resolution graphics and realistically reproducing the handling characteristics of an actual car. Cumulative worldwide sales of this title have surpassed 8 million units.

Wega



Since its 1996 debut, the Sony Wega series has consistently led the market for televisions with flat-surface cathode ray tubes (CRTs). Wega commands a healthy share of the 100 million unit annual global CRT television market. Large-screen Wega TVs, in particular, benefit from a strong brand image. During the year under review, more than 80% of televisions sold by Sony had a flat-surface CRT.

Sony has earned a strong reputation in the market for its CRT-based TVs. By introducing products that leverage its image-processing technology, Sony has also gained market approval for its PDP, LCD and projection televisions, markets which Sony expects to expand going forward.

Pictured here is the Grand Wega rear projection television. The 3.15 million-dot resolution screen employs 3 wide XGA high-temperature polysilicon TFT LCD panels, each with approximately 1.05 million-dot resolutions. With these specifications, the television is able to display high-quality, high-definition digital broadcasts at the right density and level of definition.



Television Business


The Young & The Restless

SPE's television business performed well in the face of a tough economic climate. In response to a changing industry, we consolidated SPE's domestic television operations and focused on specific programming opportunities, particularly in cable. Columbia TriStar Domestic Television's (CTDT) made-for-cable successes include the shows, *Strong Medicine*, *Ripley's Believe It Or Not*, and *The Shield*—each presently rated the No. 1 series on their respective cable networks. In network TV, CTDT's *The Guardian* was the top new drama for the 2001-2002 season, while *The King of Queens* maintained a No. 1 rank in its time slot and *Dawson's Creek* delivered its 100th episode, an industry milestone. Our top-rated game shows, *Jeopardy!* and *Wheel of Fortune*, continued their successful runs, as did our daytime dramas, *Days of Our Lives* and *The Young & The Restless*. We also benefited from the initial syndication runs of *Just Shoot Me* and *The Steve Harvey Show*.

Columbia TriStar International Television (CTIT) produced more than 1,000 episodes in 23 countries. Most notable are the hits, *As If* and *Rockface*, produced in Britain and sold across Europe, and the top-rated Friday comedy block for Germany's RTL network. CTIT continued to expand its global reach with local language production in key markets and more than 30 channel investments around the world.

CTDT and CTIT's combined television operations produced and distributed 58 shows around the world and continued to leverage the assets of SPE's television library, one of the industry's largest.

In April 2002, we sold our minority investment in the U.S. Spanish-language television broadcaster, Telemundo Communications Group, Inc., to NBC for a gain of approximately 500 million U.S. dollars.

airboard



Sony's personal IT television, the "airboard", comprises a touch panel LCD monitor linked to a base station by wireless connection. This innovative entertainment system allows users to watch television, surf the internet, check e-mail and view images from video devices, all from any location in the home.

Pictured here is the latest airboard model, which features a larger, 12.1-inch screen and a brighter picture. The new airboard can also serve as an access point for PC's with wireless LAN capabilities.

By connecting a printer to the USB port, a new feature of the base station, users can print out images anywhere in the home over the wireless network simply by pressing the print button on the monitor. With its wireless viewer and a base station equipped to accommodate a variety of peripherals, airboard is much more than just a television: it is a new concept product gaining recognition as a fresh approach to entertainment.

IC Cards

Pictured here is the card used in the Suica® service begun by the East Japan Railway Company (JR East) in the Tokyo metropolitan area from November 2001. Passengers can pass through ticket gates simply by waving these cards over a reader, even while the card is in its holder. This service uses a contact-free IC technology known as FeliCa, which was developed by Sony. Sony delivered 6.5 million cards to JR East. In addition to high speed processing and outstanding security, FeliCa cards are not susceptible to the contact problems that often result from reader/writer wear and soil because of their contact-free operation. A single FeliCa IC card can be used for a variety of applications, such as commuter pass, company ID, and electronic money.

In Hong Kong, FeliCa cards, known locally as Octopus Cards, are used in public transportation and are being put to practical use at convenience stores, vending machines, and other businesses. As of March 2002, Sony had shipped 12 million of these cards to Hong Kong, which has a population of 6.85 million. In April 2002, full-scale rollout of this system began in Singapore, where Sony has delivered 7 million cards.

http://www.sony.co.jp/en/Products/felica/


東 京↔有楽町

Challenges and Strategies in the Music Industry

Worldwide music sales fell 5% in 2001 due to weak economic conditions in a number of major markets and the growing negative effects of piracy. During the two-year period ending December 31, 2001, the ratio between CDs sold and CDs copied worldwide has shifted from 3:1 to 1:1. The growth of unauthorized file sharing and CD burning has eroded album sales and hampered the growth of legitimate online music services.

SMEI is taking aggressive steps to protect its copyrighted works, including pursuing litigation against copyright infringers, evaluating and implementing technical measures to secure music content, and working with government agencies to more effectively deal with piracy.

The critical challenge the music industry faces is to establish viable business models and digital music offerings that are attractive to consumers. Given the conditions the music industry currently faces, SMEI is not expecting significant growth during the next few years. However, with the development of legitimate digital music offerings and services attractive to the consumer, and a ubiquitous distribution network seamlessly connecting secure portable devices, SMEI anticipates that the negative effects of digital piracy can be offset in the long term.



CLIÉ

Simple, wireless access to e-mail and the Internet are some of the many features of this CLIÉ personal digital assistant (PDA). A mere 12.5mm thick and weighing only 138 grams, this model can operate for roughly 12 days under normal use without a battery recharge. In addition, a range of accessories exists to enhance CLIÉ capabilities. Insert the camera module, for example, to take digital still photos with a 100,000 pixel CMOS sensor, and then view them instantly or send them over the Internet.


SONY

During the year under review, global demand for PDAs exceeded 11.6 million units. By adding entertainment capabilities to what is traditionally used as a business tool, Sony is differentiating itself from the competition.



High-Temperature Polysilicon TFT LCDs

High-temperature polysilicon TFT LCDs are employed in projectors, video camera viewfinders, LCD rear projection televisions and many other products. Data projectors, which are often used for presentations, require even greater levels of brightness. The 0.9-type XGA TFT LCD, pictured here, achieves this increased brightness through its industry-leading high aperture ratio, greater light resistance, and heat dissipating metal frame.

Sony produces high-temperature polysilicon TFT LCDs for use both internally and for sale to other companies, and it has a high share of the global market. Sony began shipping these panels in the spring of 2002 from Sony Semiconductor Kyushu Corporation's Kumamoto Technology Center, which began operations in the year under review. The center is the nucleus of Sony's work on leading-edge semiconductor technology. Facilities include the Sony Group's first 300mm wafer production line, pin-point clean technology, and mini-lines capable of rapidly increasing output in response to market conditions.



Home Entertainment System

Pictured here is a system composed of a large-screen TV and home theater system, which brings the excitement and realism of a movie theater into the home. The market for home theater systems has continued to grow in recent years thanks to the proliferation of 5.1 channel DVD recordings and Super Audio CD formats. The year under review was no exception. At the heart of the audio system is Sony's small, yet powerful, S-Master all-digital amplifier delivering superb high-fidelity sound. Topping off the system is Sony's exclusive Digital Cinema Sound, a reverberation technology that recreates the multi-dimensional sensation of a theater. The overall result is a truly revolutionary home theater system.

Going still further, Sony offers the option of adding Wega televisions and projectors to home theater systems, giving individuals a choice of stylish theater systems or large-screen theater systems based on the size of their room and personal preferences.



Outlook for the Motion Pictures Industry

The motion picture industry remains strong. The number of moviegoers was up 5% in calendar 2001 and is up 15% as of the end of April 2002. The extended market demand for home entertainment is unparalleled, with 364 million DVD's shipped in 2001 and household penetration in the U.S. expected to top 50% by 2003.



Men In Black II



Stuart Little 2



Net MD

A popular product in Japan, the Net MD Walkman, pictured here, enables the copyright-secured, high-speed transfer to an MD of music data stored on a PC hard drive – data which may have originated from a CD or an electronic music distribution service. By increasing affinity with the PC, this technology promises to spur further growth in the MD market, while promoting electronic music distribution services because of its attention to copyright protection.

Since Sony began selling the world's first MD products in 1992, the characteristics of this digital recording media, such as random access and ease of editing, have contributed to its ever-growing popularity. During calendar year 2001, Sony estimates that approximately 14.5 million MD hardware products were shipped worldwide. Preserving its commanding position in the market, Sony is actively working to expand its business. For example, in 2000, Sony created and introduced MDLP (long play stereo mode), which enables recording times up to four times longer than conventional MD recordings.

http://www.sony.co.jp/en/Products/mswalkman/

Breaking New Ground in the Music Business

Sony Music International made an equity investment in a cooperative, first-of-its-kind joint venture music company in China, Shanghai Epic Music Entertainment Company, Ltd. (SEME), together with two leading local partners, to develop local Chinese-language repertoire and manufacture, distribute, and market its own and licensed repertoire from outside China. SEME will build its own CD and cassette manufacturing facility in Shanghai.







Sony Ericsson Mobile Communications

Sony Ericsson

Sony Ericsson Mobile Communications (SEMC), an equally owned joint venture with Ericsson of Sweden, was established on October 1, 2001. The objective of this joint venture is to create a new world leader in the mobile phone industry by combining Sony and Ericsson's complementary strengths.

The first task of SEMC was to focus on establishing a strong brand presence on a worldwide basis. The newly created "liquid identity" symbol was aggressively promoted during the first six months of operations. Coupled with the successful launch of its products in Europe, Africa, the Middle East, Asia Pacific, the Americas, and in Japan, it is clear that SEMC has taken off.

With its application-based focus featuring "imaging", "entertainment", and "connectivity", SEMC is set to generate further excitement in the global mobile phone industry.

http://www.SonyEricsson.com/



Network Handycam

No other company comes close to Sony's leading position in the world camcorder market. Smaller size and lighter weight combined with greater network affinity are defining features of the Network Handycam IP pictured here. Making all this possible is Sony's newly developed MICROMV format, which is based on MPEG2 image compression technology.

This camcorder comes with Bluetooth™ wireless communication capability installed. By connecting to the Internet with a Bluetooth™ modem adapter or a mobile phone, users can send and receive e-mails. With video and still images saved on their Memory Stick, users can easily create and view albums online, without connecting to a PC.



CCDs

Sony meets a high percentage of the global demand for CCDs (charge-coupled devices), a component that functions as an "electronic eye." Most often used in video cameras and digital still cameras, CCDs are now increasingly employed in mobile phones, PDAs and other electronics products.

As digital still cameras become more compact, the surface area of the CCDs contained within cameras has also shrunk. This means that the surface area of each pixel in a CCD has had to become smaller, and that the amount of light to which each pixel is exposed has decreased. To deal with these challenges, Sony developed the Super HAD CCD. This technology minimizes the unused space between the on-chip microlenses on each pixel by optimizing the shape of these lenses. With this breakthrough, Sony has been able to increase the light sensitivity per unit of surface area even though each pixel is smaller.

In response to increasing demand for single-lens reflex digital still cameras, used by the media and consumers alike, Sony developed a color CCD image sensor that is the same size as APS film, pictured here. Because the imaging surface of this 1.8-inch CCD is virtually equal to that of APS film, digital still camera makers can utilize optical components used in conventional film-based cameras, facilitating effective design and efficient development of products. The 6.15 million effective pixels and superior sensitivity of this CCD yield pictures that have the same sharpness and vividness as those taken with conventional film.





Sony Assurance

The primary business of Sony Assurance Inc. is the direct sale of automobile insurance to customers by telephone and over the Internet. Policies are structured to target specific categories of risk. Growth in Sony Assurance policyholders and net insurance premiums continued in the year under review due to the company's ability to offer superior services and reasonable rates.

Sony Assurance continually upgrades its services by undertaking new initiatives. In 2001, for example, Internet-based services were enhanced and, since July 2001, a new accident response follow-up service has allowed policyholders to view details of accident reports, claim resolution schedules, and other related items via the Internet. In December 2001, Sony Assurance completely revamped its Internet site to make it even more useful. One innovation was a site designated exclusively for policyholders. Here, customers can check policy terms, view procedures for making revisions, and perform other tasks. The new site allows prospective customers to check details of policy estimates obtained earlier by telephone. To serve customers better in the event of an accident, a new claims service center was opened in Hokkaido in October 2001 and, in April 2002, Sony Assurance doubled the size of its Kanto metropolitan claims service center.

In an effort to stay close to customers' needs, Sony Assurance will continue to place priority on establishing one-on-one relationships with policyholders to hear directly how services can be improved. Sony Assurance strives to be the insurer that customers choose because of our products and due to the improvements we make in our policies and services.

Net Premiums Received and Number of Policies


16.9
280
7.5
130
1.3
20
00
01
02

Net Premiums *(Billion ¥)*
Number of Policies (Thousand contracts)
*Year ended March 31



Sony Assurance Web page



Sony Life Insurance



What is "quality" life insurance? At Sony Life, quality means providing optimal policies tailored to the specific insurance needs of each customer. Everyone has a unique set of circumstances and this is true of people and companies alike. Offering the same line of ready-made policies to everyone cannot possibly take these differences into account. Nothing but a personalized insurance plan can meet these demands. Formulating such a plan requires exhaustive studies, beginning with analysis of a customer's current status and future goals and extending to taxes, legal issues, finances, and other factors. Sony Life is structured to provide precisely such assistance. An important element is our team of Lifeplanners, life insurance professionals armed with a broad array of specialized knowledge. Working with them through our network of Sony Life independent agencies are highly skilled consultants, the result of which is a "needs-based" sales system.

As of the end of March 2002, Sony Life had 4,403 Lifeplanners and 1,872 independent agencies. Through the efforts of our powerful team, Sony Life has posted steady growth, recording one of the highest net increases in individual life insurance-in-force in recent years, even as Japan's life insurance industry, as a whole, has declined.

Individual Life Insurance-in-Force (including individual annuities)


(Billion ¥)
23,497
21,522
18,817
16,538
13,523
98
99
00
01
02

*As of March 31

AIBO

Pictured here are Sony entertainment robots LATTE (left) and MACARON (right), members of the AIBO family. Simply by inserting a pre-programmed Memory Stick, the two robots show different personalities, such as obedient on the part of LATTE and active on the part of MACARON, resulting in different behavior patterns.

AIBO is based on the OPEN-R architecture created by Sony specifically for entertainment robots. This enables users to easily alter behavior and response patterns by selecting different software modules. By replacing legs and other hardware components, users can also change the functions and look of AIBO.

Unlike their industrial counterparts, AIBO robots are developed for entertainment purposes, such as companionship and amusement with the objective of bringing people and robots closer together.

http://www.aibo.com/



Music Composers & Writers

Sony Classical composer, Tan Dun, won a Grammy® and Academy Award® for his *Crouching Tiger, Hidden Dragon* soundtrack, Sony Classical's fourth consecutive Academy Award®, and *The Producers* cast album and DVD each won a Grammy® Award. Yo-Yo Ma's Silk Road Project launched with an album and international performances, Billy Joel's *Fantasies & Delusions*, *The Producers* and *Our Favorite Things*, and releases by Charlotte Church, Yo-Yo Ma, Bela Fleck, and Joshua Bell, sold well.

Sony/ATV Music Publishing acquired the Melodia Italiana (150+ Italian film scores) and Frank Farian (Boney M and La Bouche) catalogues, and signed agreements with David Crosby, Jennifer Lopez, Didier Golemanas, and John Mayer. Two young signings, Sara Evans and Jesse Harris, became sought-after writers and Omar Alfanno was again named ASCAP's Latin Songwriter of the Year.


Yo-Yo Ma



Sony Pictures Digital Entertainment

Sony Pictures Digital Entertainment (SPDE) saw success on a variety of fronts. Imageworks, SPDE's visual effects facility, delivered key sequences for *Spider-Man*, *Stuart Little 2*, and *Harry Potter and The Sorcerer's Stone* and continued to build an all-CGI production pipeline to capitalize on the exploding market for CGI-animated films. SoapCity established itself as the number-one online service for soap opera fans. The multi-player online game, *EverQuest*, continued to dominate its market with more than 400,000 paying subscribers. SPDE is poised for even greater success with the debut of the multi-player online game, *Star Wars Galaxies*, later in 2002. SPDE also launched Screenblast, a software service that helps online enthusiasts create and share video sequences over the Internet.



Star Wars Galaxies



SoapCity

DVD Players

The global market for DVD players surged during the year under review. Approximately 28 million units were shipped worldwide and Sony captured a significant share of the market in all geographic areas. The popularity of DVDs grew during the year with shipments of movie, music video, and other DVD software increasing dramatically.

During the year, Sony began selling a minus RW format DVD recorder. In February 2002, together with eight other companies from Japan, Europe, and South Korea, Sony announced development of the "Blu-ray Disc," a large-capacity optical disc video recording format employing a blue-violet laser. With up to 27 gigabytes of video data storage possible on a single-sided, single-layer 12cm Blu-ray Disc, there is recording capacity for more than 2 hours of digital high-definition video programming and over 13 hours of standard TV broadcasting.


SONY



Digital Still Cameras

The digital still camera market expanded rapidly around the world during the year under review, with industry-wide unit sales increasing 60% compared with the previous fiscal year. A leader in market share, Sony unveiled a variety of new models including the compact and fashionable Cybershot series. Pictured here is a 3.2-million pixel (effective) CCD camera with a 3x optical zoom lens. These stick-shaped cameras became an immediate hit in Japan. Sony is expanding its network services such as the download of images to PCs and the easy transfer of photos, together with text messages, to mobile phones. In addition to the Cybershot line, the Mavica line of digital still cameras continues to be very popular in the U.S. due to the ease of storing images on floppy disks and CD-R/RWs.

Most of the key components for digital still cameras, including CCDs, lenses, and batteries, are sourced from within the Sony Group. In an effort to differentiate itself, Sony continues to place strong emphasis on the development of innovative components.



VAIO

The VAIO W, shown to the right, represents a new concept in PCs: a computer as easy to use as a home appliance. The innovative design, including the choice between black or white color schemes, integrates the main unit, LCD monitor, and keyboard. The wide screen and large speakers make the VAIO W ideal for enjoying television broadcasts, DVDs, and music.

On the left is the compact, lightweight, and stylish VAIO SR. Equipped with various communications capabilities, including a wireless LAN, and boasting an extended battery life, the VAIO SR meets all the requirements of a full-fledged mobile notebook PC.

Of the computers running on Microsoft® Windows® XP, the VAIO U is especially small and lightweight. Its sleek model is designed for the greatest possible ease of use.

By offering new forms of usage, these models exhibit the way in which VAIO represents a new concept. VAIO users can easily enjoy images and sound as a result of a plethora of installed Sony audio and visual technology and as a result of the convergence of that technology with information technology. At the same time, the use of networking, Memory Stick, and other technology facilitates interaction with other devices and people. With its ability to alter lifestyles and provide new forms of entertainment, VAIO, in the year under review, created new markets and posted sales growth at a time when the global PC market declined compared with the previous year.


VAIO
VAIO

Sony Communication Network

Since its January 1996 inception, Sony Communication Network Corporation (SCN) has provided Internet service to customers in Japan under the name "So-net." SCN provides an enjoyable Internet connection environment including unique and captivating content such as the "PostPet" e-mail software.

The year under review was a period of even more rapid progress as SCN utilized funds procured from the sale of Subsidiary Tracking Stock, issued by Sony Corporation in June 2001, for investments in such new Internet access channels as ADSL and FTTH (fiber-to-the-home). SCN also used the funds to supply more broadband content through the So-net Town, So-net Broadband Mega-Channel, and other means. In addition, more links were built with Sony's hardware such as PS2 and the Network Handycam camcorder. In October 2001, WebOnline Networks Ltd., provider of the JustNet service, became a wholly owned subsidiary of SCN. Operations of the two companies were subsequently integrated, giving SCN a base of 2.24 million subscribers at the end of March 2002.

SCN will continue to deepen ties with other Sony Group companies as it introduces PostPet Version 3 and other content designed for broadband networks with the goal of becoming the number-one broadband service provider.

http://www.postpet.so-net.ne.jp/


「空」から始まるわくわくネット・ライフ
So-net
ADSL
MEGA-Channel



Sony Music Entertainment (Japan)

The popularity of a number of artists gave Sony Music Group the top share in Japan of sales from new releases in calendar year 2001 (estimated by SoundScan). The male singing duo, Chemistry, sold 3 million units, a strong showing for a debut group, with their first album, *The Way We Are*. Just as remarkable, the Gospellers, a group firmly established in Japan's music scene, ranked among the top three on the charts with their single *Hitori* (translated: *Alone*), an unprecedented achievement in the Japanese music industry for an a cappella performance.

In on-line business, "bitmusic," which took the lead in the industry by selling music through its fee-based Internet music distribution service in 1999, posted strong sales due to advances in broadband infrastructure and Net MD compatibility. And, as a model for the future of broadband entertainment, "morrich," a service offering streaming video content, started in June 2001.

In addition, in April 2002, two official albums commemorating the 2002 FIFA World Cup Korea/Japan™ event went on sale. One version, the *2002 FIFA World Cup™ Official Album ~SONGS OF Korea/Japan~*, is being sold in South Korea, Japan, and elsewhere in Asia. The second version is an international album, *FEVER PITCH The Official Music of The 2002 FIFA World Cup™*, sold by Sony Music and available worldwide. The Korea/Japan version features top artists from these two countries while, in the international version, Anastacia, Vangelis, and other leading artists from countries participating in the World Cup are featured. Both albums are expected to make a significant contribution to sales in the fiscal year ending March 2003.

http://www.sonymusic.co.jp/eng/index.html


The GOSPELLERS

The Gospellers


2002 FIFA WORLD CUP OFFICIAL ALBUM
SONGS OF KOREA/JAPAN

The 2002 FIFA World Cup™ Official Album~SONGS OF Korea/Japan~


Chemistry
The Way We Are

Chemistry



Sony believes research and development activities are vital to the growth of its business. Accordingly, Sony actively undertakes research and development in various areas. Research and development expenses for the fiscal year ended March 31, 2002 increased 16.5 billion yen, or 4.0 percent, to 433.2 billion yen, compared with the previous year. However, the ratio of research and development expenses to sales (excluding the Financial Services segment) was 6.1 percent, which approximated that of the previous year. With respect to the breakdown of major research and development expenses, expenses in the Electronics segment were 383.4 billion yen, and expenses in Game amounted to 48.2 billion yen. Of the expenses in the Electronics segment, approximately 64 percent were for development of prototypes of new products and the remainder of approximately 36 percent were for the development of mid-to-long term new technologies in such areas as semiconductors, communications, and displays. In the Game segment, R&D expenditures centered on next-generation semiconductor architecture and network-related technologies.

R&D Organization

Business units are responsible for matters that require rapid introduction to the market and technology centers handle matters that require lateral coordination. Sony headquarters is responsible for overall strategic matters.

In order to further strengthen Sony's positioning for the broadband network era, in April 2002, Sony reorganized the seven corporate laboratories by integrating them along technological capabilities. Also, additional research centers were established to handle specific technologies, creating a total of nine corporate research facilities under the direct control of headquarters. The role of each is as follows:

- **Contents & Applications Laboratory**
  Creation of content and applications that give birth to new forms of entertainment and lifestyles.
- **Broadband Applications Laboratories**
  Development of application architecture technology for broadband networks that will differentiate Sony's next generation businesses and create applications and services to produce new value.
- **Networked CE Development Laboratories**
  Creation of applications that take advantage of networks thereby adding value to Sony's AV products.
- **Ubiquitous Technology Laboratories**
  R&D in systems, content, technology used for privacy protection, communication systems, and communication technologies required to make the "ubiquitous value network" possible.

- **Storage Technology Laboratories**
  Storage and applied technologies capable of creating new markets and life styles, combined with the development of original storage technologies.

- **Display Technology Laboratories**
  Development of key core devices for future core high-resolution display products, along with R&D in display technologies that offer new lifestyles. In addition, the development of basic and applied technologies that will allow Sony to differentiate itself.

- **Materials Laboratory**
  Development of revolutionary materials and devices through the integration of differing technologies to realize new, highly functional devices demanded by broadband networks.

- **A³ Research Center**
  Read "A-cubed," this center focuses on strategic technologies for the creation of next-generation businesses.

- **Digital Creatures Laboratory**
  Fundamental robot technology.

In addition to these leading-edge fields, Sony is involved in development at the following three research centers:

- **Fusion Domain Laboratory**
  Research centering on leading-edge molecular electronics.

- **Cyber Technologies Laboratory**
  Research in knowledge information processing and applied business model creation.

- **Materials Science Laboratories**
  Leading nanotechnology research and development facility based in Europe and involved in fundamental research.

Joint Development of Advanced Semiconductor Process Technology

In April 2002, Sony and Sony Computer Entertainment (SCE) signed an agreement with Toshiba Corporation and IBM Corporation to cooperate in the field of advanced semiconductor process technology.

The objective of this alliance is to develop high-performance, low-power consumption system chips required by an extensive range of applications used in products from digital consumer electronics to supercomputers. The four companies, which include both Sony Corporation and SCE, plan to develop leading process technologies for fabricating semiconductor devices featuring 50 nanometers on 300mm wafers. The unprecedented circuit density that results will enable single chips to incorporate an enormous number of transistors and other functional elements. This technology will lead to system-on-chip (SoC) designs, in which a single chip integrates processing, memory, communications, and other functions that are currently performed by separate chips.

Although Sony is a leader in the electronics and game markets, by being involved in this alliance, Sony can accelerate the development of high-performance, low-power consumption system chips. As a result, we believe that incorporating these chips into Sony's digital electronic and computer entertainment products will allow the company to further strengthen its competitiveness.

Blue-Violet Laser

Sony has developed a gallium arsenide blue-violet laser diode, towards the creation of large-capacity optical recording and playback devices, as significant demand is expected for such devices in the broadband network era. The new laser is essential to the commercialization of the Blu-ray Disc, a large-capacity optical disc video recording format established in February 2002. The foundations for this achievement were laid in April 1999, when Sony's Central Research Center assigned a team of engineers to work at Sony Shiroishi Semiconductor Inc., where red laser diodes are produced, to speed up the development of the new laser. Sony is preparing itself for the spread of next-generation, high-capacity optical discs.

Additionally, Sony has developed a multi-beam structure for blue-violet lasers and a technique to form them into arrays which make blue-violet lasers suitable for displays and a variety of other industrial applications. Work has been completed on a prototype of an ultra-high-output blue-violet laser diode having a continuous light power output in the 4.2W range, the highest in the world for 405-nanometer wavelength.

Corporate Social Responsibility


SONY
VEGA

Lower operating and standby power consumption are two highlights of this environmentally conscious TV.

Through the creation of markets and ideas that lead to new lifestyles, Sony aims to contribute to the construction of an environmentally sustainable society and is striving to provide opportunities to create and bring to life the dreams of a myriad of people: shareholders, customers, employees, business partners and the members of the communities in which we operate.

The Sony Environmental Vision

Sony recognizes that conservation of the global environment is one of the greatest challenges facing humanity in the 21st century. Through continuous technological innovation and new business initiatives, Sony intends to contribute positively to the creation of a sustainable society. It is through this vision that Sony has positioned protection of the global environment as an important management issue. Sony is well aware that sound ecology and economics go hand in hand. With this in mind, the company plans to raise its eco-efficiency (sales divided by environmental impact) by 1.5 times in the year ending March 31, 2006 and to double eco-efficiency in the year ending March 31, 2011, compared with the year ended March 31, 2001. In terms of eco-efficiency in the year under review, greenhouse gas emission efficiency was 1.08 times the level of the year ended March 31, 2001, and the efficiency of resource input and output 1.13 times that of the level of the year ended March 31, 2001. The improvements were a result of, among other things, environmentally conscious product innovations and environmental conservation activities.

Environmentally Responsible Management

Effective environmental and occupational health and safety management systems are the foundation of Sony's ability to conduct operations in an environmentally conscious fashion. Virtually all of Sony's manufacturing sites have earned ISO 14001 certification. As for non-manufacturing sites, during the year under review, Sony

Music Group (Japan) companies and 73 non-manufacturing sites in North America earned the certification. Occupational health and safety management system certification was earned by Sony Electronics (M) Sdn. Bhd. and a number of other manufacturing sites, mainly in Southeast Asia. Sony also introduced a measure of how much environmental impact has actually been reduced to the evaluation criteria to evaluate not only the Electronics business, but the Game, Music, and Pictures businesses as well.

Environmental Considerations in Manufacturing and Business Processes

Sony factors environmental conservation into its manufacturing and other activities to utilize the Earth's limited resources responsibly. At Sony Semiconductor Kyushu's Kumamoto Technology Center, which began operations during the year under review, highly advanced production processes are expected to improve energy efficiency by about 30% and are expected to lower carbon dioxide emissions as well. At some Sony sites including Sony Tower and other exhibition spaces, a "Green Power Certification System" is used to make effective use of wind power. By March 2002, Sony had purchased a total of about 2 million kWh of "Green Power" through this system. Also, to prevent environmental accidents, Sony is advancing environmental, health, and safety risk management through the monitoring of soil and water quality, inspection of manufacturing facilities, and implementation of internal audits.

Introduction of More Environmentally Conscious Products

Sony's Green Management 2005 Mid-Term Environmental Action Program sets forth concrete targets for conserving resources and energy as well as for the reduction and elimination of heavy metals and other substances of high environmental impact. Sony is also introducing environmentally conscious products. One example is a TV that recently went on sale in Japan. New circuitry cuts power consumption. Printed wiring boards use lead-free solder. The shipping cartons used for TVs of 28-inches or more are hexagonally shaped to use fewer materials. In addition, new TV models of 25-inches or less are protected by pulp molds made entirely of recycled paper. These activities helped eliminate the need for almost all styrene foam for packaging materials.

In line with government regulation concerning our products, in October 2001, Sony Computer Entertainment Europe temporarily halted shipments of the PS one game console destined for the European market after Dutch authorities determined levels of cadmium above the limits allowed under Dutch regulations. PS one shipments were resumed after confirming that there was no health risk to users during use and Sony worked closely with Dutch authorities to replace non-compliant components to meet their standards. Concurrent to its response to the PS one issue, Sony initiated its own program to inspect all its products and discovered similar situations. In recognition of the environmental implications involved, Sony has embarked on a company-wide, comprehensive program of measures, including revisions to specific policies and standards and tighter management and control systems, in order to prevent any problems with cadmium and similar chemical substances in the future.

The First Year of Japan's New Recycling Law

Achieving a truly sustainable society requires not only responsible manufacturing, sales and service activities but also effective programs to collect and recycle end-of-life products. In April 2001, Japan enacted a law mandating the recycling of specified home appliances. TVs are the only audio and visual products covered by this law. Sony had already developed its own technology for TV recycling, having started research in this field in the early 1990s. This technology has been provided to Green Cycle Corp., a recycler of electronics products in which Sony is the largest shareholder.

Sony in the Community

As a responsible corporate citizen, Sony participates in a variety of community affairs activities with a particular focus on education of children. Sony also supports the arts and other cultural activities, promotes international cooperation, assists individuals with disabilities to become self-reliant, and contributes to other social programs.

Following the September 11 terrorist attacks in the U.S., Sony Corporation, its group companies around the world and their employees contributed funds to assist and support the families of victims of the tragic events. In the area of humanitarian assistance, Sony has contributed to the U.N. High Commissioner for Refugees (UNHCR) and other refugee support organizations.

In addition, in terms of local community activities, Sony Group employees volunteer to take part in community affairs activities, primarily under the auspices of the "SOMEONE NEEDS YOU" program, abbreviated as SONY. During the year under review, more than 14,500 employees in 20 countries participated in this program.

Sony Founder Masaru Ibuka had a strong interest in support for unique educational programs aimed at developing children to become generous, humanitarian individuals. Carrying on his legacy, Sony continues to support education of children as a central element of its community affairs activities. Sony has conducted a series of "Sony Science Labs for Children" in Japan for elementary and middle school students. During the year under review, 19 of these events were held, drawing a total of 880 children.

For more information on environmental and community affairs activities, please visit the following websites:

Environment	http://www.sony.net/eco/
Community affairs	http://www.sony.co.jp/en/SonyInfo/CCA/

Directors


Norio Ohga
Chairman of the Board, Director


Nobuyuki Idei
Chairman and Chief Executive Officer, Representative Director


Kunitake Ando
President and Chief Operating Officer, Representative Director


Teruhisa Tokunaka
Executive Deputy President and Chief Financial Officer, Representative Director


Minoru Morio
Vice Chairman, Director


Teruo Masaki
Corporate Senior Executive Vice President, Director


Howard Stringer
Director (Chairman and Chief Executive Officer of Sony Corporation of America)


Ken Kutaragi
Director (President and Chief Executive Officer of Sony Computer Entertainment Inc.)


Peter G. Peterson
Director (Chairman of The Blackstone Group)


Kenichi Suematsu
Director (Advisor of Sumitomo Mitsui Banking Corporation)


Iwao Nakatani
Director (Director of Research, UFJ Research Institute Ltd.)


Göran Lindahl
Director (Former President and Chief Executive Officer of ABB Ltd.)

Statutory Auditors


Akihisa Ohnishi
Standing Statutory Auditor


Takashi Hayashi
Standing Statutory Auditor


Takafumi Abe
Standing Statutory Auditor


Masasuke Ohmori
Statutory Auditor (Former Director-General of Cabinet Legislation Bureau, current Visiting Professor at Waseda University School of Law)

Board of Directors

During the year under review, Sony's Board met 17 times, including once in Europe. With the aim of maximizing shareholder value, Board members deliberated and authorized policies and strategies regarding management of the Sony Group's business plans, important asset acquisitions and divestments, business alliances, and matters relating to organizational structure and human resources. Directors also supervised the overall business operations of Sony Corporation and its subsidiaries.

During the year, the Executive Committee, comprised of six Sony Directors and four corporate executive officers, met 27 times. The Board delegates responsibility for certain important matters involving Sony Corporation's and Sony Group's operations to this Committee, within guidelines set down by the Board. The Committee meets to deliberate in advance certain matters then considered by the Board.

The Board of Directors includes a Nominating Committee and a Compensation Committee. The Nominating Committee is made up of six Directors, one of whom is an outside Director. This Committee met six times during the year to recommend candidates for the posts of Director, Statutory Auditor and corporate executive officer to the Board of Directors.

The Compensation Committee, made up of two outside Directors and a Senior Advisor of Sony, held six meetings during the year. This Committee determines the compensation structure and amounts for Directors within the guidelines approved by shareholders at the Ordinary General Meeting of Shareholders. This Committee also determines the compensation systems and amounts for corporate executive officers and presents guidelines related to compensation for Directors of Sony Group companies.

Board of Statutory Auditors

During the year under review, the Board of Statutory Auditors met 14 times. The Statutory Auditors are responsible for supervising the work of Directors in accordance with an audit plan approved by the Board of Statutory Auditors. During the year, to perform this duty, the Statutory Auditors attended meetings of the Board of Directors and other important meetings, reviewed important documents, visited and examined major business facilities, examined operations of subsidiaries, and performed other tasks. The results of these activities were reported to the Board of Statutory Auditors. The Board also received reports from ChuoAoyama Audit Corporation (PricewaterhouseCoopers, Tokyo), Sony's independent public accountants, regarding its auditing methods and the results of its audit. Based on these activities, the Board of Statutory Auditors reported audit results to the Board of Directors on a regular basis and submitted an audit report to the Board of Directors on April 25, 2002 after each Statutory Auditor completed his audit for the year under review.

Corporate Executive Officers

Chairman & CEO
Nobuyuki Idei

President & COO
Kunitake Ando

Executive Deputy President & CFO
Teruhisa Tokunaka

Vice Chairman
Minoru Morio

Executive Deputy President
Suehiro Nakamura

Corporate Senior Executive Vice President
Shizuo Takashino

Corporate Senior Executive Vice President
Teruo Masaki

Corporate Senior Executive Vice President & CAO
Akira Kondoh

Corporate Senior Executive Vice President & CTO
Katsuaki Tsurushima

Corporate Executive Vice President
Teruaki Aoki

Corporate Executive Vice President & Co-CTO
Mario Tokoro

Corporate Executive Vice President
Toshitada Doi

Corporate Executive Vice President
Seiichi Watanabe

Corporate Executive Vice President
Kenichiro Yonezawa

Corporate Executive Vice President
Mitsuru Ohki

Corporate Executive Vice President
Takeo Minomiya

Corporate Senior Vice President
Takeo Eguchi

Corporate Senior Vice President
Tadasu Kawai

Corporate Research Fellow (Corporate Senior Vice President)
Yoshio Nishi

Corporate Senior Vice President
Yutaka Nakagawa

Corporate Senior Vice President
Masayuki Nozoe

Corporate Senior Vice President
Tsutomu Yamashita

Corporate Senior Vice President
Tetsujiro Kondo

Corporate Senior Vice President
Kiyoshi Nishitani

Corporate Senior Vice President
Tsutomu Niimura

Corporate Vice President
Ryoji Chubachi

Corporate Vice President
Yoshiyuki Kamon

Corporate Vice President
Takeo Kaji

Corporate Vice President
Kozo Kaminaga

Corporate Vice President
Keiji Kimura

Corporate Research Fellow (Corporate Vice President)
Yoshifumi Mori

Corporate Research Fellow (Corporate Vice President)
Shigeo Kubota

Corporate Research Fellow (Corporate Vice President)
Akira Iga

Corporate Research Fellow (Corporate Vice President)
Norihisa Shirota

Corporate Vice President
Mitsuru Inaba

Corporate Vice President
Kazuo Yamagiwa

Corporate Vice President
Hiroyuki Matsumoto

Group Executive Officers

Ken Iwaki
Akiyoshi Kawashima
Masayoshi Morimoto
Shigeo Maruyama
Katsumi Ihara
Tadakatsu Hasebe
Masao Morita
Yoshihide Nakamura
Akira Kubota
Michiaki Tsurumi
Thomas D. Mottola
John Calley
Otto G. Zich
Jean-Michel Perbet
Masahiro Oki
Senji Yamamoto
Fujio Nishida
Nobuyuki Oneda
Edward Grebow
Masao Tomioka
Eiji Kishi
Fujio Sugano
Takeshi Matsunobu
Kei Kodera
Akira Sato
Kenji Kitatani
Hiroshi Shoda

(As of April 25, 2002)

Financial Section

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

	Yen in millions		Dollars in millions
	2001	2002	2002
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 607,245	¥683,800	$5,141
Time deposits	5,909	5,176	39
Marketable securities	90,094	162,147	1,219
Notes and accounts receivable, trade	1,404,952	1,363,652	10,253
Allowance for doubtful accounts and sales returns	(109,648)	(120,826)	(908)
Inventories	942,876	673,437	5,063
Deferred income taxes	141,473	134,299	1,010
Prepaid expenses and other current assets	394,573	435,527	3,275
Total current assets	3,477,474	3,337,212	25,092
Film costs	297,617	313,054	2,354
Investments and advances:			
Affiliated companies	104,032	131,068	985
Securities investments and other	1,284,956	1,566,739	11,780
	1,388,988	1,697,807	12,765
Property, plant and equipment:			
Land	190,394	195,292	1,468
Buildings	828,554	891,436	6,703
Machinery and equipment	2,113,005	2,216,347	16,664
Construction in progress	165,047	66,825	503
	3,297,000	3,369,900	25,338
Less – Accumulated depreciation	1,862,701	1,958,234	14,724
	1,434,299	1,411,666	10,614
Other assets:			
Intangibles, net	221,289	245,639	1,847
Goodwill, net	305,159	317,240	2,385
Deferred insurance acquisition costs	270,022	308,204	2,317
Other	433,118	554,973	4,173
	1,229,588	1,426,056	10,722
	¥7,827,966	¥8,185,795	$61,547

	Yen in millions		Dollars in millions
	2001	2002	2002
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	¥185,535	¥113,277	$852
Current portion of long-term debt	170,838	240,786	1,810
Notes and accounts payable, trade	925,021	767,625	5,772
Accounts payable, other and accrued expenses	807,532	869,533	6,538
Accrued income and other taxes	133,031	105,470	793
Deposits from customers in the banking business	–	106,472	801
Other	424,783	355,333	2,671
Total current liabilities	2,646,740	2,558,496	19,237
Long-term liabilities:			
Long-term debt	843,687	838,617	6,305
Accrued pension and severance costs	220,787	299,089	2,249
Deferred income taxes	175,148	159,573	1,200
Future insurance policy benefits and other	1,366,013	1,680,418	12,635
Other	241,101	255,824	1,922
	2,846,736	3,233,521	24,311
Minority interest in consolidated subsidiaries	19,037	23,368	176
Stockholders' equity:			
Subsidiary tracking stock, 2001–¥50 par value, 2002–no par value –			
2001–Authorized 100,000,000 shares, none outstanding	–		
2002–Authorized 100,000,000 shares, outstanding 3,072,000 shares		3,917	30
Common stock, 2001–¥50 par value, 2002–no par value –			
2001–Authorized 3,500,000,000 shares, outstanding 919,617,134 shares	472,002		
2002–Authorized 3,500,000,000 shares, outstanding 919,744,355 shares		472,189	3,550
Additional paid-in capital	962,401	968,223	7,280
Retained earnings	1,217,110	1,209,262	9,092
Accumulated other comprehensive income –			
Unrealized gains on securities	44,516	22,997	173
Unrealized losses on derivative instruments	–	(711)	(5)
Minimum pension liability adjustment	(49,812)	(72,040)	(542)
Foreign currency translation adjustments	(323,271)	(225,839)	(1,698)
	(328,567)	(275,593)	(2,072)
Treasury stock, at cost			
(2001 –1,221,934 shares, 2002 –1,239,304 shares)	(7,493)	(7,588)	(57)
	2,315,453	2,370,410	17,823
Commitments and contingent liabilities			
	¥7,827,966	¥8,185,795	$61,547

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions			Dollars in millions
	2000	2001	2002	2002
Sales and operating revenue:				
Net sales	¥6,238,401	¥6,829,003	¥7,058,755	$53,073
Financial service revenue	412,988	447,147	483,313	3,634
Other operating revenue	35,272	38,674	36,190	272
	6,686,661	7,314,824	7,578,258	56,979
Costs and expenses:				
Cost of sales	4,595,086	5,046,694	5,239,592	39,395
Selling, general and administrative	1,478,692	1,613,069	1,742,856	13,104
Financial service expenses	389,679	429,715	461,179	3,468
	6,463,457	7,089,478	7,443,627	55,967
Operating income	223,204	225,346	134,631	1,012
Other income:				
Interest and dividends	17,700	18,541	16,021	120
Royalty income	21,704	29,302	33,512	252
Foreign exchange gain, net	27,466	–	–	–
Gain on sales of securities investments and other, net	28,099	41,708	1,398	11
Gain on issuances of stock by equity investees	727	18,030	503	4
Other	50,603	60,073	44,894	337
	146,299	167,654	96,328	724
Other expenses:				
Interest	42,030	43,015	36,436	274
Loss on devaluation of securities investments	2,015	4,230	18,458	139
Foreign exchange loss, net	–	15,660	31,736	239
Other	61,148	64,227	51,554	386
	105,193	127,132	138,184	1,038
Income before income taxes	264,310	265,868	92,775	698
Income taxes:				
Current	120,803	121,113	114,930	864
Deferred	(26,159)	(5,579)	(49,719)	(374)
	94,644	115,534	65,211	490
Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	169,666	150,334	27,564	208
Minority interest in income (loss) of consolidated subsidiaries	10,001	(15,348)	(16,240)	(121)
Equity in net losses of affiliated companies	37,830	44,455	34,472	259
Income before cumulative effect of accounting changes	121,835	121,227	9,332	70
Cumulative effect of accounting changes (2001: Including ¥491 million income tax expense 2002: Net of income taxes of ¥2,975 million)	–	(104,473)	5,978	45
Net income	¥121,835	¥16,754	¥15,310	$115

(Continued on following page.)

	Yen			Dollars
	2000	2001	2002	2002
Per share data:				
Common stock				
Income before cumulative effect of accounting changes				
– Basic	¥144.58	¥132.64	**¥10.21**	**$0.08**
– Diluted	131.70	124.36	**10.18**	**0.08**
Cumulative effect of accounting changes				
– Basic	–	(114.31)	**6.51**	**0.05**
– Diluted	–	(105.08)	**6.49**	**0.05**
Net income				
– Basic	144.58	18.33	**16.72**	**0.13**
– Diluted	131.70	19.28	**16.67**	**0.13**
Cash dividends	25.00	25.00	**25.00**	**0.19**
Subsidiary tracking stock				
Net income (loss)				
– Basic	–	–	**(15.87)**	**(0.12)**
Cash dividends	–	–	**–**	**–**

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions			Dollars in millions
	2000	2001	2002	2002
Cash flows from operating activities:				
Net income	¥121,835	¥16,754	¥15,310	$115
Adjustments to reconcile net income to net cash *provided by operating activities –*				
Depreciation and amortization, including amortization of deferred insurance acquisition costs	306,505	348,268	354,135	2,663
Amortization of film costs	376,067	244,649	242,614	1,824
Accrual for pension and severance costs, less payments	22,860	21,759	14,995	113
Loss on sale, disposal or impairment of long-lived assets, net	17,423	24,304	49,862	375
Gain on securities contribution to employee retirement benefit trust	–	(11,120)	–	–
Gain on sales of securities investments and other, net	(28,099)	(41,708)	(1,398)	(11)
Gain on issuances of stock by equity investees	(727)	(18,030)	(503)	(4)
Deferred income taxes	(26,159)	(5,579)	(49,719)	(374)
Equity in net losses of affiliated companies, net of dividends	38,699	47,219	37,537	282
Cumulative effect of accounting changes	–	104,473	(5,978)	(45)
Changes in assets and liabilities:				
(Increase) decrease in notes and accounts receivable, trade	(132,566)	(177,484)	111,301	837
(Increase) decrease in inventories	(34,792)	(103,085)	290,872	2,187
Increase in film costs (after adjustment for cumulative effect of an accounting change)	(411,103)	(269,004)	(236,072)	(1,775)
Increase (decrease) in notes and accounts payable, trade	110,207	95,213	(172,626)	(1,298)
Increase (decrease) in accrued income and other taxes	(15,433)	38,749	(39,589)	(298)
Increase in future insurance policy benefits and other	210,936	241,140	314,405	2,364
Increase in deferred insurance acquisition costs	(62,821)	(68,927)	(71,522)	(538)
Increase in marketable securities held in the insurance business for trading purpose	(25,326)	(20,000)	(55,661)	(418)
Changes in other current assets and liabilities, net	87,328	71,193	(13,875)	(104)
Other	(697)	5,983	(46,492)	(349)
Net cash provided by operating activities	¥554,137	¥544,767	¥737,596	$5,546

(Continued on following page.)

	Yen in millions			Dollars in millions
	2000	2001	2002	2002
Cash flows from investing activities:				
Payments for purchases of fixed assets	¥(403,013)	¥(468,019)	¥(388,514)	$(2,921)
Proceeds from sales of fixed assets	29,077	26,704	37,434	281
Payments for investments and advances by financial service business	(178,907)	(329,319)	(705,796)	(5,307)
Payments for investments and advances (other than financial service business)	(104,990)	(119,816)	(89,580)	(674)
Proceeds from sales and maturities of securities investments and other and collections of advances by financial service business	100,621	93,226	345,112	2,595
Proceeds from sales of securities investments and other and collections of advances (other than financial service business)	83,072	64,381	25,080	189
Payments for purchases of marketable securities	(44,725)	(17,002)	(964)	(7)
Proceeds from sales of marketable securities	78,368	29,883	8,889	67
Decrease in time deposits	15,930	914	1,222	9
Net cash used in investing activities	(424,567)	(719,048)	(767,117)	(5,768)
Cash flows from financing activities:				
Proceeds from issuance of long-term debt	30,783	195,118	228,999	1,722
Payments of long-term debt	(99,454)	(143,258)	(171,739)	(1,291)
Increase (decrease) in short-term borrowings	19,824	106,245	(78,104)	(587)
Increase in deposits from customers in the banking business	–	–	106,472	801
Proceeds from issuance of subsidiary tracking stock	–	–	9,529	72
Dividends paid	(20,589)	(22,774)	(22,951)	(173)
Other	1,361	(889)	12,834	95
Net cash provided by (used in) financing activities	(68,075)	134,442	85,040	639
Effect of exchange rate changes on cash and cash equivalents	(27,641)	21,020	21,036	158
Net increase (decrease) in cash and cash equivalents	33,854	(18,819)	76,555	575
Cash and cash equivalents at beginning of year	592,210	626,064	607,245	4,566
Cash and cash equivalents at end of year	¥626,064	¥607,245	¥683,800	$5,141
Supplemental data:				
Cash paid during the year for –				
Income taxes	¥132,891	¥93,629	¥148,154	$1,114
Interest	43,668	47,806	35,371	266
Non-cash investing and financing activities –				
Integration of three listed subsidiaries through exchange offerings				
Fair value of assets acquired	¥282,488	–	–	–
Deferred tax liabilities thereon	(46,794)	–	–	–
Minority interest eliminated	112,242	–	–	–
Net	¥347,936	–	–	–
Contribution of assets into an affiliated company	–	–	¥10,545	$79

Consolidated Statements of Changes in Stockholders' Equity

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions					
	Common stock	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 1999	¥416,373	¥559,236	¥1,123,591	¥ (269,896)	¥ (5,639)	¥1,823,665
Exercise of stock purchase warrants	1,025	1,025				2,050
Conversion of convertible bonds	32,503	32,494				64,997
Stock issued under exchange offerings	1,649	346,287				347,936
Common stock warrants		686				686
Comprehensive income:						
Net income			121,835			121,835
Other comprehensive income, net of tax –						
Unrealized gains on securities:						
Unrealized holding gains or losses arising during the period				52,819		52,819
Less: Reclassification adjustment for gains or losses included in net income				(14,387)		(14,387)
Minimum pension liability adjustment				5,321		5,321
Foreign currency translation adjustments				(199,173)		(199,173)
Total comprehensive income						(33,585)
Dividends declared			(21,665)			(21,665)
Purchase of treasury stock					(8,697)	(8,697)
Reissuance of treasury stock		988			6,531	7,519
Balance at March 31, 2000	451,550	940,716	1,223,761	(425,316)	(7,805)	2,182,906
Exercise of stock purchase warrants	297	297				594
Conversion of convertible bonds	20,151	20,143				40,294
Stock issued under exchange offerings	4	1,069				1,073
Comprehensive income:						
Net income			16,754			16,754
Other comprehensive income, net of tax –						
Unrealized gains on securities:						
Unrealized holding gains or losses arising during the period				(7,490)		(7,490)
Less: Reclassification adjustment for gains or losses included in net income				(9,909)		(9,909)
Minimum pension liability adjustment				(46,134)		(46,134)
Foreign currency translation adjustments				160,282		160,282
Total comprehensive income						113,503
Stock issue costs, net of tax			(466)			(466)
Dividends declared			(22,939)			(22,939)
Purchase of treasury stock					(2,123)	(2,123)
Reissuance of treasury stock		176			2,435	2,611
Balance at March 31, 2001	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453

(Continued on following page.)

	Yen in millions						
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2001	—	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453
Exercise of stock purchase warrants		26	26				52
Conversion of convertible bonds		161	162				323
Issuance of subsidiary tracking stock	¥3,917		5,612				9,529
Comprehensive income:							
Net income				15,310			15,310
Other comprehensive income, net of tax –							
Unrealized gains on securities:							
Unrealized holding gains or losses arising during the period					(20,243)		(20,243)
Less: Reclassification adjustment for gains or losses included in net income					(1,276)		(1,276)
Unrealized losses on derivative instruments:							
Cumulative effect of an accounting change					1,089		1,089
Unrealized holding gains or losses arising during the period					2,437		2,437
Less: Reclassification adjustment for gains or losses included in net income					(4,237)		(4,237)
Minimum pension liability adjustment					(22,228)		(22,228)
Foreign currency translation adjustments					97,432		97,432
Total comprehensive income							68,284
Stock issue costs, net of tax				(166)			(166)
Dividends declared				(22,992)			(22,992)
Purchase of treasury stock						(468)	(468)
Reissuance of treasury stock			22			373	395
Balance at March 31, 2002	¥3,917	¥472,189	¥968,223	¥1,209,262	¥(275,593)	¥(7,588)	¥2,370,410

(Continued on following page.)

	Dollars in millions						
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2001	–	$3,549	$7,236	$9,151	$(2,470)	$(56)	$17,410
Exercise of stock purchase warrants		0	0				0
Conversion of convertible bonds		1	2				3
Issuance of subsidiary tracking stock	$30		42				72
Comprehensive income:							
Net income				115			115
Other comprehensive income, net of tax –							
Unrealized gains on securities:							
Unrealized holding gains or losses arising during the period					(152)		(152)
Less: Reclassification adjustment for gains or losses included in net income					(10)		(10)
Unrealized losses on derivative instruments:							
Cumulative effect of an accounting change					8		8
Unrealized holding gains or losses arising during the period					18		18
Less: Reclassification adjustment for gains or losses included in net income					(31)		(31)
Minimum pension liability adjustment					(167)		(167)
Foreign currency translation adjustments					732		732
Total comprehensive income							513
Stock issue costs, net of tax				(1)			(1)
Dividends declared				(173)			(173)
Purchase of treasury stock						(4)	(4)
Reissuance of treasury stock			0			3	3
Balance at March 31, 2002	$30	$3,550	$7,280	$9,092	$(2,072)	$(57)	$17,823

Quarterly Financial and Stock Information

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

(Unaudited)

	Yen in billions except per share amounts							
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**
Sales and operating revenue	¥1,565.1	**¥1,633.5**	¥1,690.9	**¥1,780.9**	¥2,129.6	**¥2,279.3**	¥1,929.2	**¥1,884.6**
Operating income (loss)	30.6	**3.0**	53.1	**(3.4)**	144.8	**158.6**	(3.2)	**(23.6)**
Income (loss) before income taxes	36.9	**(14.3)**	76.9	**0.6**	136.2	**119.3**	16.0	**(12.8)**
Income taxes	17.2	**20.3**	38.0	**14.8**	53.0	**39.0**	7.3	**(8.9)**
Income (loss) before cumulative effect of accounting changes	12.0	**(36.1)**	18.7	**(13.2)**	74.8	**64.0**	15.8	**(5.5)**
Net income (loss)	(92.4)	**(30.1)**	18.7	**(13.2)**	74.8	**64.0**	15.8	**(5.5)**
Per share data								
Income (loss) before cumulative effect of accounting changes								
—Basic	¥ 13.21	**¥ (39.26)**	¥ 20.43	**¥ (14.34)**	¥ 81.72	**¥ 69.72**	¥ 17.20	**¥ (5.91)**
—Diluted	12.71	**(39.26)**	19.38	**(14.34)**	75.82	**64.87**	16.46	**(5.91)**
Net income (loss)								
—Basic	(101.48)	**(32.75)**	20.43	**(14.34)**	81.72	**69.72**	17.20	**(5.91)**
—Diluted	(92.34)	**(32.75)**	19.38	**(14.34)**	75.82	**64.87**	16.46	**(5.91)**
Depreciation and amortization*	¥ 79.8	**¥ 80.0**	¥ 83.0	**¥ 87.5**	¥ 87.2	**¥ 94.6**	¥ 98.2	**¥ 92.0**
Capital expenditures (additions to fixed assets)	81.6	**86.1**	88.2	**93.3**	90.5	**75.2**	205.0	**72.1**
R&D expenses	90.3	**103.2**	108.1	**123.2**	100.0	**98.9**	118.3	**107.9**
Tokyo Stock Exchange price per share of Common Stock**:								
High	¥ 15,000	**¥ 10,200**	¥ 12,480	**¥ 8,150**	¥ 10,800	**¥ 6,200**	¥ 9,370	**¥ 7,200**
Low	9,490	**8,100**	9,900	**4,210**	7,560	**3,980**	8,040	**5,540**
New York Stock Exchange price per American Depositary Share**:								
High	$ 137.56	**$ 85.50**	$ 116.25	**$ 65.75**	$ 98.69	**$ 49.86**	$ 76.90	**$ 56.59**
Low	90.25	**65.80**	90.44	**33.20**	69.38	**33.72**	65.95	**41.00**

* *Including amortization expenses for intangible assets and for deferred insurance acquisition costs.*

** *Stock price data are based on daily closing prices.*

Notes:

1. *In July 2001, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142 "Goodwill and Other Intangible Assets". Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion ($142 million)*
2. *On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133". As a result, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion ($23 million), ¥3.4 billion ($26 million) and ¥2.2 billion ($16 million), respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.*
3. *In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force ("EITF") Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which was later codified along with other similar issues into EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" ("EITF No. 01-09"), retroactive to April 1, 2001. As a result, Sony has restated sales and operating revenue for the first three quarters of the year ended March 31, 2002.*
4. *In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films". Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.*
5. *In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time no-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of "Net income" for a change in accounting principle. Sony has restated its financial results for the first three quarters of the year ended March 31, 2001.*

Five-Year Summary of Selected Financial Data

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions except per share amounts					Dollars in millions except per share amounts
	1998	1999	2000	2001	2002	2002
FOR THE YEAR						
Sales and operating revenue	¥6,761,004	¥6,804,182	¥6,686,661	¥7,314,824	¥7,578,258	$56,979
Operating income	514,094	338,061	223,204	225,346	134,631	1,012
Income before income taxes	459,263	377,691	264,310	265,868	92,775	698
Income taxes	214,868	176,973	94,644	115,534	65,211	490
Income before cumulative effect of accounting changes	222,068	179,004	121,835	121,227	9,332	70
Net income	222,068	179,004	121,835	16,754	15,310	115
Per share data*:						
Common stock						
Income before cumulative effect of accounting changes						
—Basic	¥ 278.85	¥ 218.43	¥ 144.58	¥ 132.64	¥ 10.21	$ 0.08
—Diluted	241.68	195.51	131.70	124.36	10.18	0.08
Net income						
—Basic	278.85	218.43	144.58	18.33	16.72	0.13
—Diluted	241.68	195.51	131.70	19.28	16.67	0.13
Cash dividends	30.00	25.00	25.00	25.00	25.00	0.19
Number of weighted-average shares for basic per share data (thousands of shares)	796,363	819,506	842,679	913,932	918,462	
Subsidiary tracking stock						
Net income (loss)						
—Basic	–	–	–	–	(15.87)	(0.12)
Cash dividends	–	–	–	–	–	–
Number of weighted-average shares for basic per share data (thousands of shares)	–	–	–	–	3,072	
Depreciation and amortization**	¥ 301,665	¥ 307,173	¥ 306,505	¥ 348,268	¥ 354,135	$ 2,663
Capital expenditures (additions to fixed assets)	387,955	353,730	435,887	465,209	326,734	2,457
R&D expenses	318,044	375,314	394,479	416,708	433,214	3,257
AT YEAR-END						
Net working capital	¥1,045,943	¥1,030,463	¥ 861,674	¥ 830,734	¥ 778,716	$ 5,855
Stockholders' equity	1,815,555	1,823,665	2,182,906	2,315,453	2,370,410	17,823
Stockholders' equity per share attributable to common stock*	¥ 2,230.69	¥ 2,224.35	¥ 2,409.36	¥ 2,521.19	¥ 2,570.31	$ 19.33
Total assets	¥6,403,043	¥6,299,053	¥6,807,197	¥7,827,966	¥8,185,795	$61,547
Number of shares issued at year-end (thousands of shares)*						
Common stock	407,195	410,439	453,639	919,617	919,744	
Subsidiary tracking stock	–	–	–	–	3,072	

* *Per share data prior to the year ended March 31, 2001 have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. However, no adjustment to reflect such stock split has been made to the number of shares issued at prior year-ends.*

** *Including amortization of deferred insurance acquisition costs.*

Notes:
1. *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.*
2. *Cash dividends per share of common stock for the year ended March 31, 2002 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.*
3. *In July 2001, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142 "Goodwill and Other Intangible Assets". Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion ($142 million).*
4. *On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133". As a result, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion ($23 million), ¥3.4 billion ($26 million) and ¥2.2 billion ($16 million), respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.*
5. *In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films". Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.*
6. *In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time non-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of "Net income" for a change in accounting principle.*

Segment Information

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

Sales and Operating Revenue by Business Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	**2002**	**2002**
Electronics—				
Customers	¥4,397,202	¥4,999,428	**¥4,793,039**	**$36,038**
Intersegment	273,800	473,966	**517,407**	**3,890**
Total	4,671,002	5,473,394	**5,310,446**	**39,928**
Game—				
Customers	630,662	646,147	**986,529**	**7,418**
Intersegment	24,074	14,769	**17,185**	**129**
Total	654,736	660,916	**1,003,714**	**7,547**
Music—				
Customers	665,047	571,003	**588,191**	**4,422**
Intersegment	41,837	41,110	**54,649**	**411**
Total	706,884	612,113	**642,840**	**4,833**
Pictures—				
Customers	494,332	555,227	**635,841**	**4,781**
Intersegment	394	0	**0**	**0**
Total	494,726	555,227	**635,841**	**4,781**
Financial Services—				
Customers	412,988	447,147	**483,313**	**3,634**
Intersegment	25,774	31,677	**28,932**	**218**
Total	438,762	478,824	**512,245**	**3,852**
Other—				
Customers	86,430	95,872	**91,345**	**686**
Intersegment	55,132	60,526	**55,042**	**414**
Total	141,562	156,398	**146,387**	**1,100**
Elimination	(421,011)	(622,048)	**(673,215)**	**(5,062)**
Consolidated total	¥6,686,661	¥7,314,824	**¥7,578,258**	**$56,979**

Note: Electronics intersegment amounts primarily consist of transactions with the Game business. Music intersegment amounts primarily consist of transactions with Game and Pictures businesses. Other intersegment amounts primarily consist of transactions with the Electronics business.

«Electronics Sales and Operating Revenue to Customers by Product Category»

	2000	2001	**2002**	**2002**
Audio	¥ 733,431	¥ 756,393	**¥ 747,469**	**$5,620**
	16.7%	15.1%	**15.6%**	
Video	665,429	791,465	**806,401**	**6,063**
	15.1	15.8	**16.8**	
Televisions	636,213	703,698	**747,877**	**5,623**
	14.5	14.1	**15.6**	
Information and communications	1,031,661	1,322,818	**1,227,685**	**9,231**
	23.5	26.5	**25.6**	
Semiconductors	164,196	237,668	**182,276**	**1,371**
	3.7	4.7	**3.8**	
Components	568,387	612,520	**572,465**	**4,304**
	12.9	12.3	**12.0**	
Other	597,885	574,866	**508,866**	**3,826**
	13.6	11.5	**10.6**	
Total	¥4,397,202	¥4,999,428	**¥4,793,039**	**$36,038**

Note: The above table is a breakdown of Electronics sales and operating revenue to customers by product category. The Electronics business is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2001, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results of the previous years have been reclassified to conform to the presentation for the year ended March 31, 2002. Sales of mobile phones are no longer recorded in the "Information and Communications" category as of the third quarter of the current fiscal year. From the third quarter, sales of mobile phones manufactured for Sony Ericsson Mobile Communications are recorded in the "Other" product category.

Profit or Loss by Business Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Operating income (loss):				
Electronics	¥ 98,573	¥ 247,083	¥ (8,237)	$ (62)
Game	76,935	(51,118)	82,915	623
Music	28,293	20,502	20,175	152
Pictures	35,920	4,315	31,266	235
Financial Services	23,309	17,432	22,134	166
Other	(9,648)	(9,374)	(8,584)	(64)
Total	253,382	228,840	139,669	1,050
Elimination	10,520	13,503	16,207	122
Unallocated amounts:				
Corporate expenses	(40,698)	(16,997)	(21,245)	(160)
Consolidated operating income	223,204	225,346	134,631	1,012
Other income	146,299	167,654	96,328	724
Other expenses	(105,193)	(127,132)	(138,184)	(1,038)
Consolidated income before income taxes	¥ 264,310	¥ 265,868	¥ 92,775	$ 698

Other Significant Items by Business Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Depreciation and amortization:				
Electronics	¥212,097	¥212,728	¥215,128	$1,618
Game	13,414	37,497	49,655	373
Music	32,807	34,648	34,835	262
Pictures	10,599	11,853	10,619	80
Financial Services, including deferred insurance acquisition costs	30,316	44,995	37,227	280
Other	4,227	4,542	4,728	35
Total	303,460	346,263	352,192	2,648
Corporate	3,045	2,005	1,943	15
Consolidated total	¥306,505	¥348,268	¥354,135	$2,663
Capital expenditures for segment assets:				
Electronics	¥227,079	¥285,385	¥222,991	$1,677
Game	118,960	108,168	47,822	360
Music	24,644	37,776	21,535	162
Pictures	11,947	11,020	11,501	86
Financial Services	43,332	9,341	16,023	120
Other	7,691	11,829	3,578	27
Total	433,653	463,519	323,450	2,432
Corporate	2,234	1,690	3,284	25
Consolidated total	¥435,887	¥465,209	¥326,734	$2,457

Assets by Business Segment

	Yen in millions			Dollars in millions*
	March 31			March 31,
	2000	2001	2002	2002
Total assets:				
Electronics	¥3,067,835	¥3,524,209	¥3,245,009	$24,399
Game	446,085	690,737	722,021	5,429
Music	742,678	747,360	739,283	5,558
Pictures	807,033	887,806	960,266	7,220
Financial Services	1,668,789	2,074,234	2,496,052	18,767
Other	151,079	207,947	177,903	1,338
Total	6,883,499	8,132,293	8,340,534	62,711
Elimination	(229,500)	(432,376)	(260,638)	(1,960)
Corporate assets	153,198	128,049	105,899	796
Consolidated total	¥6,807,197	¥7,827,966	¥8,185,795	$61,547

Sales and Operating Revenue by Geographic Segment

	Yen in millions			Dollars in millions*
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Japan	¥2,121,249	¥2,400,777	¥2,248,115	$16,903
	31.7%	32.8%	29.7%	
United States	2,027,129	2,179,833	2,461,523	18,508
	30.3	29.8	32.5	
Europe	1,470,447	1,473,780	1,609,111	12,098
	22.0	20.2	21.2	
Other Areas	1,067,836	1,260,434	1,259,509	9,470
	16.0	17.2	16.6	
Total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979

Note: *Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers*

* *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.*

Sales and operating revenue and operating income


(Billion ¥)
(Billion ¥)
8,000
6,000
4,000
2,000
0
1,200
1,000
800
600
400
200
0
7.6%
5.0%
3.3%
3.1%
1.8%
98
99
00
01
02

Sales and operating revenue (left)
Operating income (right)
Operating margin

* Year ended March 31

Cost of sales and selling, general and administrative expenses (SGA), as percentages of sales


(%)
(%)
75
74
73
72
71
70
25
24
23
22
21
20
98
99
00
01
02

Cost of sales/sales (left)
SGA/sales (right)

* Year ended March 31
* Excluding the Financial Services business

Research and development expenses and as percentage of sales


(Billion ¥)
(%)
500
400
300
200
100
0
10
8
6
4
2
0
4.9%
5.8%
6.3%
6.1%
6.1%
98
99
00
01
02

Research and development expenses
Percentage of sales

* Year ended March 31
* Excluding the Financial Services business

Share of sales and operating revenue and operating income by business segment


(%)
2
6
8
14
20
64

Electronics
Game
Music
Pictures
Financial Services
Other

Outside: Sales and operating revenue
Inside: Operating income

* Year ended March 31, 2002
* Including intersegment transactions
* Operating income charts are calculated as if operating losses in the Electronics and the Other segments were 0.

Sales and operating income in the Electronics business


(Billion ¥)
(Billion ¥)
6,000
5,000
4,000
3,000
2,000
1,000
0
1,500
1,000
500
0
-250
6.6%
2.6%
2.1%
4.5%
-0.2%
98
99
00
01
02
Sales (left)
Operating income (right)
Operating margin

* Year ended March 31

Sales and operating income in the Game business


(Billion ¥)
(Billion ¥)
1,200
1,000
800
600
400
200
0
300
200
100
0
-100
16.1%
17.4%
11.8%
-7.7%
8.3%
98
99
00
01
02
Sales (left)
Operating income (right)
Operating margin

* Year ended March 31

Sales and operating income in the Music business


(Billion ¥)
(Billion ¥)
1,200
1,000
800
600
400
200
0
300
200
100
0
-100
7.5%
4.8%
4.0%
3.3%
3.1%
98
99
00
01
02
Sales (left)
Operating income (right)
Operating margin

* Year ended March 31

Sales and operating income in the Pictures business


(Billion ¥)
(Billion ¥)
1,200
1,000
800
600
400
200
0
300
200
100
0
-100
5.7%
7.1%
7.3%
0.8%
4.9%
98
99
00
01
02
Sales (left)
Operating income (right)
Operating margin

* Year ended March 31

Revenue and operating income in the Financial Services business


(Billion ¥)
(Billion ¥)
1,200
1,000
800
600
400
200
0
300
200
100
0
-100
6.5%
5.3%
5.3%
3.6%
4.3%
98
99
00
01
02
Financial Services revenue (left)
Operating income (right)
Operating margin

* Year ended March 31

Sales and operating income in the Other business


(Billion ¥)
(Billion ¥)
1,200
1,000
800
600
400
200
0
300
200
100
0
-100
-25.2%
-3.0%
-6.8%
-6.0%
-5.9%
98
99
00
01
02
Sales (left)
Operating income (right)
Operating margin

* Year ended March 31

Net income and ROE


(Billion ¥)
(%)
250
200
150
100
50
0
25
20
15
10
5
0
13.6%
9.8%
6.1%
0.7%
0.7%
98
99
00
01
02

Net income
ROE

* Year ended March 31

Net income per share


(¥)
300
200
100
0
98
99
00
01
02

Basic
Diluted

* Year ended March 31
* Restated to reflect the two-for-one stock split effective May 19, 2000

Interest-bearing liabilities


(Billion ¥)
1,500
1,000
500
0
98
99
00
01
02

Short-term (Including the current portion of long-term debt)
Long-term

* As of March 31

Stockholders' equity and stockholders' equity ratio


(Billion ¥)
(%)
2,500
2,000
1,500
1,000
500
0
50
40
30
20
10
0
28.4%
29.0%
32.1%
29.6%
29.0%
98
99
00
01
02

Stockholders' equity
Stockholders' equity ratio

* As of March 31

Stockholders' equity per share


(¥)
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02

* As of March 31
* Restated to reflect the two-for-one stock split effective May 19, 2000

Cash flows


(Billion ¥)
800
600
400
200
0
-200
-400
-600
-800
98
99
00
01
02

Cash flows from operating activities
Cash flows from investing activities
Cash flows from financing activities

* Year ended March 31

Depreciation and amortization


(Billion ¥)
400
300
200
100
0
98
99
00
01
02

* Year ended March 31
* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Capital expenditures (additions to fixed assets on the balance sheets)


(Billion ¥)
500
400
300
200
100
0
98
99
00
01
02

* Year ended March 31

Stock Information

OWNERSHIP AND DISTRIBUTION OF SHARES

(Year ended March 31)

	2000		2001		**2002**	
	Number of Shares Held	Number of Shareholders	Number of Shares Held	Number of Shareholders	Number of Shares Held	Number of Shareholders
Foreign Institutions and Individuals	202,139,192	1,617	364,695,373	1,753	**356,678,842**	**1,667**
Japanese Financial Institutions	131,467,620	425	270,007,301	551	**260,533,688**	**485**
Japanese Individuals and Others	84,734,859	346,044	216,415,427	609,821	**253,033,597**	**717,141**
Other Japanese Corporations	31,674,049	4,180	55,029,317	5,666	**47,924,895**	**5,755**
Japanese Securities Firms	3,623,543	70	13,469,716	97	**4,650,333**	**76**
Total	453,639,163	352,336	919,617,134	617,888	**922,816,355**	**725,124**


Foreign Institutions and Individuals
Japanese Financial Institutions
Japanese Individuals and Others
Other Japanese Corporations
Japanese Securities Firms
2000
44.5%
7.0%
0.8%
2001
39.6%
6.0%
1.5%
2002
38.7%
5.2%
0.5%

STOCK PRICE RANGE AND TRADING VOLUME ON THE TOKYO STOCK EXCHANGE *(Year ended March 31)*


Stock Price and Nikkei Average (¥)
Nikkei Average
25,000
20,000
15,000
10,000
5,000
0
Trading Volume (million shares)
200
100
0
1998
1999
2000
2001
2002

Notes: 1. Monthly stock prices (high and low) and trading volume are based on Tokyo Stock Exchange trading
2. Nikkei Average is based on a simple average of monthly closing prices
3. Stock prices (high and low) have been adjusted to reflect the two-for-one stock split completed on May 19, 2000

(Year ended March 31)

	1998	1999	2000	2001	**2002**
Stock Price (¥)					
At year-end	5,650	5,475	14,500	8,900	**6,700**
High	6,350	6,745	16,950	15,100	**10,340**
Low	4,260	3,615	5,360	7,510	**3,960**
Annual Increase/Decrease	+ 30.6%	- 3.1%	+ 164.8%	- 38.6%	**- 24.7%**
Number of Shares Issued at Year-end (thousands of shares)	407,195	410,439	453,639	919,617	**922,816**
Market Capitalization at Year-end (trillion ¥)	4.60	4.49	13.16	8.18	**6.18**
Per Share Data (¥)					
Cash Dividends Applicable to the Year	30.0	25.0	25.0	25.0	**25.0**
Net Income (Diluted)	241.68	195.51	131.70	19.28	**16.67**
Stockholders' Equity	2,230.69	2,224.35	2,409.36	2,521.19	**2,570.31**

Notes: 1. Stock Prices are based on Tokyo Stock Exchange trading
2. Stock Prices and Cash Dividends have been adjusted to reflect the two-for-one stock split completed on May 19, 2000

New Directors

Members of the Board of Directors were elected at the June 20, 2002 Ordinary General Meeting of Shareholders.



Norio Ohga
Chairman of the Board, Director
(Born: January 29, 1930)

1959 Entered Sony Corporation
1964 Director, Sony Corporation
1970 President and Representative Director, CBS/Sony Records Corporation (later renamed Sony Music Entertainment (Japan) Inc.)
1982 President and Representative Director, Chief Operating Officer, Sony Corporation
1988 Chairman, Sony USA, Inc.
1989 President and Representative Director, Chief Executive Officer, Sony Corporation
1995 Chairman and Representative Director, Sony Corporation
2000 Chairman of the Board, Sony Corporation (to present)



Nobuyuki Idei
Chairman and Chief Executive Officer, Representative Director
(Born: November 22, 1937)

1960 Entered Sony Corporation
1979 General Manager, Audio Division, Audio Group, Sony Corporation
1988 Senior General Manager, Home Video Group, Sony Corporation
1989 Director, Sony Corporation
1990 Senior General Manager, Advertising & Marketing Communication Strategy Group, Sony Corporation
1994 Senior General Manager, Creative Communication Division, Sony Corporation
1995 President and Representative Director, Chief Operating Officer, Sony Corporation
1999 President and Representative Director, Chief Executive Officer, Sony Corporation
1999 Director, General Motors Corporation, U.S.A. (to present)
2000 Chairman and Chief Executive Officer, Representative Director, Sony Corporation (to present)
2001 Director, Nestlé S.A., Switzerland (to present)

Kunitake Ando
President and Chief Operating Officer, Representative Director
(Born: January 1, 1942)



1969 Entered Sony Corporation
1979 Managing Director, Sony Prudential Life Insurance Co., Ltd. (later renamed Sony Life Insurance Co., Ltd.)
1985 Deputy President, Sony Prudential Life Insurance Co., Ltd. (later renamed Sony Life Insurance Co., Ltd.)
1990 President & COO, Sony Engineering and Manufacturing of America
1994 Director, Sony Corporation
1996 President, Information Technology Company, Sony Corporation
1999 President & COO, Personal IT Network Company, Sony Corporation
2000 President and Chief Operating Officer, Representative Director, Sony Corporation (to present)



Teruhisa Tokunaka
Executive Deputy President and Chief Financial Officer, Representative Director
(Born: August 9, 1945)

1969 Entered Sony Corporation
1989 Deputy Senior General Manager, Corporate Strategy Group, Sony Corporation
1993 Executive Deputy President, Sony Computer Entertainment Inc.
1995 President, Sony Computer Entertainment Inc.
1999 Senior Managing Director and Chief Financial Officer, Sony Corporation
2000 Executive Deputy President and Chief Financial Officer, Representative Director, Sony Corporation (to present)



Minoru Morio
Vice Chairman, Director
(Born: May 20, 1939)

1963 Entered Sony Corporation
1988 Senior General Manager, Personal Video Systems Group, Sony Corporation
1988 Director, Sony Corporation
1990 Senior General Manager, Home Video Group, Sony Corporation
1993 Executive Deputy President, Sony Corporation
1994 President, Consumer A&V Products Company, Sony Corporation
2000 Vice Chairman, Director, Sony Corporation (to present)
2001 Director, Applied Materials, Inc., U.S.A. (to present)
2001 Chairman, Sony EMCS Corporation (to present)
2001 Director, Oki Electric Industry Co., Ltd. (to present)



Teruo Masaki
Corporate Senior Executive Vice President, Director
(Born: August 7, 1943)

1971 Entered Sony Corporation
1987 General Manager, Legal Division, Sony Corporation
1992 Deputy Senior General Manager, Legal and Intellectual Property Group, Sony Corporation
1997 Executive Vice President, Sony Corporation of America
1999 Senior Managing Director, Sony Corporation
2000 Corporate Senior Executive Vice President, Director, Sony Corporation (to present)



Howard Stringer
Director (Chairman and Chief Executive Officer of Sony Corporation of America)
(Born: February, 19, 1942)

1986 President, CBS News, U.S.A.
1988 President, CBS Broadcast Group, CBS Inc., U.S.A.
1995 Chairman and CEO, TELE-TV, U.S.A.
1997 President, Sony Corporation of America
1998 Chairman, Sony Electronics Inc. (to present)
1998 Chairman, Sony Pictures Entertainment Inc.
1998 Chairman and Chief Executive Officer, Sony Corporation of America (to present)
1999 Director, Sony Corporation (to present)
2000 President, Sony Broadband Entertainment Inc. (to present)



Ken Kutaragi
Director (President and Chief Executive Officer of Sony Computer Entertainment Inc.)
(Born: August 2, 1950)

1975 Entered Sony Corporation
1991 Manager, PS Project, Video Disc Player Group, Sony Corporation
1993 Senior Director, Sony Computer Entertainment Inc.
1999 Executive President, Sony Computer Entertainment Inc.
2000 Director, Sony Corporation (to present)
2001 President & CEO, Sony Computer Entertainment Inc. (to present)



Iwao Nakatani
Director (Director of Research, UFJ Institute Ltd.)
(Born: January 22, 1942)

1973 Received Ph.D. in Economics from Harvard University
1984 Professor, Faculty of Economics, Osaka University
1991 Professor, Faculty of Commerce, Hitotsubashi University, Tokyo
1999 Director, Sony Corporation (to present)
1999 Professor, School of Management and Information Sciences, Tama University
2000 Director of Research, SRIC Corporation (later renamed UFJ Institute Ltd.) (to present)
2001 President, Tama University (to present)



Göran Lindahl
Director (Former President and Chief Executive Officer of ABB Ltd.)
(Born: April 28, 1945)

1983 President, ASEA Transformers AB, Sweden
1985 President, ASEA Transmission AB, Sweden
1997 President and Chief Executive Officer, Asea Brown Boveri Ltd., Switzerland
1999 Director, LM Ericsson Telephone Co., Sweden
1999 Director, E.I. DuPont de Nemours, U.S.A. (to present)
2001 Director, Sony Corporation (to present)
2001 Director, Anglo American plc, U.K. (to present)



Akishige Okada
Director (Chairman of Sumitomo Mitsui Banking Corp.)
(Born: April 9, 1938)

1963 Joined the Mitsui Bank, Ltd.
1991 Director, The Mitsui Taiyo Kobe Bank, Ltd.
1995 Managing Director, The Sakura Bank, Ltd.
1996 Senior Managing Director, The Sakura Bank, Ltd.
1997 President, The Sakura Bank, Ltd.
2001 Chairman, Sumitomo Mitsui Banking Corp. (to present)
2002 Director, Sony Corporation

New Statutory Auditor

Tadasu Kawai was elected as an auditor at the Ordinary General Meeting of Shareholders held on June 20, 2002.

Statutory Auditors

An auditor Masasuke Ohmori was elected at the June 21, 2001, and auditors Akihisa Ohnishi and Takafumi Abe were elected at the June 29, 2000 Ordinary General Meetings of Shareholders, respectively.



Akihisa Ohnishi
Standing Statutory Auditor
(Born: March 10, 1937)

1961	Entered Sony Corporation
1977	Managing Director, Hispano Sony S.A.
1988	Senior General Manager, Accounting Group, Sony Corporation
1989	Director, Sony Corporation
1989	Senior General Manager, Corporate Planning Group, Sony Corporation (concurrent with prior position)
1993	Standing Statutory Auditor, Sony Corporation (to present)



Takafumi Abe
Standing Statutory Auditor
(Born: July 20, 1938)

1986	General Manager, Singapore Branch, The Mitsui Bank, Ltd.
1989	Director, The Mitsui Bank, Limited
1992	Managing Director, and General Manager, New York Branch, The Sakura Bank, Ltd.
1996	Counsellor, The Sakura Bank, Ltd.
1997	President, Sakura Asset Management Co., Ltd.
1997	President, Sakura Investment Management Co., Ltd.
2000	Standing Statutory Auditor, Sony Corporation (to present)



Tadasu Kawai
Standing Statutory Auditor
(Born: May 7, 1941)

1964	Entered Sony Shoji Co., Ltd. (Sony's domestic sales company)
1980	General Manager, Sony Overseas S.A. (Swiss entity)
1995	President and Chief Operating Officer, Sony of Canada Ltd.
1996	Deputy President, Sony Corporation of America
1997	Corporate Vice President, Sony Corporation
1999	Officer in Charge of Customer Service Center, Sony Corporation (later renamed Customer Satisfaction Center)
2001	Officer in Charge of Global Audit, Sony Corporation
2002	Standing Statutory Auditor, Sony Corporation



Masasuke Ohmori
Statutory Auditor
(Born: May 11, 1937)

1978	Manager, Civil Affairs Bureau of the Ministry of Justice/Prosecutor
1982	Counselor, Civil Affairs Bureau of the Ministry of Justice/Prosecutor
1983	Counselor, The Law Branch of the Cabinet
1992	Deputy Director-General, The Law branch of the Cabinet
1996	Director-General, The Law branch of the Cabinet
2000	Guest Professor, Department of Law, Waseda University
2001	Statutory Auditor, Sony Corporation (to present)

Excluding certain cases, company names indicated are as of the specified date.

Investor Information

SONY CORPORATION
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001, Japan
Phone: 03-5448-2111
Facsimile: 03-5448-2244

INVESTOR RELATIONS OFFICES
If you have any questions or would like a copy of our Form 20-F filed with the U.S. Securities and Exchange Commission or our Annual Report to shareholders, please direct your request to:

Japan
SONY CORPORATION
Investor Relations
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001
Phone: 03-5448-2180
Facsimile: 03-5448-2183

U.S.A.
SONY CORPORATION OF AMERICA
Investor Relations
550 Madison Avenue, 27th Floor,
New York, NY 10022-3211
Phone : U.S. and Canada 800- 556-3411
International 402-573-9867
Facsimile: 212-833-6938

U.K.
SONY GLOBAL TREASURY SERVICES PLC.
Investor Relations
St. Helens, 1 Undershaft,
London EC3A 8NP
Phone : 020-7426-8606
Facsimile: 020-7426-8677

SONY ON THE INTERNET
Sony's Investor Relations Home Pages on the World Wide Web offer a wealth of corporate information, including the latest annual report and financial results.
http://www.sony.co.jp/en/SonyInfo/IR

ORDINARY GENERAL MEETING OF SHAREHOLDERS
The Ordinary General Meeting of Shareholders will be held in June in Tokyo.

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers
Tokyo, Japan

DEPOSITARY, TRANSFER AGENT, AND REGISTRAR FOR AMERICAN DEPOSITARY RECEIPTS
JPMorgan Chase Bank
270 Park Avenue,
New York, NY 10017-2070

Contact Address:
JPMorgan Service Center
JPMorgan Chase Bank
P.O. Box 43013
Providence, RI 02940-3013, U.S.A.
Phone: U.S. 800-360-4522
International 781-575-4328

CO-TRANSFER AND CO-REGISTRAR AGENT
CIBC Mellon Trust Company
2001 University Street, 16th Floor,
Montreal, Quebec, H3A 2A6, Canada
Phone: 514-285-3600

TRANSFER AGENT OF COMMON SHARES HANDLING OFFICE
UFJ Trust Bank Limited
Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku,
Tokyo 137-8081, Japan
Phone: 03-5683-5111

OVERSEAS STOCK EXCHANGE LISTINGS
New York, Pacific, Chicago, Toronto, London, Paris, Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss stock exchanges

JAPANESE STOCK EXCHANGE LISTINGS
Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges

NUMBER OF SHAREHOLDERS
(As of March 31, 2002)
725,124

SOCIAL & ENVIRONMENTAL REPORT
If you would like a copy of the above report, please direct your request to:
Sony Corporation
Corporate Environmental Affairs
Phone: 03-5448-3533
Facsimile: 03-5448-7838
This report is also available on the World Wide Web.
Sony's environmental showroom, "Sony Eco Plaza," can also be visited at the same URL.
http://www.sony.net/eco/

This year, the detailed discussion of results and financial statements customarily found in the back half of Sony's annual report has been published as a separate document, "Consolidated Financial Information 2002." A copy of this publication can be requested from the addresses in the left-hand column above, or alternatively view it on our website at http://www.sony.co.jp/en/SonyInfo/IR. Please note that Sony's Annual Report 2002 does include consolidated balance sheets, statements of income and other financial data.

Sony Corporation

Printed in Japan